                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------


                                     FORM 10/A
                                AMENDMENT NO. 4


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                        AMERIVISION COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

                Oklahoma                                    73-1378798
      (State or other jurisdiction                 (IRS employer identification
   of incorporation or organization)                          number)



   5900 Mosteller Drive, Suite 1800                           73112
        Oklahoma City, Oklahoma                            (Zip Code)
         (Address of principal
          Executive offices)



Registrant's telephone number, including area code: (405) 600-3800

Securities to be registered pursuant to Section 12(b) of the Act:

       TITLE OF EACH CLASS                        NAME OF EACH EXCHANGE ON
       TO BE SO REGISTERED                    WHICH EACH CLASS IT BE REGISTERED
       -------------------                    ---------------------------------


                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

                                 Title of Class
                                 --------------

                      Common Voting Stock, $0.10 par value


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                                TABLE OF CONTENTS

ITEM 1.      Business.......................................................................................   3

ITEM 2.      Financial Information..........................................................................  15

ITEM 3.      Properties.....................................................................................  28

ITEM 4.      Security Ownership of Certain Beneficial Owners and Management.................................  28

ITEM 5.      Directors and Executive Officers...............................................................  29

ITEM 6.      Executive Compensation.........................................................................  31

ITEM 7.      Certain Relationships and Related Transactions.................................................  35

ITEM 8.      Legal Proceedings..............................................................................  40

ITEM 9.      Market Price of and Dividends on Common Equity and Related Stockholder Matters.................  42

ITEM 10.     Recent Sales of Unregistered Securities........................................................  42

ITEM 11.     Description of Company's Securities to be Registered...........................................  42

ITEM 12.     Indemnification of Directors and Officers......................................................  44

ITEM 13.     Financial Statements and Supplementary Data....................................................  44

ITEM 14.     Changes in and Disagreements with Accountants on Accounting and Financial Disclosure...........  44

ITEM 15.     Financial Statements and Exhibits..............................................................  44



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

ITEM 1. BUSINESS

GENERAL

    Amerivision Communications, Inc. (the "Company" or "Amerivision") is a provider of long distance telephone and other telecommunications services primarily to residential users. The Company acquires customers through affinity-based marketing. Under this type of marketing program, the Company obtains membership lists from non-profit organizations that support strong family values, such as American Family Association Concerned Women For America, Christian Broadcasting Network, Christian Coalition, and T.D. Jakes Enterprises and promotes its services under the LIFELINE(R) service mark to those organizations' members. The non-profit organizations receive a percentage (currently approximately 10%), of certain collected revenues generated from their members ("Giveback"). In some cases the organizations will directly contact their members to sell the Company's services. In return the organizations may receive a sign up fee for each new customer obtained by that organization, in addition to the percentage of revenues. The Company has experienced substantial success marketing to this family values affinity largely because its customers, in addition to receiving essential telecommunications services, are able to indirectly contribute to causes they strongly support. The Company makes payments to thousands of non-profit organizations and as of September 30, 2000 had over 400,000 subscribers for its telecommunication services in all 50 states.

    WorldCom, Inc. ("WorldCom") is the primary carrier of the Company's long distance traffic. Effective February 1, 1999 the Company began operating the switching assets and personnel of Hebron Communications Corporation ("Hebron"), which includes telecommunications switches in Oklahoma City and Chicago. The Company purchased the switches in April 2000 under terms of an asset purchase agreement with Hebron. This purchase allows the Company to originate and terminate a portion of its long distance calls. See Item 7 below for a discussion of Hebron and the terms of the transaction with Hebron. The Company's long distance rates are currently:

RATE PLAN                MONTHLY FEE         WEEKDAY/SAT. RATE      SUNDAY RATE
Freedom                       None           $        .149          $    .149
Connections(1)           $    2.95(2)        $        .089          $    .089
Sunday Connections(1)    $    4.95(2)        $        .069          $    .049
Frequent Connections(1)  $   29.95(3)        $        .069          $    .049
Online Connections       $    4.95(3)        $        .069          $    .089

(1) Includes discounted intra State, intra LATA, international, calling card and toll free rates.

(2) $1.00 additional per month charge if not paid by credit card.

(3) Minimum monthly billing.

    In addition to long distance and related telecommunications services (e.g., calling cards, prepaid cards and toll free service), the Company also offers its customers Internet access, paging, and a credit card program under the LifeLine brand. These programs are discussed below.

    AmeriVision offers a nationwide dial-up internet access service ("ISP") with an optional filter. The Lifeline ISP includes affinity tools to create a community for Lifeline's target customers. AmeriVision is expanding its online capabilities, including on-line interactive Internet customer service, sales and e-billing.

    AmeriVision resells the paging services of Paging Networks, Inc., the largest provider of paging service in the U.S. The Company offers alpha and numeric paging on the local, regional and national level.

    AmeriVision offers a credit card program through First National Bank of Omaha ("FNBO"). Headquartered in Omaha, Nebraska, FNBO has been in business for over 145 years, has over $8.59 billion in total assets, and is a large credit card issuer and processor of credit card back office services. The credit card program is a profit center for the Company as well as a way for the subscriber to pay for Lifeline services. In addition, FNBO has retained AmeriVision's call center on a fee basis to do outbound telemarketing for the Lifeline FNBO program.

    The Company was incorporated in 1991 as an Oklahoma corporation and maintains its principal executive offices at 5900 Mosteller Drive, Suite 1800, Oklahoma City, Oklahoma 73112. The Company's telephone number is (405) 600-3800.

MAJOR DEVELOPMENTS

    Several important developments have occurred with respect to the Company and its business which include:

    RESOLUTION OF SECURITIES AND EXCHANGE COMMISSION'S INVESTIGATION. In July 1996, at the request of the Company, the Securities and Exchange Commission (the "Commission") instituted an investigation into whether the Company and its then directors and principal officers had violated any federal securities laws. In July 1998 the Commission issued a cease-and-desist order to the Company, Hebron and Tracy C. Freeny, at that time President of the Company, and Carl Thompson, at that time Senior Vice President of the Company with respect to the subject matter of the investigations which concluded the investigation. See Item 8 - "Legal Proceedings - Investigation by the Securities and Exchange Commission."

    ADDITION OF NEW DIRECTORS. In October 1998, three members of the current board of directors of the Company were first elected, bringing a wide range of skills and experiences to the Company. The new directors are Stephen D. Halliday, a lawyer and accountant with over 20 years of professional experience; Jay A. Sekulow, a lawyer who is in charge of a nationally-known public interest law firm; and John B. Damoose, a former executive with a Fortune 500 corporation. See Item 5 - Directors and Officers.

    ADDITION OF NEW OFFICERS AND KEY EMPLOYEES. In October 1998, Stephen D. Halliday was elected President and Chief Executive Officer of the Company. Prior to that, Mr. Halliday had been performing various consulting services for the Company while serving as a partner at Wiley, Rein & Fielding, a leading telecommunications law firm. In December 1998, four members of PricewaterhouseCoopers LLP telecommunications consulting practice with, collectively, over 75 years of experience in the telecommunications industry joined the Company, including Kerry A. Smith, a Vice President of the Company. In April 1999, David E. Grose joined the Company as Vice President and Chief Financial Officer and brings with him over 10 years experience as chief financial officer of publicly-traded concerns. In August 2000, Philip G. Evans joined the Company as Vice President and General Counsel, bringing with him over 10 years of law firm and in-house legal experience. See Item 5 - Directors and Officers.



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

    TERMINATION OF RELATIONSHIP WITH VISIONQUEST MARKETING SERVICES, INC. Effective January 1, 1999, the Company and VisionQuest Marketing Services, Inc. ("VisionQuest") mutually terminated their business relationship. Until such time VisionQuest had performed substantially all of the Company's telemarketing service requirements, but the Company determined it needed to establish a core telemarketing business, which it has been able to operate on a more cost-effective basis than through its prior relationship with VisionQuest. See
Item 7 - Certain Relationships and Related Transactions - Transactions with VisionQuest.

     NEW CREDIT FACILITY WITH COAST BUSINESS CREDIT, INC. In February 1999, the Company entered into a credit facility with Coast Business Credit, Inc. ("Coast Loan") providing the Company with up to $12.6 million in financing and in May 2000 the Company increased the availability under the credit facility to an aggregate of up to $35.0 million, currently limited to $30.0 million due to financial results and loan formula restrictions. The proceeds of the Coast Loan have been used by the Company to repay more expensive indebtedness and to pay for necessary capital improvements and reorganization costs. In connection with the Coast Loan, certain parties including Hebron, and three directors of the Company, all agreed to subordinate all amounts owed to them by the Company to the Coast Loan.

    NEW SUPPLY AGREEMENT WITH WORLDCOM. In April 1999, the Company entered into a multi-year supply agreement with WorldCom for long distance services. The Company lowered its costs as a result of the new agreement and resolved certain billing disputes and claims between the two parties. See Item 1 - Business - Suppliers.

    TRANSACTIONS WITH HEBRON. Effective February 1999, the Company began operating certain telecommunications switches of Hebron and acquired such switches in April 2000. The Company also acquired all of Hebron's assets related to an Internet product it had been jointly developing with the Company. The closing of the transaction allows the Company to have both switched and switchless long distance under its full control and to operate both the switches and the Internet assets on a more effective and cost efficient basis than through its prior relationship with Hebron. See Item 7 - Certain Relationships and Related Transactions - Transactions with Hebron.

BUSINESS STRATEGY

    The Company's overall strategy is to profitably grow its telecommunications and other services by further developing the family values affinity. Elements of the Company's strategy include:

    o Building the Company's Brand. Although the Company is a significant affinity-based marketing company, the Company believes that it is still relatively unknown in the national marketplace.

    o Expanding its Marketing Efforts and Portfolio of Telecommunications-Related Services. Substantially all of the Company's revenues are currently derived from the provision of long distance telephone service. The Company believes that it can grow its revenues by increasing the marketing of its existing services to the membership of organizations currently endorsing LifeLine services, offering additional bundled telecommunications services, such as Internet access, and adding new participating organizations.

    o Providing Cost Competitive Services. The Company continually works to position its services in a manner which is cost-competitive with similar services provided by major telecommunications services providers. To achieve competitive margins on its telecommunications services the Company intends to continually review and refine its operations to achieve operating and cost effectiveness.

    o Building a Business-Oriented Product Offering. Historically, the vast majority of the Company's customers have been residential. The Company believes that it can expand its customer profile to include small and medium size businesses and member organizations. The Company is increasing its marketing efforts to small and medium size businesses by approaching organizations currently endorsing LifeLine.

    o Providing High Quality Customer Service. The Company has significantly expanded and improved its customer service by opening a new customer service center which operates 24 hours a day seven days a week.

    o Marketing Non-Telecommunications Products and Services. In light of the Company's success in marketing telecommunications services to family values affinity groups, the Company believes that there is an opportunity to market non-telecommunication services to its customer base. For example, the Company provides a credit card product.

INDUSTRY OVERVIEW

    LONG DISTANCE

    Long distance companies can be categorized in different ways. One distinction is between facilities-based companies and non-facilities-based companies, or resellers. Facilities-based companies own transmission facilities, such as fiber optic cable or digital microwave equipment. Profitability for facilities-based carriers is dependent not only upon their ability to generate revenues but also upon their ability to manage complex networking and transmission costs. Non-facilities-based companies, such as the Company, contract with facilities-based carriers to provide transmission of their customers' long distance traffic. Pricing in such contracts is typically either on a fixed rate lease basis or a call volume basis. Profitability for non-facilities based carriers is based primarily on their ability to generate and retain sufficient revenue volume to negotiate attractive pricing with one or more facilities-based carriers.

    A second distinction among long distance companies is that of switch-based versus switchless carriers. Switched carriers have one or more switches, computers that direct telecommunications traffic in accordance with programmed instructions. All of the facilities-based carriers are switched carriers, as are many non-facilities-based companies. Switchless carriers depend on one or more facilities-based carriers to provide both transmission capacity and switch facilities. In addition, switchless resellers enjoy the benefit of offering their service on a nationwide basis, assuming that their underlying carrier has a nationwide network. As a result of the acquisition of certain assets of Hebron, the Company operates and owns switches in two markets, Oklahoma City and Chicago, but will continue to contract with facilities-based carriers to provide most of its switching services.

    Competition in the long distance industry is based primarily upon pricing, customer service, network quality and value-added services. The success of a non-facilities-based carrier such as the Company depends almost entirely upon the amount of traffic that it can commit to the underlying carrier; the larger the commitment, the lower the cost of service. Subject to contract restrictions and customer brand loyalty, resellers like the Company may competitively bid their traffic among other national long distance carriers to gain improvement in the cost of service. The non-facilities-based carrier devotes its resources entirely to marketing, operations and customer service, deferring many of the costs of network maintenance and management to the underlying carrier.

    The relationship between resellers and the major underlying carriers is predicated primarily upon the pricing strategies of the first-tier companies, which has resulted historically in higher rates for individuals and small business customers. Individuals and small business customers do not generate enough volume to receive reduced rates. The higher rates result from the higher cost of credit, collection, billing and customer service per revenue dollar associated with small billing level long distance customers. By committing to large volumes of traffic, the reseller is guaranteeing traffic to the underlying carrier. The underlying carrier is also relieved of the administrative burden of qualifying and servicing large numbers of relatively small accounts. The successful reseller efficiently markets the long distance product, processes orders, verifies credit and provides customer service to these large numbers of small accounts.

INTERNET ACCESS SERVICES

    Internet access and related value-added services ("Internet services") represent a segment of the telecommunications marketplace. Declining prices in the personal computer market, continuing improvements in Internet connectivity, advancements in Internet navigation technology, and the proliferation of services, applications, information and other content on the Internet have attracted a growing number of users.

PRODUCTS AND SERVICES

    Currently, the Company's revenues are substantially all from long distance sales, however, as discussed below, other products are entering the sales cycle.

    TELECOMMUNICATIONS SERVICES.
    Long Distance. The Company provides long distance service to over 400,000 subscribers, as of September 30, 2000 most of whom are residential. In addition, the Company offers calling cards, prepaid phone cards, and toll-free service. For these services, the Company

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


offers pricing which is competitive (including discounted rates for higher volume) with the larger long distance companies.

    Wireless. The Company resells the paging services of Paging Networks, Inc., (now Arch Wireless), the largest provider of paging service in the U.S. Local, regional and national paging service is offered on an alpha and numeric basis. The Company is also exploring offering wireless telephone service by reselling the services of a national or regional wireless provider.

    Internet Access. The Company offers Internet access services nationwide on a dial-up basis. The Company's Internet access service includes an optional filter so that its subscribers will not, subject to certain limitations inherent to the filtering technology, be able to access "offensive" materials on the Internet.

    NON-TELECOMMUNICATIONS SERVICES.

    In light of the Company's success in marketing telecommunications services to family values affinity groups, the Company believes that there is an opportunity to market non-telecommunication services to its customer base. The Company has entered into an agreement to issue a branded credit card through First National Bank of Omaha ("FNBO") based in Omaha, Nebraska. The Company believes that the pricing and terms offered to its participating organizations are competitive with major credit card providers.


MARKETING AND SALES

    The Company primarily markets its telecommunications services utilizing the family values affinity. To obtain new customers, the Company uses sales executives, telemarketing and various promotional efforts including direct mail, radio, convention advertising and the Internet.

    Some of the sales executives expend the majority of their efforts obtaining new non-profit organizations who will endorse LifeLine services and maintaining existing relationships. Other sales executives principally seek to expand the number of members of existing non-profit organizations who endorse LifeLine services as well as sell additional services to and seek to improve the retention rate of existing subscribers. Prior to 1999, sales executives were compensated based on a percentage of collected sales revenue with some agreements as long as 25 years. On a transition basis these commission arrangements have been generally terminated and are being replaced by base salaries and bonuses, if appropriate, based on performance.

    Once membership lists of non-profit organizations have been obtained, the Company generally contacts members and solicits their telecommunications services through direct mail and telemarketing. The Company works with the organizations in its direct mail efforts, often placing advertising in newsletters or inserting brochures about the Company in the organizations' mailings. The Company also uses its telemarketing resources to contact members of participating organizations. The Company operates a call center in Tahlequah, Oklahoma and, as of September 30, 2000, the call center had an aggregate of 350 full and part time employees who operate over 250 call stations. The Company advertises its services through radio programs, which target viewers and listeners who support the family values affinity, including Christian radio and television networks. The Company participates in conferences and conventions sponsored by organizations endorsing LifeLine services.

    The Company has also recently begun capitalizing upon the marketing opportunities created through the Internet. On some websites of participating organizations, the Company's services are promoted or a link to the Company's website is provided.

    Through improved customer service, increased focus on brand awareness, competitive rate plans and bundled services the Company is striving to improve its retention rate.



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SUPPLIERS


    In April 1999, the Company executed a new 36-month, $72,000,000 contract with WorldCom for provision of the Company's long distance traffic. The Company is required to pay WorldCom at least $2,000,000 per month for services provided, however, any amount paid by the Company in excess of $2,000,000 per month may be credited against any month in which the Company does not use at least $2,000,000 worth of service. Since April 1999, the Company has paid WorldCom an average of $2,400,000 per month, and has paid less than $2,000,000 ($1,970,000) for only one month. The Company also must direct all of its switchless long distance traffic to WorldCom through the term of the contract, although the Company may terminate the contract once it has paid WorldCom $72,000,000 (even if that occurs less than 36 months after the effective date of the contract). WorldCom is not obligated to lower the Company's rates, although the Company is permitted to request a reduction every six months and each time the Company has requested a reduction, WorldCom has granted the request. In addition, with execution of the contract the Company received a credit and was released of any prior liability and claims to WorldCom in connection with the settlement of various billing disputes between the Company and WorldCom. This contact also resulted in a pricing reduction from the prior WorldCom billing rates charged to the Company and, as discussed above, additional reductions have been subsequently negotiated.


COMPETITION


     OVERVIEW. The telecommunications services industry is highly competitive, rapidly evolving and subject to constant technological change. There are numerous companies offering the services the Company offers, and the Company expects competition to increase in the future. The Company believes that existing competitors are likely to continue to expand their service offerings and/or lower their prices to appeal to existing or potential customers of the Company. Many of the Company's existing competitors have financial, personnel and other resources, including brand name recognition, substantially greater than that of the Company. Moreover, the Company expects that new competitors are likely to enter the communications market, and some of these new competitors may market communications services similar to the Company's services. Some of these new competitors may have financial, personnel and other resources, including brand name recognition, substantially greater than those of the Company. In particular, the regional Bell operating companies ("RBOCs") will be strong competitors as they are allowed to provide long distance services in their in-region markets. To date, Verizon has received authority to provide long distance services in New York and has applied for authority to operate in Massachusetts, and SBC has received such authority in Texas, Kansas and Oklahoma. It is expected that the rate of RBOC entry into the long distance market will increase during 2001. Moreover, given Verizon's success in attaining authority in New York and SBC's success in Texas, Kansas and Oklahoma, the RBOCs are likely to be very effective competitors, particularly in the provision of service to residential and small business customers. In addition, AT&T has purchased the cable company TeleCommunications, Inc. and has received regulatory approval to purchase another cable company, MediaOne Group Inc. AT&T intends to use these cable facilities and those of other cable companies with which it has signed agreements to offer local telephony, long distance, Internet, and other services to customers in competition with incumbent local exchange carriers and other competitive local exchange carriers ("CLECs"). AT&T's plans, however, may be subject to change based on an announced spinoff of its broadband and wireless units.

    In addition, the regulatory environment in which the Company operates is undergoing significant change. As this regulatory environment evolves, changes may occur which could create greater or unique competitive advantages for all or some of the Company's current or potential competitors, or could make it easier for additional parties to provide services similar to those offered by the Company.


    LONG DISTANCE. The Company provides long distance services by reselling the facilities of other carriers in the United States. The long distance industry is intensely competitive and significantly influenced by the marketing and pricing decisions of the larger industry participants such as AT&T, Sprint and WorldCom. Moreover, the industry has undergone and will continue to undergo significant consolidation that has created and will continue to create numerous other entities with substantial resources to compete for long distance business, such as Global Crossing, and Qwest. In addition, as a result of the Telecommunications Act of 1996 ("Telecommunications Act"), RBOCs are beginning to enter the long distance market. These larger competitors have significantly greater name recognition and financial, technical, network and marketing resources. They may also offer a broader portfolio of services and have longer standing relationships with customers targeted by the Company. Moreover, there can be no assurance that certain of the Company's competitors will not be better situated to negotiate contracts with suppliers of telecommunications services which are more favorable than contracts negotiated by the Company. Many of the Company's competitors enjoy economies of scale that can result in a lower cost structure for transmission and related termination costs, and which could cause significant pricing pressures on the Company. In addition, long distance carriers such as the Company are experiencing the effects of lowering rates for wireless long distance services, resulting in increased use of wireless services for calls previously made through conventional telephone networks.


    The Company competes in the long distance market primarily on the basis of price, customer service and the ability to provide a variety of communications products and services. Customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Prices for long distance calls have declined substantially in recent years and are likely to continue to decrease. In response, the Company has substantially cut its rates, which has had an adverse effect on revenues. Competition in all of the relevant markets is expected to increase which could adversely affect net revenue per minute and gross margins as a percentage of net revenue. There can be no assurance that the Company will be able to compete effectively in the long distance market.


    INTERNET TELEPHONY. Internet Telephony is the transmission of voice long distance services over Internet protocols rather than traditional long distance networks ("IP Telephony"). Certain ISPs have announced plans to use IP Telephony to introduce long distance services at rates 30% to 50% below standard long distance rates. IP Telephony could increase pressure on the Company and other communications companies to reduce prices and margins from long distance services. There can be no assurance that the Company will not experience substantial decreases in call volume, pricing and/or margins due to IP Telephony. There can also




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

be no assurance that the Company will be able to offer its telecommunications services to end users at a price which is competitive with the IP Telephony services offered by these new companies.

    INTERNET SERVICE PROVIDER. The Company provides Internet access on a nationwide basis. The Internet services market is highly competitive, as there are no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company's competitors in this market include ISPs, other telecommunications companies, cable companies, online service providers and Internet software providers. Many of these competitors have greater financial, technological and marketing resources than those available to the Company. Internet services are currently deemed enhanced services by the FCC and therefore are not subject to federal and state common carrier regulations, including long distance interstate and intra-state access fees. There can be no assurance that Internet services will not be subject to additional regulation in the future.

    TECHNOLOGICAL ADVANCES. In the future, the Company may be subject to intense competition due to the development of new technologies resulting in an increased supply of transmission capacity. The telecommunications industry is experiencing a period of rapid and significant technological evolution marked by the introduction of new product and service offerings and increasing satellite transmission capacity for services similar to those to be provided by the Company. The introduction of new products or emergence of new technologies may cause capacity to greatly exceed the demand, reducing the pricing of certain services to be provided by the Company. There can be no assurance that the Company's services will satisfy future customer needs, that the Company's technologies will not become obsolete in light of future technological developments, or that the Company will not have to make significant additional capital investments to upgrade or replace its system and equipment. The effect on the Company's operations of technological changes cannot be predicted and if the Company is unable to keep pace with advances, it could have a material adverse effect on the Company.


REGULATION

    The terms and conditions under which the Company provides telecommunications products and services are subject to government regulation. Federal laws and FCC regulations apply to interstate telecommunications, while particular state regulatory authorities have jurisdiction over telecommunications that originate and terminate within the same state.

    DOMESTIC FEDERAL REGULATION. The Company is classified by the FCC as a non-dominant carrier, and therefore is subject to significantly reduced federal regulation. After the reclassification of AT&T as a non-dominant carrier in its provision of domestic services, among domestic carriers only the LECs are classified as dominant carriers for the provision of interstate access services. As a consequence, the FCC regulates many of the rates, charges, and services of the LECs to a greater degree than the Company's. A separate affiliate of an RBOC complying with certain statutory separation requirements and, once authorized, offering in-region interstate inter-exchange services is regulated as a non-dominant carrier. Similarly, a separate affiliate of an independent LEC offering in-region interstate inter-exchange services is treated as non-dominant, but the separation requirements it must comply with are less strict than those applicable to the RBOCs. This non-dominant treatment may make it easier for the RBOCs to compete directly with the Company for long distance subscribers. Because AT&T is no longer classified as a dominant carrier, certain pricing restrictions that formerly applied to AT&T have been eliminated, which may make it easier for AT&T to compete with the Company for low volume long distance subscribers.


    The FCC generally does not exercise direct oversight over cost justification and the level of charges for services of non-dominant carriers, such as the Company, although it has the statutory power to do so. Non-dominant carriers are required by statute to offer interstate services under rates, terms, and conditions that are just, reasonable, and not unduly discriminatory, Long distance carriers were required to withdraw current tariffs for domestic business services by January 31, 2001 and are required to withdraw current tariffs for domestic mass market services by July 31, 2001. The FCC mandated in March the detariffing of international services. The effective date of international detariffing will be approximately December 31, 2001. The FCC has the jurisdiction to act upon complaints filed by third parties or brought on the FCC's own motion against any common carrier, including non-dominant carriers, for failure to comply with its statutory obligations. Additionally, the Telecommunications Act grants explicit authority to the FCC to "forbear" from regulating any telecommunications services provider in response to a petition and if the agency determines that the public interest will be served for such inaction.


    The FCC imposes only minimal reporting requirements on non-dominant carriers, although the Company is subject to certain reporting, accounting, and record keeping obligations. A number of these requirements are imposed, at least in part, on all carriers, and others are imposed on carriers such as the Company whose annual operating revenue exceed $100 million.


    Resale carriers, like all other interstate carriers, are also subject to a variety of miscellaneous regulations that, for instance, govern the documentation and verifications necessary to change a subscriber's long distance carrier, limit the use of "800" numbers for pay-per-call services, require disclosure of certain information if operator assisted services are provided, and govern interlocking directors




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

and management. Other types of FCC regulation may impose costs on the Company, such as regulatory fees, universal service contribution obligations, North American Numbering Plan Administration fees, Telecommunications Relay Services obligations, number portability obligations, Communications Assistance for Law Enforcement Act obligations, the Universal Service Fund surcharge and the Primary Interexchange Carrier Charge.



    The Telecommunications Act authorizes the RBOCs to provide inter-Local Access and Transport Area ("LATA") services within their regions only upon specific FCC approval. To obtain such approval, an RBOC must demonstrate on a state-by-state basis that is has satisfied a checklist of interconnection and other requirements. The Telecommunications Act also provides for certain safeguards against anticompetitive conduct by the RBOCs in the provision of inter-LATA service including a requirement for a separate subsidiary and certain joint marketing limitations.






    The Telecommunications Act prohibits carriers from changing a subscriber's carrier of telephone exchange or toll services except in conformance with the FCC's verification rules. In addition to other penalties imposed by the Telecommunications Act and the FCC's rules, a carrier that violates the FCC's verification rules and collects charges from the subscriber is liable to the carrier previously authorized by the subscriber for the amount collected. The FCC has adopted rules implementing these provisions.

    STATE REGULATION. The Company is subject to varying levels of regulation in virtually all states. The vast majority of the states require the Company to apply for certification, which entails proof of technical, managerial and financial ability to provide intrastate telecommunications services, or at least to register or to be found exempt from regulation, before commencing intrastate service. A majority of states also require the Company to file and maintain detailed tariffs listing its rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval or notice for various actions including (i) transfers of control of certified carriers;
(ii) corporate reorganizations; (iii) acquisitions of telecommunications operations; (iv) assignments of carrier assets, including subscriber bases and
(v) carrier securities offerings. Certificates of authority can generally be conditioned, modified, canceled, terminated, or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties, including the return of all monies received for intrastate traffic from residents of a state, may be imposed for such violations. In addition, several states have verification rules different from the FCC's regarding changing a subscriber's authorized carrier.

    Currently, the Company can provide originating interstate and intrastate service to customers in all 50 states and the District of Columbia. Of the states in which the Company provides originating service, some state Public Utilities Commissions ("PUCs") actively assert regulatory oversight over the services offered by the Company.

    Additionally, the rules for each state vary in regard to the authorization of long distance versus local service. As a result of the Telecommunications Act, local competition is now allowed in all states. Generally speaking, as the rules have been modified, the states have either ordered that all certified long distance carriers now have the authority to provide local services, or directives have been given for companies to apply for local authority or revise existing tariffs to comply with state regulations. In those states, which issued directives for companies to apply for local authority or revise tariffs, the Company has complied with such orders.

      The Company is also subject to various registration requirements in connection with the marketing and administration of its credit card business and with the operation of its call center.


    The Company continuously monitors regulatory developments in all states in which it does business in order to ensure regulatory compliance. The Company believes that it is in compliance in all material respects with the requirements of federal and state regulatory authorities and maintains contact regularly with the various regulatory authorities in each jurisdiction.


INFORMATION SYSTEMS


    In August 1998, the Company completed an independent review of its information systems ("Information Systems"). Based on the results of such review, the Company decided that its current Information Systems, which are based on FoxPro software, were not sufficient, determining that the current Information Systems need to be modified and supplemented and new Information Systems need to be implemented in order for the Company to operate more effectively. To accommodate customer growth and new product offerings, the Company is pursuing a Windows NT environment with underlying client/server architecture. This platform will also include a data warehouse with front-end tools to address financial, operational, and sales and marketing research and reporting. The additional costs of the Information Systems improvements are anticipated to be approximately $.5 million to $1.0 million. The Company currently anticipates funding the Information Systems improvements from the Coast Loan, but, if proceeds from this loan are not available, it may not have sufficient other capital resources to implement the improvements. There can be no assurances that the Company will have the capital resources available which are necessary to implement the improvements or that, if implemented, the improvements will function effectively. The failure to implement the improvements or if the improvements are ineffective Information Systems could have a material adverse effect on the Company.


EMPLOYEES


    As of September 30, 2000, the Company had approximately 350 full time employees and 100 part time and temporary employees. None of the Company's employees is party to any collective bargaining agreement and the Company has never experienced a work stoppage. The Company considers its relations with its employees to be good.


FACTORS AFFECTING THE COMPANY'S BUSINESS AND PROSPECTS.

    There are many factors that affect the Company's business and the results of its operations, some of which are beyond the control of the Company. The following is a description of some of the important factors that may cause the actual results of the Company's operations in future periods to differ materially from those currently expected or desired.


THE COMPANY HAS A SIGNIFICANT ACCUMULATED STOCKHOLDERS' DEFICIT AND A HISTORY OF LOSSES, WHICH ALONG WITH OTHER FACTORS INDICATE THAT THE COMPANY MAY BE UNABLE TO CONTINUE AS A GOING CONCERN FOR A REASONABLE PERIOD OF TIME. Since the formation of the Company in 1991, the Company incurred losses in each year through December 31, 1998. Despite realizing net income in 1999, there can be no assurances that the Company will attain consistent profitability. In addition, the accumulated stockholders deficit was $23.8 million at December 31, 1999 primarily because of earlier distributions and redemptions to stockholders and operating losses. See Note J--Financial Condition and Results Of Operations which qualifies the financial statements by saying that these factors, among others, indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

    THE COMPANY HAS A SUBSTANTIAL AMOUNT OF DEBT AND A HISTORY OF CASH SHORTAGES AND NEEDS ADDITIONAL CAPITAL TO FINANCE ITS PLANNED ACTIVITIES. THE COMPANY CANNOT BE CERTAIN THAT IT CAN OBTAIN SUCH FUNDS WHICH COULD RESULT IN IT REDUCING ITS SCOPE OF ACTIVITIES. As of September 30, 2000, the Company had outstanding indebtedness of $50.9 million including current liabilities of $39.9 million, total assets of $27.8 million and a deficit in stockholders' equity of $23.0 million. Since formation, the Company has experienced significant cash shortages and has had to raise equity through the sale of securities and borrow money from various affiliates and others to fund its operations and continue as a going concern.


    The Company intends:

     o to modify its current Information Systems to improve the flow of information related to the operations; and

     o    to incur other capital expenditures and reorganization expenses.

    The aggregate cost of implementation of these activities are not known at this time, but may exceed $2.0 million. The Company will need to raise additional capital from public or private equity or debt sources in order to finance these costs and its working capital needs, debt service obligations and contemplated capital expenditures. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's then current shareholders would be reduced. There can be no assurance that the Company will be able to raise such capital on satisfactory terms or at all. In the event that the Company is unable to obtain such additional capital or is unable to obtain such additional capital on acceptable terms, the Company may be required to reduce the scope of its operations.



    THE COMPANY HAS FAILED TO COMPLY WITH CERTAIN PROVISIONS OF SECURITIES LAWS WHICH COULD RESULT IN SIGNIFICANT LIABILITIES FOR THE COMPANY. IF SUCH LIABILITIES WERE TO ARISE, THE COMPANY MAY NOT HAVE THE FUNDS TO PAY SUCH LIABILITIES AND THE COMPANY'S ABILITY TO CONDUCT ITS OPERATIONS WOULD BE MATERIALLY AND ADVERSELY IMPACTED. Substantially all of the Company's sales of Common Stock and certain notes, other than sales to officers and directors of the Company, failed to comply with registration requirements of federal and states securities laws, and, possibly, compliance with anti-fraud provisions of federal and states securities laws. The Company and two of its officers at that time, after voluntarily presenting these facts to the Securities and Exchange Commission (the "Commission") in July 1996, consented in July 1998 to the entry of a cease and desist order from the Commission concerning violations of the federal securities laws. See Item 8 below for a more detailed description of these proceedings.



    The federal securities laws provide legal causes of action against the Company by persons buying the securities from the Company including action to rescind the sales. With respect to the offerings described above, the statutes of limitations relating to such actions appear to have expired for sales made by the Company more than three years ago. All of these sales were made by the Company more than three years ago.



    While certain suits under the federal acts may be barred, similar laws in many of the states provide similar rights. The Company sold stock to persons in over forty states, and those states typically provide that a purchaser of securities in a transaction that fails to comply with the state's securities laws requiring registration of such sales can rescind the purchase, receiving from the issuing company the purchase price paid plus an interest factor, frequently 10% per annum from the date of sales of such securities, less any amounts paid to such security holder. While the statutes of limitations for these rights appear to have expired for many of these violations, some have not. Accordingly, the Company has a contingent liability under state securities laws for those sales of approximately $330,000 at September 30, 2000.



    Additionally, the Company may be liable for rescission or other remedies under states securities laws to the purchasers of the Hebron common stock requiring registration of such sales because of the relationships of the two companies, creating an additional contingent liability to the Company. While the Company may have liability for rescission of the sales of the Hebron securities, the holders of Hebron securities will not have any damages under the rescission rights if Hebron successfully completes its currently proposed liquidation. See
Item 7 below for a description of the Hebron transaction including its proposed liquidation. If the liquidation is completed as currently proposed, and the Company pays the notes due Hebron in full, the Company anticipates that the Hebron shareholders would receive assets in the liquidation with a value greater than the value of their rescission rights. Additionally, statutes of limitations relating to such rights appear to have expired.


    If purchasers of securities of either the Company or Hebron are successful in asserting any of the above-described claims, it could result in, among other adverse things, the Company being required to make payments which it may not have the ability to make without obtaining additional sources of capital and possibly affect the Company's ability to operate as a going concern.


    THE COMPANY'S OPERATIONS AND REVENUES ARE DEPENDENT LARGELY ON ITS ABILITY TO MAINTAIN FAVORABLE RELATIONSHIPS WITH THE NON-PROFIT ORGANIZATIONS WHOSE MEMBERS SERVE AS THE COMPANY'S CUSTOMER BASE. THERE ARE NO ASSURANCES THAT THE RELATIONSHIPS OR THE TERMS OF SUCH RELATIONSHIPS CAN BE MAINTAINED. Substantially all of the Company's revenues are derived from the members of the non-profit organizations with which it has relationships. The non-profit organizations receive a percentage (currently approximately 10%), of certain collected long distance revenues generated from their members. The Company does not have long term written agreements with many of these non-profit organizations. Accordingly, a non-profit organization may have no legal obligation to maintain its relationship with the Company and there is nothing to ensure that compensation or the rate of compensation to the non-profit organizations will remain at current levels. There can be no assurances that the Company will be able to maintain its relationships with the non-profit organizations or establish relationships with new non-profit organizations. If one or more significant non-profit organizations chooses to sever its relationship with the Company or the rate of compensation to the non-profit organizations is increased, it could result in, among other adverse things, the loss of a significant source of revenue or the incurrence of an unexpected expense, thus lowering profitability and impairing cash flow.



    THE TELECOMMUNICATIONS INDUSTRY IS HIGHLY COMPETITIVE WITH MANY PARTICIPANTS MUCH LARGER THAN THE COMPANY. THE COMPANY MAY NOT BE ABLE TO EFFECTIVELY COMPETE WITH ITS COMPETITORS. The telecommunications industry is highly competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants, such as AT&T, WorldCom and Sprint. Many of the Company's competitors are significantly larger and have substantially greater financial, technical and marketing resources than the Company. The industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and high churn rates (customer turnover), as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company competes to a large extent on the basis of price and also on the basis of customer service and its ability to provide a variety of telecommunications services. The Company expects competition on the basis of price and service offerings to increase.


    In addition to these competitive factors, recent and pending deregulation may encourage new entrants. For example, as a result of federal legislation enacted in 1996, after fulfilling certain statutory requirements, RBOCs have been and will continue to be allowed to enter the long distance market, AT&T, WorldCom and other long distance carriers are allowed to enter the local telephone services market, and any entity (including cable television companies and utilities) is allowed to enter both the local service and long distance telecommunications markets. In addition, the FCC has reclassified AT&T as a "non-dominant" carrier, which substantially reduces the regulatory constraints on AT&T.



    THE COMPANY'S OPERATIONS AND REVENUES ARE DEPENDENT ON WORLDCOM WHICH PROVIDES TELECOMMUNICATIONS SERVICES TO THE COMPANY'S CUSTOMERS. THE COMPANY CANNOT ENSURE THE QUALITY OF SUCH SERVICES OR THE CONTINUITY OF THE RELATIONSHIP. The Company does not own telecommunications transmission lines. Accordingly, substantially all telephone calls made by the Company's customers are transmitted over WorldCom's network under an agreement with WorldCom which is also a competitor of the Company. The Company's ability to maintain and expand its business is currently dependent upon whether the Company continues to maintain a favorable relationship with WorldCom and whether WorldCom remains a viable supplier to the Company. The deterioration or termination of the Company's relationship with WorldCom or WorldCom's failure to remain a viable supplier to the Company could result in, among other adverse things, the Company being temporarily unable to provide the majority of its services or unable to provide its services at the current cost.

    THE COMPANY NEEDS TO ATTRACT AND RETAIN KEY PERSONNEL IN ORDER TO MOST EFFECTIVELY CONDUCT ITS OPERATIONS. The Company's success depends to a significant degree upon the continued contributions of its management team, particularly Stephen D. Halliday, its President and Chief Executive Officer, and marketing, technical and sales personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. Competition for qualified employees and personnel in the telecommunications industry is intense and, from time to time, there are a limited number of persons with knowledge of and experience in particular sectors of the telecommunications industry. The Company's success also will depend on its ability to attract and retain qualified management, marketing and sales personnel. The process of locating such personnel with the combination of skills and attributes required to carry out the Company's strategies is often lengthy. There can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could result in, among other adverse things, a decrease in the Company's financial and operating performance.



    THE COMPANY HAS NOT HISTORICALLY MAINTAINED PROPER RECORDS AND HAS HAD TO RECONSTRUCT SUCH RECORDS. THIS LACK OF RECORDS MAY ADVERSELY AFFECT THE COMPANY'S OBLIGATIONS AND RIGHTS. The Company over the first several years of its existence did not maintain complete records as to certain of its corporate activities. The Company, working with its auditors and legal counsel, has reconstructed certain records including minutes of meetings of its board of directors relating to the issuance of Common Stock and notes and approval of other acts and transactions of the Company. These minutes are based on certain records of the Company and upon affidavits of persons who served as directors during such earlier periods. To the extent, if any, that such reconstructed records fail to reflect shares of Common Stock issued and outstanding, dilution would occur to known existing shareholders. To the extent, if any, notes or other indebtedness are outstanding but not reflected in current records, the Company's net worth would be reduced.


    Certain records and documents that were maintained by the Company contain ambiguities, which require interpretations of their meanings and contain provisions inconsistent with actions of the Company. See for example Note E to Notes to Consolidated Financial Statements concerning the secured nature of certain notes of the Company. Where records and documents of the Company are ambiguous, parties to such documents may interpret those records and documents in a manner contrary to the Company's interpretations, which could affect the obligations and rights of the Company in an adverse manner.



    TELECOMMUNICATION SERVICES ARE SUBJECT TO A LARGE AMOUNT OF GOVERNMENTAL REGULATION. CHANGES IN THAT REGULATION MAY ADVERSELY RESTRICT OR ALTER THE WAY THE COMPANY CONDUCTS ITS OPERATIONS. The Telecommunications Act provides specific guidelines under which the RBOCs can provide long distance services, which will permit the RBOCs to compete with the Company in the provision of domestic and international long distance services. The legislation also opens all local service markets to competition from any entity (including, for example, long distance carriers, such as AT&T, cable television companies and utilities). Because the legislation opens the Company's markets to additional competition, particularly from the RBOCs, the Company's ability to compete may be adversely affected. Moreover, as a result of and to implement the legislation, certain federal and other governmental regulations will be adopted, amended or modified, and any such adoption, amendment or modification could result in, among other adverse things, more competition or increased operating expense for the Company.

    The FCC and relevant PUCs have the authority to regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's services are provided. Federal and state regulations and regulatory trends have had, and in the future are likely to have, both positive and negative effects on the Company and its ability to compete. In general, neither the FCC nor the relevant state PUCs currently regulate the Company's long distance rates or profit levels, but either or both may do so in the future. A move by the FCC toward lessened regulation has given AT&T, the largest long distance carrier in the U.S., virtually complete pricing flexibility that has permitted it to compete more effectively with smaller long distance carriers, such as the Company. In addition, the commitments made by the U.S. government in the recently completed World Trade Organization negotiations will make it easier for certain foreign-affiliated carriers to provide service in competition with the Company. There can be no assurance that changes in current or future Federal or state regulations or future judicial changes would not have a material adverse effect on the Company.

     In order to provide their services, long distance carriers, including the Company, must generally purchase "access" from LECs to originate calls from and terminate calls in the local exchange telephone networks. Access charges presently represent a significant portion of the Company's network costs in all areas in which it operates. The FCC regulates interstate access charges while intrastate access charges are regulated by the relevant state PUCs. Last year the FCC significantly reduced the access charges levied by one class of LECs, price cap companies. For the remaining LECs, the FCC is currently considering and is expected to reform its access charge rules. The access charge structure ultimately adopted by the FCC could have a material adverse effect on the Company, particularly if it imposes relatively greater costs on smaller carriers (such as the Company) compared to larger carriers (such as AT&T and WorldCom).

     The Company currently competes with the RBOCs and other LECs in the provision of "short haul" toll calls completed within a LATA. Subject to a number of conditions, the Telecommunications Act eliminated many of the restrictions which prohibited the RBOCs from providing long-haul, or local toll service, and thus the Company will face additional competition. To complete long-haul and short-haul toll calls, the Company must purchase "access" from the LECs. The Company must generally price its toll services at levels equal to or below the retail rates established by the LECs for their own short-haul or long-haul toll services. To the extent that the LECs are able to reduce the margin between the access costs to the Company and the retail toll prices charged by LECs, either by increasing access costs or lowering retail toll rates, or both, the Company will encounter adverse pricing and cost pressures in competing against LECs in both the short-haul and long-haul toll markets.

    THE COMPANY'S INFORMATION SYSTEMS ARE INSUFFICIENT AND MUST BE UPDATED FOR THE COMPANY TO OPERATE COST-EFFECTIVELY. The Company has determined that its current Information Systems are not sufficient. It has determined that the current Information Systems will need to be modified and supplemented and new Information Systems will need to be implemented in order for the Company to operate more effectively. The additional costs of the Information Systems improvements is anticipated to be approximately $.5 to $1.0 million. If the proceeds of the Coast Loan are not available to fund this cost, the Company may not have sufficient capital resources to implement the improvements. There can be no assurances that the Company will have or, if necessary, be able to obtain the capital resources necessary to implement the improvements or that, if implemented; the improvements will function effectively. The failure to implement the improvements or the ineffectiveness of the improvements could result in, among other adverse things, the Company being unable to obtain and manage important data and information related to its business and operations.

     THE COMPANY HAS COMMITTED TO PURCHASE MINIMUM AMOUNTS OF TELECOMMUNICATION SERVICES AND THE FAILURE TO PURCHASE SUCH AMOUNTS WOULD RESULT IN THE INCURRENCE OF A SIGNIFICANT LIABILITY FOR THE COMPANY. The Company has entered into supply contracts with WorldCom and IXC for the long distance telecommunication services provided to its customers. To obtain favorable forward pricing from WorldCom, and IXC the Company has committed to purchase certain minimum volumes of a variety of long distance services during the term of the contract. There can be no assurance that the Company will not incur shortfalls in the future or that it will be able to successfully renegotiate, or otherwise obtain relief from, its minimum volume commitments in the future. If future shortfalls occur, the Company may be required to make substantial payments without associated revenue from customers or WorldCom or IXC may terminate service and commence formal action against the Company. Such payments are not presently contemplated in the Company's budgets and would be difficult to pay and could result in money being used to make this payment which would have otherwise been used in other important areas of the Company.

    Because of the Company's commitments to purchase fixed volumes of use from WorldCom and IXC at predetermined rates, the Company could be adversely affected if WorldCom or IXC were to lower the rates it makes available to the Company's target market without a corresponding reduction in the Company's rates. Similarly, the Company could be adversely affected if WorldCom or IXC fails to adjust its overall pricing, including prices to the Company, in response to price reductions of other major carriers. WorldCom and IXC have agreed to review rates charged to the Company but the WorldCom agreement states that WorldCom is not legally obligated to lower the rates charged to the Company.

    TELECOMMUNICATION SERVICES PROVIDERS, SUCH AS THE COMPANY, CONSISTENTLY LOSE SIGNIFICANT NUMBERS OF CUSTOMERS. THE LOSS OF A SUBSTANTIAL NUMBER OF CUSTOMERS WOULD HAVE A MATERIAL ADVERSE EFFECT ON THE OPERATIONS OF THE COMPANY. Customer attrition is a problem inherent in the long distance industry. The Company's revenue is adversely affected by customer attrition. The customer attrition experienced by the Company is attributable to a variety of factors, including the Company's termination of customers for non-payment and the marketing and sales initiatives of the Company's competitors such as, among other things, national advertising campaigns, telemarketing programs and the use of cash or other incentives. There can be no assurances that this attrition will not increase from current levels.



     SUCCESS IN THE TELECOMMUNICATIONS INDUSTRY IS DEPENDENT ON AN ABILITY TO OFFER NEW TECHNOLOGY AND SERVICES. THERE ARE NO ASSURANCES THE COMPANY WILL HAVE THE RESOURCES OR THE CAPABILITIES TO OFFER THE TECHNOLOGY AND SERVICES OFFERED BY ITS COMPETITORS. The telecommunications industry is characterized by rapidly evolving technology. The Company believes that its success will increasingly depend on its ability to offer, on a timely basis, new services based on evolving technologies and industry standards. There can be no assurance that the Company will have the ability or resources to develop the new services, that new technologies required for such services will be available to the Company on favorable terms or that such services and technologies will enjoy market acceptance. Further, there can be no assurance that the Company's competitors will not develop products or services that are technologically superior to those used by the Company or that achieve greater market acceptance. The development of any such superior technology by the Company's competitors, or the inability of the Company to successfully respond to such a development, could render the Company's existing products or services obsolete.



     THE COMPANY DEPENDS ON THE CALL RECORDS GENERATED BY ITS SUPPLIER WHICH MAY NOT BE TIMELY OR ACCURATELY DELIVERED. THE FAILURE TO RECEIVE SUCH RECORDS TIMELY OR THE INACCURACY OF SUCH RECORDS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE OPERATIONS OF THE COMPANY. The Company depends on the timeliness and accuracy of call data records provided to it by WorldCom which supplies the Company with telecommunications services, and there can be no assurance that accurate information will consistently be provided on a timely basis. Failure of the Company to receive prompt and accurate call data records will impair the Company's ability to bill its customers on a timely basis. Such billing delays could impair the Company's ability to collect amounts owed by its customers. Due to the multitude of billing rates and discounts which suppliers must apply to the calls completed by the Company's customers, and due to routine logistical issues such as the addition or termination of customers, the Company regularly has disagreements with WorldCom concerning the amounts invoiced for its customers' traffic. The Company pays WorldCom according to its own calculation of the amounts owed as recorded on the computer tapes provided by WorldCom. The Company's computations of amounts owed are frequently less than the amount shown on the WorldCom's invoices. Accordingly, WorldCom may consider the Company to be in arrears in its payments until the amount in dispute is resolved. Although these disputes have generally been resolved on terms favorable to the Company, there can be no assurance that this will continue to be the case. Future disputes, which are not resolved favorably to the Company, could have a material adverse effect on the Company's financial and operating performance.

     THE COMPANY IS PROHIBITED BY ITS LOAN AGREEMENT FROM PAYING DISTRIBUTIONS WITH RESPECT TO THE COMMON STOCK. A STOCKHOLDER WILL HAVE TO RELY ON THE SALE OF ITS COMMON STOCK TO RECEIVE ANY RETURN ON ITS INVESTMENT. From July 31, 1994 until December 31, 1997, the Company declared quarterly distributions to its shareholders on the shares of Common Stock and accrued distribution amounts payable to Messrs. Freeny and Thompson for distributions declared from July 1995 through December 1997. The Company does not anticipate paying any other cash dividends or distributions in the foreseeable future and anticipates that future earnings will be retained to repay outstanding indebtedness and to finance operations. As a result, the only way that a shareholder can get any return on its investment in Common Stock is by disposing such Common Stock for which as discussed below, there is currently no established public trading market. Furthermore, the terms of the Coast Loan limit the payment of any returns of capital or other dividends or distributions to its shareholders. In addition there are state law limitations that restrict the ability of the Company to pay dividends due to the Company's substantial deficit in Stockholder's Equity.

     THERE IS CURRENTLY NOT AN ESTABLISHED TRADING MARKET FOR THE COMMON STOCK AND THERE MAY NEVER BE ONE. WITHOUT AN ESTABLISHED TRADING MARKET, IT WILL BE DIFFICULT IF NOT IMPOSSIBLE TO SELL THE COMMON STOCK. There is no established public trading market for the shares of Common Stock. As a result, a holder of shares of Common Stock will not easily or at all be able to dispose of his shares of Common Stock and must bear the economic risk of their investment for an indefinite period of time. Further restricting liquidity of the Common Stock is a right of first refusal provided for in the bylaws of the Company in favor of the Company and certain stockholders with respect to any sales of Common Stock by its shareholders. There can be no assurances that an established public trading market will ever exist for the shares of Common Stock or that a shareholder will be able to dispose of his shares of Common Stock through any other methods.

     FORWARD-LOOKING STATEMENTS. Certain statements contained in this Form 10 are not based on historical facts, but are forward-looking statements that are based upon numerous assumptions as of the date of this Form 10 that could prove to be inaccurate. When used in this Form 10, the words "anticipate", "believe", "estimate", "expect", "will", "could", "may" and similar expressions, as they relate to management or the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein.

ITEM 2. FINANCIAL INFORMATION

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA


    The historical financial data presented in the following table for and at the end of the nine-month periods ended September 30, 1999 and 2000 are derived from the unaudited consolidated financial statements of the Company. In the opinion of management of the Company, such unaudited consolidated condensed financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the nine months ended September 30, 1999 and 2000 are not necessarily indicative of the results to be achieved for the full year.

    The historical financial data for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 are derived from the audited consolidated financial statements of the Company. This information is not necessarily indicative of the company's future performance. The data presented below should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."




                                                                                 YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------------------------------------
                                                          1995            1996            1997            1998            1999
                                                       ----------      ----------      ----------      ----------      ----------

STATEMENT OF OPERATIONS DATA:

Net Sales ........................................     $   59,313      $  100,858      $  113,351      $  124,232      $  114,661
                                                       ----------      ----------      ----------      ----------      ----------

Operating expenses:
  Cost of telecommunication services .............         35,088          48,748          44,711          48,787          53,050
                                                       ----------      ----------      ----------      ----------      ----------
  Cost of telecommunication services
      Provided by related parties ................             --           4,685          13,529          14,736           1,469
                                                       ----------      ----------      ----------      ----------      ----------
  Selling, general and administrative ............         21,059          36,194          44,530          49,523          47,645
                                                       ----------      ----------      ----------      ----------      ----------
  Selling, general and administrative
      To related parties .........................         11,222           9,977           5,893           6,805              --
                                                       ----------      ----------      ----------      ----------      ----------

  Depreciation and amortization ..................            375             593             683           2,102           2,899
                                                       ----------      ----------      ----------      ----------      ----------
      Total operating expenses ...................         67,744         100,197         109,346         121,953         105,063
                                                       ----------      ----------      ----------      ----------      ----------



Operating income (loss) ..........................         (8,431)            661           4,005           2,279           9,598
                                                       ----------      ----------      ----------      ----------      ----------
Other income and (expense):
  Interest expense and other financing charges ...           (441)         (1,536)         (3,245)         (4,993)         (4,873)
                                                       ----------      ----------      ----------      ----------      ----------
  Interest expense and other financing charges
      Incurred to related parties ................            (42)           (297)           (924)           (974)           (698)
                                                       ----------      ----------      ----------      ----------      ----------
  Loss on loans and other receivables ............             --            (200)             --            (552)            182
                                                       ----------      ----------      ----------      ----------      ----------
  Impairment loss on asset held for disposal .....             --              --              --            (215)           (103)
                                                       ----------      ----------      ----------      ----------      ----------
  Equity in income (losses) of affiliates ........            135              28             (99)             41              --
                                                       ----------      ----------      ----------      ----------      ----------
  Other income ...................................            111              86              14              59              95
                                                       ----------      ----------      ----------      ----------      ----------
  Income (loss) before income tax (benefit) ......         (8,668)         (1,258)           (249)         (4,355)          4,201
                                                       ----------      ----------      ----------      ----------      ----------
  Income tax expense (benefit) ...................         (3,371)           (396)             92            (700)          1,977
                                                       ----------      ----------      ----------      ----------      ----------
  Net income (loss) ..............................     $   (5,297)     $     (862)     $     (341)     $   (3,655)     $    2,224
                                                       ----------      ----------      ----------      ----------      ----------

Earnings (loss) per share:
  Basic ..........................................     $    (9.75)     $    (3.79)     $    (1.01)     $    (4.32)     $     2.83
                                                       ----------      ----------      ----------      ----------      ----------

  Diluted ........................................     $    (9.75)     $    (3.79)     $    (1.01)     $    (4.43)     $     2.35
                                                       ----------      ----------      ----------      ----------      ----------

CASH FLOWS:
  Operating activities ...........................     $   (5,014)     $    1,489      $   (1,624)     $    7,118      $   (1,664)
                                                       ----------      ----------      ----------      ----------      ----------
  Investing activities ...........................           (618)           (294)           (922)           (148)         (2,806)
                                                       ----------      ----------      ----------      ----------      ----------
  Financing activities ...........................          2,815            (967)          2,008          (6,350)          4,826
                                                       ----------      ----------      ----------      ----------      ----------

BALANCE SHEET DATA:
  Total assets ...................................     $   18,654      $   20,961      $   24,554      $   25,574      $   31,094
                                                       ----------      ----------      ----------      ----------      ----------
  Working capital (deficit) ......................         (6,592)        (18,321)        (20,811)        (23,635)        (22,258)
                                                       ----------      ----------      ----------      ----------      ----------
  Total long-term debt ...........................         15,138          11,601          12,277          11,929          14,428
                                                       ----------      ----------      ----------      ----------      ----------
  Total stockholder's deficit(1) .................        (14,280)        (22,934)        (25,827)        (27,644)        (23,758)
                                                       ----------      ----------      ----------      ----------      ----------





                                                           NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                       --------------------------
                                                          1999            2000
                                                       ----------      ----------

STATEMENT OF OPERATIONS DATA:

Net Sales ........................................     $   86,551      $   76,136
                                                       ----------      ----------

Operating expenses:
  Cost of telecommunication services .............         39,502          33,665
                                                       ----------      ----------
  Cost of telecommunication services
      Provided by related parties ................          1,469              --
                                                       ----------      ----------
  Selling, general and administrative ............         33,833          35,035
                                                       ----------      ----------
  Selling, general and administrative
      To related parties .........................             --              --
                                                       ----------      ----------

  Depreciation and amortization ..................          2,217           2,901
                                                       ----------      ----------
      Total operating expenses ...................         77,021          71,601
                                                       ----------      ----------



Operating income (loss) ..........................          9,530           4,535
                                                       ----------      ----------
Other income and (expense):
  Interest expense and other financing charges ...         (3,515)         (3,315)
                                                       ----------      ----------
  Interest expense and other financing charges
      Incurred to related parties ................           (524)           (597)
                                                       ----------      ----------
  Loss on loans and other receivables ............             --              --
                                                       ----------      ----------
  Impairment loss on asset held for disposal .....             --              --
                                                       ----------      ----------
  Equity in income (losses) of affiliates ........             --              --
                                                       ----------      ----------
  Other income ...................................            249              90
                                                       ----------      ----------
  Income before income tax .......................          5,740             713
                                                       ----------      ----------
  Income tax expense .............................          2,684             332
                                                       ----------      ----------
  Net income before cumulative effect of change in
    accounting principle .........................     $    3,056      $      381
                                                       ----------      ----------
  Cumulative effect of change in accounting
    principle, net of tax effect .................             --              55
                                                       ----------      ----------
  Net income .....................................     $    3,056      $      436
                                                       ----------      ----------

Earnings (loss) per share:
  Basic ..........................................     $     3.76      $     0.58
                                                       ----------      ----------

  Diluted ........................................     $     3.23      $     0.46
                                                       ----------      ----------

CASH FLOWS:
  Operating activities ...........................     $   (2,258)     $    4,322
                                                       ----------      ----------
  Investing activities ...........................           (883)         (2,640)
                                                       ----------      ----------
  Financing activities ...........................          4,164          (2,109)
                                                       ----------      ----------

BALANCE SHEET DATA:
  Total assets ...................................     $   29,557      $   27,847
                                                       ----------      ----------
  Working capital (deficit) ......................        (21,211)        (24,240)
                                                       ----------      ----------
  Total long-term debt ...........................         10,466          11,001
                                                       ----------      ----------
  Total stockholder's deficit(1) .................        (22,564)        (23,031)
                                                       ----------      ----------

----------

     (1)  Dividends were declared through December 31, 1997. See "Dividend
          Policy."


          AMERIVISION COMMUNICATIONS, INC. MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company provides domestic long distance and other telecommunications services, primarily to residential users. Since its formation in 1991, the Company's annual long distance telephone volume has grown from approximately $1.0 million in net sales in 1991 to over $114.7 million in net sales in 1999. Substantially all of this growth is attributable to the increase in the Company's subscriber base. The Company's subscriber base has increased from approximately 30,000 subscribers at the beginning of 1994 to approximately 400,000 subscribers at September 30, 2000. The Company does not, however, expect its revenues or subscriber base to continue to grow at this rate in the future and has in fact experienced a decline in revenues. See "-Results of Operation-Nine Months Ended September 30, 2000 Compared to Nine Months Ended September 30, 1999." The net sales for the nine months ended September 30, 1999 totaled $86.6 million compared to $76.1 million for the nine months ended September 30, 2000.

    From its inception through December 31, 1998, the Company had incurred cumulative net operating losses totaling approximately $12.1 million. During the year ended December 31, 1999, the Company generated net income of $2.2 million, which was achieved from reductions in operating expenses. The Company's accumulated stockholders' deficiency increased from approximately $25.8 million at December 31, 1997 to approximately $27.6 million at December 31, 1998. The net income of $2.2 million during 1999 contributed to the decrease in accumulated stockholders' deficiency to approximately $23.8 million at December 31, 1999. The net income generated during the nine months ended September 30, 2000 also contributed to the decrease in accumulated stockholders' deficiency to approximately $23.0 million at September 30, 2000. In addition to the net operating losses, the accumulated deficit has been attributed to the Company's declaration of quarterly distributions to its stockholders during 1994 through 1997 totaling approximately $19.0 million and by redemptions totaling approximately $4.7 million. Furthermore, the Company's current liabilities exceeded its current assets by approximately $20.8 million, $23.6 million, $22.3 million, and $24.2 million at December 31, 1997, 1998, 1999 and at September 30, 2000, respectively. These factors among others may indicate that the Company may be unable to continue as a going concern for a reasonable period of time. See "Note J to the Consolidated Financial Statements."

    The growth in the Company's long distance revenues and customer base is attributable to the Company's marketing efforts. The Company entered into agreements or made strategic alliances with various non-profit organizations. From the first quarter of 1993 through the middle of 1996, the Company relied substantially on the telemarketing efforts of VisionQuest, a related entity in which the Company owned an equity interest, to solicit and acquire new long distance customers. The non-profit organizations would provide the Company and VisionQuest with its membership rosters, and VisionQuest would direct its telemarketing services to those individuals. The Company began, in the middle of 1996, to increase its own marketing related efforts through direct mail, radio advertising, including sponsorship of various radio programs for the organizations whose members subscribe to the Company's long distance services. These marketing efforts as well as telemarketing, conferences and internet-based sales strategies are currently being utilized by the Company to solicit and acquire new long distance customers.

    Sales commissions are paid to both employees and independent contractors. Salespersons earn commissions based upon a percentage of the commissionable, billable traffic generated by the non-profit organizations attributable to the salesperson. The total sales commission for each non-profit organization is approximately 5.0%. This payment is generally split among several people, including the outside salesperson that is the primary contact with the non-profit organization and the inside salesperson that is responsible for working with the outside salesperson in servicing the accounts. Although the Company has approximately 150 salespersons and employees who receive commissions, approximately 55.0%, 59.0%, 66% and 85% of total commissions were earned by the top 10 salespersons in 1997, 1998, 1999 and for the nine months ended September 30, 2000, respectively. The highest compensated salesman is David Dalton who earned $928,960, $757,255, $667,585, and $934,540 in 1997,
1998, 1999 and 2000, respectively.




    The Company bills its customers under several different methods. Some customers receive their long distance bills directly from the Company. The Company also has billing and collection agreements with several of the RBOCs. Customers who are billed through the RBOCs receive their long distance phone bill with their local phone bill from the RBOC. The Company also utilizes one third party billing and collection service for customer billings through other LECs or RBOCs with whom the Company does not have a separate billing and collection agreement.

    Effective February 1, 1999, the Company began operating the switching assets and related personnel of Hebron, which includes telecommunications switches in Oklahoma City and Chicago. The Company purchased the switches in April 2000 under terms of an asset purchase agreement with Hebron. This allows the Company to originate and terminate certain long distance calls. WorldCom carries the majority of the Company's long distance traffic. The Company pays its carriers based on the type of calls, time of certain calls, duration of calls, the terminating phone numbers, and the terms of the Company's contract in effect at the time of the calls. In addition to long distance service, the Company also offers its customers other telecommunication services such as paging, Internet access services, calling cards, prepaid phone cards and toll-free service, as well as credit cards.

    The Company rebates a percentage (currently approximately 10.0%), of certain of the customer's collected long distance revenues to a non-profit organization selected by the customer.

    Beginning in the fourth quarter of 1996, the Company began offering a "Non-Profit Organization Bonus Sign-Up" program in certain instances. During the years ended December 31, 1997, 1998, 1999 and for the nine months ended September 30, 2000 total bonus sign up expense was $311,000, $283,000, $42,000 and $48,000, respectively.

    Selling, general and administrative expenses include billing fees charged by LECs and other third party billing and collection companies, bad debts, commissions to salespersons, advertising and telemarketing expenses, customer service and support, and other general overhead expenses.

    Interest expense includes the cost of financing the Company's loans including loans from Hebron and Coast Business Credit.

    The Company has recognized a net deferred tax for the tax effects of temporary differences and net operating loss carryforwards, to the extent that the Company has determined that it is more likely than not that it will realize those tax benefits.

    PICC Fees.

    In 1996, the Federal Communications Commission adopted regulations implementing the Telecommunications Act enacted that year. To support universal service, carriers are required to contribute certain percentages of their annual gross receipts to fund the High Cost Fund, the Schools and Libraries Fund, and the Low Income Fund. The FCC has allowed carriers to offset these charges by passing them through to their customers. In addition, the FCC adopted a Primary Interexchange Carrier Charge ("PICC") to allow LECs to recover through non-usage-sensitive charges certain costs associated with long distance carriers having access to LEC networks. The FCC has also allowed the long distance carriers to offset these amounts by passing these charges on to their customers. In May 2000, the FCC adopted an order which consolidates PICC charges with certain other subscriber charges and initially decreases the charges effective July 1, 2000 and then annually increases such charges. As a result the Company reduced its PICC charges and the impact is an annualized revenue loss of approximately $6 million with a similar reduction in PICC costs.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

    The following table sets forth for the nine-month periods indicated the percentage of net sales represented by certain items in the Company's statements of operations:

                                                                    NINE MONTHS ENDED SEPTEMBER 30,
                                                                    -------------------------------
                                                                         1999             2000
                                                                      ----------       ----------

Net sales ........................................................         100.0%           100.0%
                                                                      ----------       ----------

Operating expenses:
     Cost of telecommunication services ..........................          47.3%            44.2%
                                                                      ----------       ----------
     Selling, general and administrative expenses ................          39.1%            46.0%
                                                                      ----------       ----------
     Depreciation and amortization expense .......................           2.6%             3.8%
                                                                      ----------       ----------
          Total operating expenses ...............................          89.0%            94.0%
                                                                      ----------       ----------

Income from operations ...........................................          11.0%             6.0%
                                                                      ----------       ----------

Interest expense .................................................          (4.7)%           (5.1)%
                                                                      ----------       ----------

Other income .....................................................           0.3%             0.1%
                                                                      ----------       ----------

Income (loss) before income tax (benefit) ........................           6.6%             1.0%
                                                                      ----------       ----------

Income tax expense (benefit) .....................................           3.1%             0.5%
                                                                      ----------       ----------

Income (loss) before cumulative effect of accounting change.......           3.5%             0.5%
                                                                      ----------       ----------

Cumulative effect of accounting change, net of tax effect.........           0.0%             0.1%
                                                                      ----------       ----------

Net income........................................................           3.5%             0.6%
                                                                      ----------       ----------

    Net Sales: Net sales decreased 12.0% to $76.1 million for the nine months ended September 30, 2000 from $86.6 million for the nine months ended September 30, 1999. This decrease was the result of a decrease in total minutes of traffic and a reduction in minutes under certain rate plans, which are billed at a higher per minute rate. Total billable minutes were approximately 415 million minutes for the nine months ended September 30, 2000 compared to 467 million minutes for the nine months ended September 30, 1999, a decrease of 11.1%.

    The Company believes it is more cost effective to bill its residential customers who have smaller than average phone bills through the LECs as opposed to billing them directly. As a result, a greater percentage of customers who are billed directly by the Company are generally the commercial customers or residential customers who generate larger than average monthly phone bills. Approximately 72.0% of net sales were billed through the LECs or other billing and collection services for the nine months ended September 30, 2000, compared to 76.0% for the nine months ended September 30, 1999. Customers receiving their bills directly from the Company were approximately 28.0% for the nine months ended September 30, 2000 compared to 24.0% for the same period in 1999.

    Cost Of Telecommunication Services: The Company's cost of sales are variable costs based on amounts paid by the Company to its providers for its customers' long distance usage, as well as the amounts paid to providers for customer service and support. For the nine months ended September 30, 2000, the Company's overall cost per minute decreased as compared to the nine months ended September 30, 1999. This decrease resulted from rate reductions received by the Company from its switchless carrier and due to the fact that the Company gained operating efficiencies as it began operating the switches during February 1999, which were previously operated by Hebron. During the nine months ended September 30, 2000 and 1999, the cost of sales and relative percentage of costs to net sales to each of its providers was as follows:



                                            NINE MONTHS ENDED SEPTEMBER 30,
                              ----------------------------------------------------------
                                         1999                           2000
                              ---------------------------    ---------------------------
                                AMOUNT      PERCENTAGE OF      AMOUNT      PERCENTAGE OF
                                (000'S)       NET SALES        (000'S)       NET SALES
                              ----------    -------------    ----------    -------------
WorldCom ............     $   23,960           27.7%     $   18,424           24.2%
                              ----------     ----------      ----------     ----------
Hebron ..................          1,469            1.7%             --             --%
                              ----------     ----------      ----------     ----------
Switched Operations .....          8,729           10.1%          8,131           10.7%
                              ----------     ----------      ----------     ----------
PICC/USF Fees ...........          6,813            7.8%          7,110            9.3%
                              ----------     ----------      ----------     ----------
   Totals ...............     $   40,971           47.3%     $   33,665           44.2%
                              ----------     ----------      ----------     ----------



    WorldCom: The Company's overall percentage usage of WorldCom decreased as a result of the Company beginning to operate, effective February 1, 1999, the switches previously operated by Hebron. The Company purchased the switches on April 1, 2000 under terms of an asset purchase agreement with Hebron. For the nine months ended September 30, 2000, total minutes of usage from WorldCom were approximately 302 million minutes compared to approximately 363 million minutes for the same period in 1999, a decrease of 16.8% resulting from the switch purchase and due to a reduction in billable minutes.

    Hebron: The decrease in cost of sales to Hebron is attributable to the decreased minutes of usage to approximately 12 million minutes for the nine months ended September 30, 1999 resulting from the Company assuming operation of the switches as of February 1, 1999.

    Switched Operations: Effective February 1, 1999, the Company began operating the switching assets and related personnel of Hebron, which includes telecommunications switches in Oklahoma City and Chicago. The total minutes of usage for switched operations for the nine months ended September 30, 2000 were 113 million minutes.

    PICC/USF Fees: These expenses increased for the nine months ended September 30, 2000 compared to the same period in 1999 because the rates were increased during July 1999.

    Selling, General and Administrative Expenses: The significant components of selling, general and administrative expenses include the following:

                                                           NINE MONTHS ENDED SEPTEMBER 30,
                                             ----------------------------------------------------------
                                                        1999                           2000
                                             ---------------------------    ---------------------------
                                               AMOUNT      PERCENTAGE OF      AMOUNT      PERCENTAGE OF
                                               (000'S)       NET SALES        (000'S)       NET SALES
                                             ----------    -------------    ----------    -------------
Billing fees and charges ...............     $    6,510            7.6%     $    6,709            8.8%
                                             ----------     ----------      ----------     ----------
Advertising expense ....................          2,633            3.0%          2,538            3.3%
                                             ----------     ----------      ----------     ----------
Other general and administrative .......         16,548           19.1%         18,916           24.8%
                                             ----------     ----------      ----------     ----------
Telemarketing expense ..................          1,392            1.6%            857            1.2%
                                             ----------     ----------      ----------     ----------
Royalties to non-profit organizations ..          6,750            7.8%          6,015            7.9%
                                             ----------     ----------      ----------     ----------
   Totals ..............................     $   33,833           39.1%     $   35,035           46.0%
                                             ----------     ----------      ----------     ----------

    Billing Fees and Charges: Billing fees and charges include the contractual billing fees and bad debts charged by LEC's and other third party billing companies. Total billings processed through BIC and Hold were approximately 18.2% of net sales for the nine months ended September 30, 2000 compared to 27.1% of net sales for the nine months ended September 30, 1999. Applicable billing charges from BIC and Hold were approximately 3.1% and 2.8% of net sales for the nine months ended September 30, 2000 and 1999, respectively. Effective August 12, 1999, the Company ceased using the services of BIC. During the nine months ended September 30, 2000, the Company paid approximately $300,000 for initial set up charges on a new billing and collection agreement with a RBOC.

    Advertising Expense: Advertising expenses decreased 3.6% to $2.5 million for the nine months ended September 30, 2000 compared to $2.6 million for the nine months ended September 30, 1999 due to the Company curtailing certain of its advertising expenses. The Company utilizes direct mail, radio, television and other forms of advertising to acquire new customers.

    Other General and Administrative Expense: Other general and administrative expenses increased by approximately 6.8% for the nine months ended September 30, 2000 as compared to the same period in 1999 due to additional wages with some offset in reductions in commissions.

     Telemarketing Expense: The Company incurred telemarketing costs of $857,000 in 2000 compared to $1.4 million in 1999, as it began conducting telemarketing operations in a new facility at the end of 1999 in conjunction with the opening of a new call center located in Tahlequah, Oklahoma. The new call center allows the Company to better manage the costs of telemarketing and to control the productivity of the telemarketing personnel.

    Royalties to Non-Profit Organizations: During the nine months ended September 30, 2000, royalties to non-profit organizations decreased by approximately 10.9% to $6.0 million compared to $6.8 million for the same period in 1999. The majority of the decrease is due to an overall decrease in revenues and a 4% bad debt factor utilized to reduce the commissionable revenues and a decrease in additional discretionary commission amounts, set by management to maintain a more constant royalty amount to the non-profit organizations. As of September 30, 2000, the Company paid approximately 36,000 organizations through its royalty program, compared to approximately the same number of organizations as of September 30, 1999. For the nine months ended September 30, 2000 and 1999, approximately 46.8% and 40.9%, respectively, of total royalties were paid to the top ten organizations.

    Depreciation and Amortization: Depreciation and amortization expense increased 30.8% to $2.9 million for the nine months ended September 30, 2000 compared to $2.2 million for the same period in 1999. This increase is attributable to an increase in the carrying value of the Company's property and equipment primarily due to recording the purchase of switch and Internet equipment associated with the Hebron transaction and the equipment additions for the new call center.

    Interest Expense and Other Finance Charges: Interest expense decreased 3.1% to $3.9 million for the nine months ended September 30, 2000 compared to $4.0 million for the same period in 1999. This decrease is attributable to an increase in borrowings related to the Company's credit facility partially offset by a decrease in the average applicable interest rates for the nine months ended September 30, 2000 as compared to same earlier period.

    Other Income (Expense): For the nine months ended September 30, 2000, interest income and rental income decreased to $90,000 compared to $249,000 for the same period in 1999. However, the recoveries of certain non-recurring items totaling $210,000 were recorded as income in 1999, which related to an accounts receivable loss and an impairment loss previously written off.

    Income Tax Expense (Benefit): For the nine months ended September 30, 2000 the Company recorded a deferred income tax expense of approximately $332,000 and $2.7 million for the nine months ended September 30, 1999. The income tax benefits recognized in the financial statements consist primarily of the deferred tax effects of the temporary differences between the financial and tax bases of assets and liabilities, and net operating loss carryforwards. The Company believes that it will realize the tax benefits of net operating loss carryforwards within the period allowed under Federal tax laws (15 years).

    Cumulative Effect of Change in Accounting Principle: Effective July 1, 2000, the Company changed its method of accounting for stock options granted to non-employee directors, as permitted by generally accepted accounting principles. The cumulative affect of this accounting change, net of taxes, was $55,000.

    Net Income (Loss): During the nine months ended September 30, 2000 and 1999, the Company reported net income of $436,000 and $3.1 million, respectively.

                STATEMENTS OF OPERATIONS DATA FOR THE YEARS ENDED
                        DECEMBER 31, 1997, 1998 AND 1999:

    The following table sets forth for the years indicated the percentage of net sales represented by certain items in the Company's statements of operations:

                                                                   YEARS ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                            1997             1998             1999
                                                         ----------       ----------       ----------

Net sales ..........................................          100.0%           100.0%           100.0%
                                                         ----------       ----------       ----------

Operating expenses:
     Cost of telecommunication services ............           51.4%            51.1%            47.5%
                                                         ----------       ----------       ----------
     Selling, general and administrative expenses ..           44.5%            45.3%            41.6%
                                                         ----------       ----------       ----------
     Depreciation and amortization expense .........            0.6%             1.7%             2.5%
                                                         ----------       ----------       ----------
          Total operating expenses .................           96.5%            98.1%            91.6%
                                                         ----------       ----------       ----------

Income from operations .............................            3.5%             1.9%             8.4%
                                                         ----------       ----------       ----------

Interest expense ...................................           (3.7)%           (4.8)%           (4.9)%
                                                         ----------       ----------       ----------

Other income (expense) .............................             --%            (0.6)%            0.1%
                                                         ----------       ----------       ----------

Loss before income tax (benefit) ...................           (0.2)%           (3.5)%            3.6%
                                                         ----------       ----------       ----------

Income tax expense (benefit) .......................            0.1%            (0.5)%            1.7%
                                                         ----------       ----------       ----------

Net loss ...........................................           (0.3)%           (3.0)%            1.9%
                                                         ----------       ----------       ----------

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    Net Sales: Net sales decreased 7.6% to $114.7 million in 1999 compared to $124.2 million in 1998. This decrease was the result of a decrease in billable minutes and the customer base. Total billable minutes were approximately 611 million minutes in 1999 compared to 635 million minutes in 1998, a decrease of 3.8%. PICC and USF fees billed to customers totaled $11.2 million in 1999, compared to $10.1 million in 1998. The increase was the result of a full year implementation in 1999 and an increase in the rates in July 1999.

    The Company believes it is more cost effective to bill its residential customers who have smaller than average phone bills through the LECs as opposed to billing them directly. As a result, a greater percentage of customers who are billed directly by the Company are the commercial customers or residential customers who generate larger than average monthly phone bills. Approximately 76.0% of net sales were billed through the LECs or other billing and collection services in 1999, compared to 77.0% in 1998. Customers receiving their bills directly from the Company were approximately 24.0% in 1999 compared to 23.0% in 1998.

    Cost Of Telecommunication Services: The Company's cost of sales are variable costs based on amounts paid by the Company to its providers for its customers' long distance usage. For the year ended December 31, 1999, the Company's overall cost per minute as compared to 1998 decreased by 13.2%. During the years ended December 31, 1999 and 1998, the cost of sales and relative percentage of costs to net sales to each of its providers was as follows:



                                              YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------
                                        1998                           1999
                              --------------------------     --------------------------
                                AMOUNT     PERCENTAGE OF       AMOUNT     PERCENTAGE OF
                                (000'S)      NET SALES         (000'S)      NET SALES
                              ----------   -------------     ----------   -------------
WorldCom ............     $   41,650           33.5%     $   31,178           27.2%
                              ----------     ----------      ----------     ----------
Hebron ..................         14,736           11.9%          1,469            1.2%
                              ----------     ----------      ----------     ----------
PICC/USF Fees ...........          7,137            5.7%         10,070            8.8%
                              ----------     ----------      ----------     ----------
Switched Operations .....             --             --          11,802           10.3%
                                                             ----------     ----------
   Totals ...............     $   63,523           51.1%     $   54,519           47.5%
                              ----------     ----------      ----------     ----------



    WorldCom: The Company's overall percentage usage of WorldCom during 1999 as compared to 1998 declined as a result of the Company entering into a new agreement with WorldCom for lower rates and receiving a credit in 1999. During 1999, total minutes of usage from WorldCom were approximately 473 million minutes and during 1998, total minutes of usage from WorldCom were approximately 475 million minutes.

    Hebron: The decrease in cost of sales to Hebron is attributable to the decreased minutes of usage, from approximately 12 million minutes in 1999 compared to 160 million minutes in 1998. The decrease results from the Company assuming operation of the switches in February 1999.

    PICC/USF Fees: These expenses increased for the year ended December 31, 1999 compared to the same period in 1998 because the collection of these fees was implemented in 1998, and many carriers and LEC's did not bill in the first month or so of 1998. In addition, the rates were increased in July 1999. See "General
- PICC Fees."

    Switched Operations: These expenses reflect the cost of the Company operating the switches from February 1, 1999 as opposed to previously purchasing the minutes from Hebron. For the year ended December 31, 1999, total minutes of usage for the switches was approximately 126 million minutes.

    Selling, General and Administrative Expenses: The significant components of selling, general and administrative expenses include the following:


                                                             YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------------
                                                       1998                           1999
                                             --------------------------     --------------------------
                                               AMOUNT     PERCENTAGE OF       AMOUNT     PERCENTAGE OF
                                               (000'S)      NET SALES         (000'S)      NET SALES
                                             ----------   -------------     ----------   -------------
Billing fees and charges ...............     $   12,580           10.1%     $    9,410            8.2%
Advertising expense ....................          5,107            4.1%          3,688            3.3%
Other general and administrative .......         21,078           16.9%         24,181           21.1%
Related party telemarketing expense ....          6,805            5.5%             --             --
Telemarketing expense ..................             --             --           1,529            1.3%
Rebates to non-profit organizations.....         10,758            8.7%          8,837            7.7%
                                             ----------     ----------      ----------     ----------
   Totals ..............................     $   56,328           45.3%     $   47,645           41.6%
                                             ----------     ----------      ----------     ----------



    Billing Fees and Charges: Billing fees and charges include the contractual billing fees and bad debts charged by LECs and other third party billing companies. During 1999, the Company decreased its utilization of third party billing and collection services of Zero Plus Dialing ("ZPDI") and Hold for a percentage of its billings as compared to 1998. Total billings processed through ZPDI and Hold decreased to approximately 25.7% of net sales in 1999 compared to 35.0% of net sales in 1998. Applicable billing charges from ZPDI and Hold were approximately 2.7% and 4.6% of net sales in 1999 and 1998, respectively.

    Advertising Expense: Advertising expense decreased in 1999 to $3.7 million, compared to $5.1 million in 1998, a decrease of 27.8% due to the Company curtailing certain of its advertising expenses.

    Other General and Administrative Expense: Other general and administrative expenses increased by approximately 14.7% during 1999 compared to 1998 due to increased fees for professional and other services and due to additional wages related to an increase in personnel on the Company's management team, with some offset in reductions in commissions to salespersons.

    Telemarketing Expense to Related Party: The Company incurred no related party telemarketing expense during 1999 compared to $6.8 million during 1998. This decrease was due to moving telemarketing from utilization of VisionQuest to being conducted by the Company and due to reduced telemarketing activity. During 1998, reimbursement of 100% of corporate overhead expenses incurred by VisionQuest was approximately $4.7 million, representing 3.8% of net sales.

    Telemarketing Expense: The Company incurred telemarketing costs of $1.5 million in 1999 as it began conducting telemarketing operations internally at the end of 1999 in conjunction with the opening of a new call center located in Tahlequah, Oklahoma. The new call center allows the Company to better manage the costs of telemarketing and control the productivity of the telemarketing personnel.

    Royalties to Non-Profit Organizations: During 1999, royalties to non-profit organizations decreased by approximately 17.9%, to $8.8 million in 1999 compared to $10.8 million in 1998. The majority of the decrease is due to an overall decrease in revenue and a 4% bad debt factor utilized to reduce the commissionable revenues and a decrease in additional discretionary commission amounts, set by management to maintain a more constant royalty amount to the non-profit organizations. At the end of 1999, the Company paid approximately 35,000 organizations through its royalty program, compared to a similar number of organizations at the end of 1998. For 1999 and 1998, approximately 40.0% and 42.0%, respectively, of total royalties were paid to the top ten organizations.

    Depreciation and Amortization: Depreciation and amortization expense increased 65.5% to $3.5 million in 1999 compared to $2.1 million in 1998. This increase is attributable to an increase in the carrying value of the Company's property and equipment primarily due to recording the purchase of switch and Internet equipment associated with the Hebron transaction and the amortization of not to compete covenants contained in certain separation agreements.

    Interest Expense and Other Finance Charges: Interest expense and other finance charges decreased to $5.6 million in 1999 compared to $6.0 million in 1998. This decrease is attributable to an increase in borrowings related to the Company's credit facility offset by a decrease in the average applicable interest rates for the year ended December 31, 1999 as compared to same earlier period.

    Other Income (Expense): Interest income and rental income increased to $95,000 during 1999 compared to $59,000 in 1998, principally as a result of the Company having more cash to invest in 1999, and partially offset by a decrease in interest on notes receivable from VisionQuest in 1998. The Company's equity in income and in the net loss incurred by VisionQuest in 1998 was approximately $41,000. In 1998, the Company relocated substantially all of its corporate offices from a building that it owned to an adjacent building owned by Hebron. The Company decided to sell this building, and obtained an appraisal in 1998. As a result of the appraisal, the Company determined that the carrying amount of the building was impaired, and accordingly, recognized a pre-tax loss of $215,000 in its 1998 financial statements. Upon the sale of the building in February 1999, the Company recorded a recovery of this loss of $22,000. During 1997 and 1998, the Company provided billing and collection services for an unrelated third party. The Company discontinued providing these services in October 1998. At that time, the Company had made outstanding advances to this third party totaling approximately $552,000. The Company determined that it was not likely that it would collect these advances, and wrote the entire receivable off as of December 31, 1998. In March 1999, the Company did recover approximately $182,000 of this receivable from a third party billing and collection agency, but neither the collection agency nor the Company anticipate further recovery.

    Income Tax Expense (Benefit): In 1999, the Company recorded a deferred income tax expense of approximately $1.9 million, and in 1998, the Company recorded a deferred income tax benefit of approximately $643,000. The income tax benefits recognized in the financial statements consist primarily of the deferred tax effects of the temporary differences between the financial and tax bases of assets and liabilities, and net operating loss carryforwards. The Company believes that it will realize the tax benefits of net operating loss carryforwards within the period allowed under Federal tax laws (15 years).

    Net Income (Loss): During the year ended December 31, 1999, the Company incurred net income of $1.9 million and in 1998, the Company incurred a net loss of $3.6 million.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    Net Sales: Net sales increased 9.6% to $124.2 million in 1998 compared to $113.4 million in 1997. This increase was the result of PICC and USF revenues in the amount of $10.1 million, which began in 1998 and an increase in billable minutes and the customer base. Total billable minutes were approximately 635 million minutes in 1998 compared to 616 million minutes in 1997, an increase of 3.1%.

    The Company believes it is more cost effective to bill its residential customers who have smaller than average phone bills through the LECs as opposed to billing them directly. As a result, a greater percentage of customers who are billed directly by the Company are the commercial customers or residential customers who generate larger than average monthly phone bills. In 1997, the Company began billing a larger percentage of its customers through the LECs and other billing and collection services. Approximately 77.0% of net sales were billed through the LECs or other billing and collection services in 1998, compared to 73.0% in 1997. Customers receiving their bills directly from the Company were approximately 23.0% in 1998 compared to 27.0% in 1997.

    Cost Of Telecommunication Services: The Company's cost of sales are variable costs based on amounts paid by the Company to its providers for its customers' long distance usage. For the year ended December 31, 1998, the Company's overall cost per minute as compared to 1997 decreased by 8%. During the years ended December 31, 1998 and 1997, the cost of sales and relative percentage of costs to net sales to each of its providers was as follows:

                                             YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------
                                        1997                          1998
                              --------------------------     --------------------------
                                AMOUNT     PERCENTAGE OF       AMOUNT     PERCENTAGE OF
                                (000'S)      NET SALES         (000'S)      NET SALES
                              ----------   -------------     ----------   -------------
WorldCom ............     $   44,711           39.5%     $   41,650           33.5%
                              ----------     ----------      ----------     ----------
Hebron ..................         13,529           11.9%         14,736           11.9%
                              ----------     ----------      ----------     ----------
PICC/USF Fees ...........             --             --           7,137            5.7%
                              ----------     ----------      ----------     ----------
   Totals ...............     $   58,240           51.4%     $   63,523           51.1%
                              ----------     ----------      ----------     ----------

    WorldCom: The Company's overall percentage usage of WorldCom declined as a result of the Company directing a larger percentage of its traffic to Hebron in 1998. Total minutes of usage from WorldCom were approximately
475 million minutes in 1998 compared to 481 million minutes in 1997. In June 1997, the Company received approximately a $0.01 per minute rate reduction on its regular, interstate traffic from WorldCom.

    Hebron: In March 1997, Hebron began providing the Company with telecommunications services through its Chicago switch as well as its Oklahoma City switch. The cost of sales to Hebron remained constant while minutes of usage increased to 160 million minutes in 1998 compared to 135 million minutes in 1997, an increase of 18.5%. The cost per minute decreased and was primarily attributable to a $1.1 million rate reduction provided by Hebron during 1998 to match rates charged by WorldCom.

    PICC/USF Fees: This program for collection of fees was implemented in 1998. See "- General - PICC Fees."

    Selling, General and Administrative Expenses: The significant components of selling, general and administrative expenses include the following:

                                                             YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------------
                                                       1997                           1998
                                             --------------------------     --------------------------
                                               AMOUNT     PERCENTAGE OF       AMOUNT     PERCENTAGE OF
                                               (000'S)      NET SALES         (000'S)      NET SALES
                                             ----------   -------------     ----------   -------------
Billing fees and charges ...............     $   10,347            9.1%     $   12,580           10.1%
                                             ----------     ----------      ----------     ----------
Advertising expense ....................          4,115            3.6%          5,107            4.1%
                                             ----------     ----------      ----------     ----------
Other general and administrative .......         18,536           16.4%         21,078           16.9%
                                             ----------     ----------      ----------     ----------
Related party telemarketing expense ....          5,894            5.2%          6,805            5.5%
                                             ----------     ----------      ----------     ----------
Rebates to non-profit organizations ....         11,531           10.2%         10,758            8.7%
                                             ----------     ----------      ----------     ----------
   Totals ..............................     $   50,423           44.5%     $   56,328           45.3%
                                             ----------     ----------      ----------     ----------

    Billing Fees and Charges: Billing fees and charges include the contractual billing fees and bad debts charged by LECs and other third party billing companies. During 1998, the Company decreased its utilization of third party billing and collection services for a percentage of its billings as compared to 1997. Total billings processed through ZPDI and Hold decreased to approximately 35.0% of net sales in 1998 compared to 40.0% of net sales in 1997. Applicable billing charges from ZPDI and Hold were approximately 4.6% and 7.0% of net sales in 1998 and 1997, respectively.

    Advertising Expense: Advertising expense increased significantly in 1998 to $5.1 million, compared to $4.1 million in 1997, an increase of 24.0% due to increased marketing efforts, including direct mail, radio and other forms of advertising.

    Other General and Administrative Expense: Other general and administrative expenses increased by approximately 14.0% during 1998 compared to 1997 due to increased fees for professional and other services, with some offset in reductions in commissions to salespersons.

    Telemarketing Expense to Related Party: The Company's telemarketing expense increased during 1998, as the Company paid VisionQuest its direct cost spent for telemarketing projects, plus reimbursement of 100% of corporate overhead incurred by VisionQuest. In 1997, telemarketing expenses included reimbursement of a portion of the overhead costs incurred by VisionQuest in connection with its telemarketing activities for the Company. During 1997, total telemarketing expense was reduced by $670,000, as VisionQuest agreed to reimburse that amount to the Company, in the form of a note. During 1998 and 1997, corporate overhead expenses incurred by VisionQuest were approximately $4.7 million and $900,000, respectively, representing 3.8% and 0.8% of net sales, respectively.

    Royalties to Non-Profit Organizations: During 1998, royalties to non-profit organizations decreased by approximately 7.0%, to $10.8 million in 1998 compared to $11.5 million in 1997. The majority of the decrease is due to an increase in the bad debt factor utilized to reduce the commissionable revenues and a decrease in additional discretionary commission amounts, set by management to maintain a more constant royalty amount to the non-profit organizations. At the end of 1998, the Company paid approximately 35,000 organizations through its royalty program, compared to approximately 31,000 organizations at the end of 1997. For 1998 and 1997, approximately 42.0% and 44.0%, respectively, of total royalties were paid to the top ten organizations.

    Depreciation and Amortization: Depreciation and amortization expense increased 208% to $2.1 million in 1998 compared to $683,000 in 1997. This increase is attributable to the amortization of a not to compete covenant contained in Carl Thompson's separation agreement.

    Interest Expense and Other Finance Charges: Interest expense and other finance charges increased to $6.0 million in 1998 compared to $4.2 million in 1997. The primary reasons for the increase were the Company's increased use of debt financing and an increase in the Company's use of working capital line of credit agreements to finance its accounts receivable during 1997.

    Other Income (Expense): Interest income and rental income increased to $59,000 during 1998 compared to $14,000 in 1997, principally as a result of the Company having more cash to invest and an increase in interest income on certain notes offset by less space available for rental purposes in a building formerly owned by the Company. The Company's equity in income and in the net loss incurred by VisionQuest in 1998 and 1997 was approximately $41,000 and $99,000, respectively.

    Income Tax Expense (Benefit): In 1998 the Company recorded a deferred income tax benefit of approximately $700,000, and in 1997, the Company recorded a deferred income tax expense of approximately $92,000. The income tax benefits recognized in the financial statements consist primarily of the deferred tax effects of the temporary differences between the financial and tax bases of assets and liabilities, and net operating loss carryforwards. The Company believes that it will realize the tax benefits of net operating loss carryforwards within the period allowed under Federal tax laws (15 years).

    Net Income (Loss): During the years ended December 31, 1998 and 1997, the Company incurred a net loss of $3.6 million and $341,000, respectively.

FINANCIAL CONDITION AND LIQUIDITY

    Net cash used in operations was $1,624,000 in 1997, compared to net cash provided by operations of $7,118,000 in 1998, and net cash used in operations of $1,664,000 in 1999. The variations in cash flow from operations are primarily attributable to the timing of collections on accounts receivable and the timing of payment of accounts payable. In the opinion of management of the Company, the increase in cash provided by operations from 1997 to 1998 is not the beginning of a trend for the following reasons: (a) net cash used in operations of $1,624,000 in 1997 was primarily due to the increase in accounts receivable as the Company billed a smaller percentage of its customers directly and switched more customers to being billed by the LECs; (b) net cash provided by operating activities of $7,118,000 in 1998 was primarily due to the Company extending terms on accounts payable with vendors and (c) net cash used by operations of $1,664,000 in 1999 primarily due to the Company's payment of accounts payable with vendors.

    From its existence through 1995, the Company's primary source of financing was the sale of equity securities. Approximately $12.0 million in equity securities were sold to investors during this period. Beginning in December 1995 and continuing through August 1996, the Company also raised approximately $4.9 million through the issuance of short-term promissory notes. Substantially all of the Company's sales of Common Stock and certain notes, other than sales to officers and directors of the Company, failed to comply with registration requirements of the federal and states' securities laws, and, possibly, anti-fraud provisions of federal and state securities laws. While certain actions under the federal acts may be barred, similar laws in many of the states provide similar rights. The Company sold stock to persons in over forty states and those states typically provide that a purchaser of securities in a transaction that fails to comply with the state's securities laws can rescind the purchase, receiving from the issuing company the purchase price paid plus an interest factor, frequently 10% per annum from the date of sales of such securities, less any amounts paid to such security holder. Accordingly, the Company has a contingent liability under state securities laws for those sales of approximately $331,000 at September 30, 2000.

    The Company has also financed its working capital needs through various accounts receivable credit facilities with Trinity Financial Resources ("Trinity"), Hebron, and other billing and collection companies. In September 1997, the Company entered into a $5,000,000 accounts receivable purchase agreement with RFC Capital Corporation ("RFC"). Other sources of financing have included various short and long-term borrowings, primarily from individuals and related parties, and by extending payables to vendors and tax authorities beyond payment terms.

The Company's primary uses of cash have historically been for telemarketing efforts to increase the Company's customer base, and to pay distributions and redemptions to its stockholders. From the beginning of 1995 through December 31, 1998, total amounts expended for telemarketing activities were approximately $32.6 million. Substantially all of these expenses were paid to VisionQuest. The Company now believes it paid higher rates for VisionQuest's services than it would have paid to an independent service provider. The Company believes that the amounts it paid to VisionQuest for telemarketing services were approximately $4.0 million higher than what it could have obtained in an arms-length transaction from an unaffiliated third-party.

    In addition, from 1994 through the end of 1997, the Company declared $19.0 million in distributions to its stockholders. As of September 30, 2000, all distributions had been paid, except for amounts allegedly payable to Mr. Freeny, Chairman, totaling approximately $3.2 million. In a letter agreement dated July 14, 1999, the Company and Mr. Freeny agreed to defer payment of such amounts allegedly owed to Mr. Freeny until such time as the Company's financial condition further improved and it had funds available, legally and in good business practice, to pay any such accrued distributions. In consideration for this deferral and Mr. Freeny's subordination of the accrued distributions to the Coast Loan, the Company agreed to pay him, in addition to his salary, $300,000 per year, subject to limitations under the Coast Loan Agreement, until the payment of the accrued distributions was resumed and, if resumed, all amounts paid to Mr. Freeny pursuant to the agreement would be credited against his accrued distributions. The Company discontinued payment of the $300,000 per year effective October 1, 2000.


The Company's financing costs have historically exceeded market rates. Most of the note payable obligations have borne interest at 18% or 24% with the exception of the obligations to Aubrey Price and Hebron, for which the Company paid an effective rate of 51% and 58%, respectively. Interest costs and late fees on vendor payables and tax obligations also generally have an effective rate of 18% or higher. Financing costs have increased as the result of fees charged by Hebron, and finance companies such as Trinity, Hold and RFC in connection with the line of credit financing and accounts receivable factoring arrangements. Other LEC billings were financed through the Company's line of credit agreements with Hebron and Trinity in 1998 and 1997 and beginning in the fourth quarter of 1997, through the Company's credit arrangement with RFC. The arrangements with Hebron and Trinity provided for a 2.0% billing fee, respectively as well as a 2 cents per call record charge by Hebron, in addition to the interest charged under the agreements (see Item 7). During 1998 and 1997, total billing fees charged by Hebron, Trinity and RFC were approximately 1.3% and 1.0% of net sales, respectively. Such fees were negligible in 1996.

    This combination of high financing costs, distribution payments, and the short-term nature of most of the Company's indebtedness have contributed to the Company's lack of profitability and negative working capital, which totaled $24.5 million at September 30, 2000.

    During 1998, the Company was approved for a $30 million credit facility ("Credit Facility") with Coast Business Credit ("Coast"). In February 1999, the Company closed on the first phase of the Credit Facility.

    The first phase of the Credit Facility was accounts receivable based, and provided initial funding of approximately $12.6 million. The proceeds from this Credit Facility were used to replace the existing accounts receivable credit facilities and purchase agreement, and to enable the Company to become substantially current on its existing past due vendor payables and tax obligations. In connection with closing the first phase of the Credit Facility the Company also obtained $2.5 million in subordinated debt financing from Patrick Enterprises ("Patrick Note"), an investor. These funds were initially restricted to maintain reserves as specified in the Credit Facility with Coast. During the nine months ended September 30, 2000, the Company paid off $500,000 of the Patrick Note, extended the maturity date for one year and reduced the interest rate by approximately three percent.

    In April 1999, the Company met the terms and conditions for converting the Credit Facility from an accounts receivable based facility to a full credit facility. Accordingly, Coast approved the conversion to the full credit facility. Under the terms of the Credit Facility, funding availability is based upon recurring monthly accounts receivable collections or earnings multiples. The Company's initial availability in April 1999 was approximately $29.0 million under the Credit Facility, but was increased to the full $30 million later in the year.

      In October 1999, the Company, subject to the condition set forth below, increased its availability under the Credit Facility to $35.0 million. This increase is due to an increase in the Company's borrowing multiple for accounts receivable collections. This increase in availability to the Company was subject to Coast being able to syndicate the Credit Facility within 90 days following the Company's request to increase the availability from $30.0 million to $35.0 million. During 1999, the Company either paid off or negotiated with certain of its non-subordinated creditors to replace their existing indebtedness with some other form of debt instrument, subordinated to the Credit Facility. This increased, on a dollar for dollar basis, the Company's availability under the Credit Facility, as these non-subordinated creditors totaling $6.8 million were reserved under the Credit Facility. At September 30, 2000, the remaining balance owed of approximately $177,000 represents lenders who agreed to restructure their debt as subordinated to Coast Facility.

    Of the $35.0 million in availability, currently limited to $30.0 million due to financial results and loan formula restrictions, approximately $21.3 million was outstanding as of September 30, 2000 under the Credit Facility. The remaining balance of $8.7 million is available to the Company for working capital, capital improvements debt reduction and required reserves.

    The Credit Facility is secured by a blanket lien on all of the Company's assets, including accounts receivable and the Company's customer base. The terms of the Credit Facility are for three years from initial funding, with an interest rate of prime plus 3.5%. Although the Credit Facility has a three-year term, it is classified as a current liability in the Company's financial statements because the agreement contains certain subjective acceleration clauses and requires that all cash receipts be deposited to a lockbox, the proceeds of which are used daily to repay the debt.


    The Company expects to incur future capital expenditures in the range of $1.0 to $2.0 million including upgrades to the Company's management information systems and various aspects of reorganization.

    In the event the Company's estimates of capital requirements are too low, and the Company does not have sufficient availability under the Credit Facility or is unable to obtain alternate sources of financing, the Company may be required to curtail its capital improvement and telemarketing expansion plans. See "Note J--Financial Condition and Results Of Operations."


Operating Activities


    Significant uses of cash in operating activities for the nine months ended September 30, 2000 include decreases in accounts payable of $1.7 million. Accounts receivable decreased by $2.4 million and prepaid expenses increased by $292,000. The Company also generated cash from operations by recording net income of $436,000; $377,000 from recording a deferred income tax expense; $2.9 million in certain non-cash expenses, principally depreciation and amortization and $166,000 from recording stock compensation expense.

    Significant uses of cash in operating activities for the year ended December 31, 1999 include decreases in accounts payable of $9.4 million. Accounts receivable increased by $533,000 and prepaid expenses increased by $709,000. The Company also generated cash from operations by recording net income of $2.2 million; $2.0 million from recording a deferred income tax expense; $3.0 million in certain non-cash expenses, principally depreciation and amortization and $344,000 from recording the issuance of stock warrants, options and awards.

    Significant sources of cash in operating activities in 1998 include decreases in accounts receivable of $2.7 million. Net non-cash expenses of $2.8 million, principally depreciation, amortization, impairment loss on fixed assets and losses on other receivables significantly offset the net loss of $3.6 million incurred by the Company in 1998. The Company also generated cash from operations of approximately $5.8 million by extending or delaying payments to vendors.


    Significant uses of cash in operating activities in 1997 included increases in accounts receivable of $6.1 million. Net non-cash expenses of $874,000, principally depreciation and amortization, offset the net loss of $341,000 incurred by the Company in 1997. The Company also generated cash from operations of approximately $1.6 million by extending or delaying payments to vendors, and $2.4 million in connection with the sale of certain of its accounts receivable.




Investing Activities


    The Company's investing activities for the nine months ended September 30, 2000 consisted primarily of property and equipment purchases of $2.4 million.

    The Company's investing activities for the year ended December 31, 1999 consisted primarily of property and equipment purchases of $3.3 million offset by proceeds of $522,000 from the sale of an asset held for disposal.


    The Company's investing activities in 1998 consisted primarily of property and equipment purchases of $353,000. Investments totaling $55,000, which had been pledged as collateral for a loan in 1996, were released in 1998. Sources of cash included repayments of advances made to related parties totaling $150,000.

    The Company's investing activities in 1997 consisted primarily of property and equipment purchases of $337,000 and a loan made to a related company in the amount of $670,000. Investments totaling $85,000, which had been pledged as collateral for a loan in 1996, were released in 1997.




Financing Activities


    During the nine months ended September 30, 2000, financing activities used $2.1 million in cash. The most significant source of cash was an increase of $453,000 in borrowings under the Company's Credit Facility. Other financing activities included repayments to related parties totaling $829,000 and other repayments totaling $1.8 million.

    During the year ended December 31, 1999, financing activities provided $4.8 million in cash. The most significant source of cash was an increase of $12.9 million in borrowings under the Company's Credit Facility. Other financing activities included borrowings from related parties totaling $262,000 and repayments to related parties totaling $1.3 million, for net use of cash totaling $1.0 million, and other borrowings totaling $2.6 million and repayments totaling $9.2 million, for net use of cash totaling $6.6 million.

    During the year ended December 31, 1998, financing activities used $6.4 million in cash. The most significant use of cash was a decrease of $2.9 million in borrowings under the Company's various line of credit agreements. Additionally, distributions paid to stockholders and redemption of Common Stock also comprised the use of cash in financing activities, totaling $1.5 million in 1998. Other financing activities included borrowings from related parties totaling $1.6 million and repayments to related parties totaling $3.1 million, for net use of cash totaling $1.5 million, and other borrowings totaling $400,000 and repayments totaling $748,000, for a net use of cash totaling $348,000.

    During the year ended December 31, 1997, financing activities provided $2.0 million in cash to the Company. The most significant source of cash was an increase of $6.8 million in borrowings under the Company's various line of credit agreements. Distributions paid to stockholders and redemptions of Common Stock comprised the largest use of cash in financing activities, totaling $5.0 million in 1997. Other financing activities included borrowings from related parties totaling $3.7 million and repayments to related parties totaling $4.4 million, for a net use of cash of $700,000, and other borrowings totaling $1.4 million and repayments totaling $500,000, for net proceeds of cash totaling $900,000.

RECENT ACCOUNTING PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 129, "Disclosure of Information about Capital Structure," which establishes standards for disclosing information about an entity's capital structure and is effective for financial statements for periods ending after December 15, 1997. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in the financial statements for fiscal years beginning after December 15, 1997. The FASB also issued, in June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way public companies disclose information about operating segments, products and services, geographic areas and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company has determined that the impact on its financial statements of adopting SFAS Nos. 129, 130 and 131 is not material. In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal quarters ending after June 15, 1999. The effective date of SFAS No. 133 was delayed to fiscal quarters ending after June 15, 2000, by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", issued in June 1999. The Company does not expect the adoption of SFAS No. 133 to have a material impact on its financial statements.


In 2000, the FASB issued FASB Interpretation No. 44, "An Interpretation of APB Opinion No. 25 -- Accounting for Stock Issued to Employees. Interpretation No. 44 permits companies to account for stock options granted to non-employee directors in accordance with APB Opinion No. 25. The Company adopted Interpretation No. 44 effective July 1, 2000, and has recognized the cumulative effects of this accounting change in its September 30, 2000 financial statements.


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      The Company is not exposed to market risk from changes in marketable securities, as the Company has no such instruments.

      The Company is exposed to future earnings or cash flow fluctuations from changes in interest rates on borrowings under the Credit Facility since amounts borrowed under the Credit Facility accrue interest at a fluctuating rate equal to the prime lending rate ("Prime") plus 3.5%. The outstanding balance of the Company's borrowings under the Credit Facility at September 30, 2000 was $21.3 million. Market risk is estimated as the potential increase in interest rate for borrowings under the Company's Credit Facility resulting from an increase in Prime. Based on borrowings under the Credit Facility at September 30, 2000, a hypothetical increase of 1.00% in Prime increases the Company's cost of borrowings by approximately $213,000 annually. To date, the Company has not entered into any derivative financial instruments to manage interest rate risk and is currently not evaluating the future use of any such financial instruments.

    The Company's operations are all originated within the United States and therefore conducts all business transactions in U.S. dollars.


ITEM 3. PROPERTIES


    The Company's executive offices and some of its operations are located in over 34,000 square feet of leased office space in a 195,000 square foot, 20-story office building owned by Hebron. The Company also operates a call center in Tahlequah, Oklahoma and maintains offices in the States of Virginia and Texas. The Company believes that these facilities are adequate for the Company's intended activities for the foreseeable future.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth certain information concerning the beneficial ownership of Common Stock, $0.10 par value of the Company ("Common Stock"), as of March 1, 2001, by (a) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (b) each director of the Company,
(c) each Named Executive Officer (as defined in Item 6 below) and (d) all executive officers and directors as a group. The Company believes that each of such stockholders has the sole voting and dispositive power over the shares held by such stockholder except as otherwise indicated.



EXECUTIVE OFFICERS AND DIRECTORS:
                                                          SHARES OWNED
                                                   --------------------------
                    NAME                             NUMBER        PERCENTAGE
                    ----                           ----------      ----------
Stephen D. Halliday (1) .....................         18,197             --
Tracy C. Freeny (2) .........................        155,183           18.8
John B. Damoose (3) .........................          9,498             --
Jay A. Sekulow (4) ..........................         51,250             --
Philip G. Evans .............................
David E. Grose ..............................             --             --
Kerry A. Smith ..............................             --             --
All Executive Officers and Directors as
    A Group (8 Persons) (1)(2)(3)(4) ........        234,128           25.4
OTHER 5% STOCKHOLDERS:
Sharon Freeny (5) ...........................        155,183           18.8
Harvey Price (6) ............................         50,000            6.0
Donald Price (7) ............................         50,000            6.0


----------

(1) Includes 13,648 shares subject to options held by Mr. Halliday, 4,549 shares under stock grants of which 2,274 shares are subject to forfeiture pursuant to the terms of the Halliday Employment Agreement (as defined herein).

(2) Includes 152,983 shares held jointly by Mr. Freeny and his wife and 2,200 shares held by Mr. Freeny's minor son. Mr. Freeny disclaims beneficial ownership of the shares owned by his minor son. Mr. Freeny's address is 6220 N.E. 113th Street, Edmond, Oklahoma 73034.

(3) Includes 4,549 shares subject to options held by Mr. Damoose, 400 shares subject to warrants to be issued to Mr. Damoose and 4,549 shares under stock grants of which 2,274 shares are subject to forfeiture pursuant to the terms of the Stock Agreement (as defined herein). Mr. Damoose also has the option to acquire shares upon the conversion of the Damoose Note (as defined herein), however, the number of shares issuable upon conversion cannot be determined because the conversion price is not currently ascertainable. The Damoose Note is convertible at any time into shares of Common Stock, at the option of Damoose, at per share price equal to the lower of (x) the fair market value of the Common Stock on January 1, 1998, as determined by an appraisal, or (y) the lowest publicly traded price of the Common Stock three months following the establishment of a public trading market for the Common Stock. There is no minimum conversion price for the Damoose Note.

(4) Includes 13,648 shares subject to options held by Mr. Sekulow, 3,400 shares subject to warrants to be issued to CASE, an entity of which Mr. Sekulow is President and a director and 29,653 shares held by CASE; and 4,549 shares under stock grants of which 2,274 shares are subject to forfeiture pursuant to the terms of the Stock Agreement (as defined herein). CASE also has the right to acquire shares upon the conversion of the CASE Note (as defined herein), however, the number of shares issuable upon conversion cannot be determined because the conversion price is not currently ascertainable. The CASE Note is convertible at any time into shares of Common Stock, at the option of CASE, at per share price equal to the lower of (i) the fair market value of the Common Stock on January 1, 1998, as determined by an appraisal, or (ii) the lowest publicly traded price of the Common Stock three months following the establishment of a public trading market for the Common Stock. There is no minimum conversion price for the CASE Note.

(5) Includes 152,983 shares held jointly by Ms. Freeny and her husband and 2,200 shares held by Ms. Freeny's minor son. Ms. Freeny disclaims beneficial ownership of the shares owned by her minor son. Ms. Freeny's address is 6620 N.E. 113th Street, Edmond, Oklahoma 73034.

(6)  Harvey Price's address is Route 1, Box 49D, Wetomka, Oklahoma 74883.

(7)  Donald Price's address is Route 2, Box 46, Holdenville, Oklahoma 74848.


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information concerning the executive officers and directors of the Company:


             NAME                 AGE                     POSITION
             ----                 ---                     --------

Stephen D. Halliday ..........     52     President, Chief Executive Officer and Director

Tracy C. Freeny ..............     56     Chairman of The Board

John B. Damoose ..............     54     Director

Jay A. Sekulow ...............     44     Director and Vice Chairman of the Board

Philip G. Evans ..............     38     Vice President and General Counsel

David E. Grose ...............     48     Vice President and Chief Financial Officer

Kerry A. Smith ...............     38     Vice President

    Stephen D. Halliday has been the President, Chief Executive Officer and a director of the Company since October 1998. From 1980 until 1997, Mr. Halliday was a partner with Coopers & Lybrand LLP (which is now PricewaterhouseCoopers
LLC) and from 1997 until October 1998 he was a partner in the telecommunications law firm of Wiley, Rein & Fielding ("WRF") in Washington, D.C. He continues to serve as of counsel with WRF for matters, which do not involve the Company. Mr. Halliday graduated from Duke University with bachelor of arts degree in accounting, William & Mary University with a law degree and Georgetown University with a masters of law degree in taxation.

    Tracy C. Freeny is a founder of the Company and has served as Chairman of the Board since the formation of the Company in May 1991 and served as President from such time until October 1998. From 1970 until 1990 Mr. Freeny operated a life insurance agency affiliated with Phoenix Mutual Life Insurance Company and is a lifetime member of the life insurance industry Million Dollar Roundtable. In 1990, Mr. Freeny went to work for AmeriTel Communications, Inc. ("AmeriTel") a reseller of long distance telephone services and in 1991 was part of the acquisition of the assets of AmeriTel which began the Company. Mr. Freeny graduated from Oklahoma State University with a bachelor of arts degree in finance. In July 1998, Mr. Freeny agreed to a cease and desist order issued by the Securities and Exchange Commission regarding the violation of various federal securities laws. Mr. Freeny is also a defendant in a suit initially brought by a shareholder on behalf of the Company. For more information regarding these matters, see Item 8 below.

    John B. Damoose has been a director of the Company since October 1998.
Since May 1997, Mr. Damoose has been President of two non-profit organizations, Religious Heritage of America Foundation and Freedom of Ministries of America. Prior to that, from May 1996 until May 1997, he served as Co-President of the Christian Broadcasting Network and from November 1993 until May 1996 he served as Senior Vice President - Marketing and Communications for International Family Entertainment. Mr. Damoose also held various management positions with Chrysler Corporation from November 1982 through November 1993, most recently serving as Vice President of Worldwide Marketing. Mr. Damoose graduated from the University of Michigan with a bachelor of science degrees in economics/political science and Columbia University with a masters degree in business administration.

    Jay A. Sekulow has been a director of the Company since October 1998. Mr. Sekulow is an attorney and has been Chief Counsel of the American Center for Law and Justice, a non-profit public interest law firm ("ACLJ") since 1992. He has also been, since 1995, Chief Executive Officer of Regency Productions, Inc. ("Regency"), a radio production company which produces a thirty-minute daily radio program on legal issues hosted by Mr. Sekulow and, since 1987, President and a Director of CASE, a non-profit public interest law firm. Mr. Sekulow graduated cum laude from Mercer University with both a bachelor of arts degree in history and law degree.

    Philip G. Evans has been a Vice President and General Counsel of the Company since August 2000. Mr. Evans previously served as Vice President of Business and Legal Affairs of the Continental Basketball Association. Mr. Evans joined the CBA from International Family Entertainment, where he was responsible for negotiating and drafting a wide variety of contracts for the marketing, advertising, sales, affiliate relations, and international and human resources division of the company's The Family Channel and FIT TV cable television networks. Mr. Evans began his legal career at Latham & Watkins. A University of Virginia School of Law graduate, he also earned a bachelor's degree in History and Economics from the University of Virginia.


    David E. Grose has been a Vice President and the Chief Financial Officer of the Company since April 1999. From July 1997 through April 1999, Mr. Grose served as Vice President and Chief Financial Officer of Bayard Drilling Technologies, Inc., formerly a publicly traded oil and gas company. Prior to that Mr. Grose was affiliated with Alexander Energy Group from its inception in March 1980, serving from 1987 through 1996 as a director and Vice President, Treasurer and Chief Financial Officer. In August 1996, National Energy Group acquired Alexander Energy Corporation and he served as Vice President of Finance and Treasurer through February 1997. Mr. Grose graduated from Oklahoma State University with a bachelor of arts degree in political science and University of Central Oklahoma with a masters degree in business administration.

    Kerry A. Smith has been a Vice President of the Company since December 1998. Most recently he served as the Telecom/Infocom Practice Director for PricewaterhouseCoopers LLP in Dallas, Texas, and has extensive product-marketing experience with WorldCom. Mr. Smith has more than 15 years experience in the telecommunications industry holding key senior staff and management positions. His resume includes key positions managing global alliance partners in Canada, Latin America, Mexico, and Great Britain developing strategic business plans and launching new products and services. Mr. Smith graduated from Capitol College with a bachelor of science in telecommunication engineering technology.


BOARD OF DIRECTORS MATTERS

    All directors hold offices until the next annual meeting of the shareholders and until their successors have been duly elected and qualified. Each officer serves at the discretion of the Board of Directors, subject to the terms of certain employment agreements described below.

     The Board of Directors has established an Audit Committee and a Compensation/Nominating Committee. The Audit Committee is composed of Mr. Sekulow. The Audit Committee is responsible for (a) reviewing the scope of, and the fees for, the annual audit of the Company, (b) reviewing with the independent auditors the Company's accounting practices and policies, (c) reviewing with the independent auditors their final report, (d) reviewing with internal and independent auditors overall accounting and financial controls and
(e) being available to the independent auditors for consultation purposes.

    The Compensation/Nominating Committee is composed of Messrs. Sekulow and Damoose, with Mr. Sekulow serving as Chairman. The Compensation/Nominating Committee is responsible for reviewing the Company's policies with respect to the compensation of its officers at the Vice President level or higher, including the basis of the compensation of its chief executive officer and its relationship to corporate objectives and identifying and nominating future nominees as members of the Board of Directors.

    The Board of Directors has also adopted a policy statement on conflict of interest transactions, which requires that all proposed conflict of interest transactions be approved by a majority of directors who will receive no benefit from the transaction.

ITEM 6. EXECUTIVE COMPENSATION

    The following table summarizes the compensation paid the Company's chief executive officer and vice president of the Company for services rendered in 1999 and 1998 (collectively, the "Named Executive Officers"). See Item 7 below for a description of transactions involving Mr. Halliday and the directors of the Company.
                           SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION                           LONG TERM COMPENSATION
                                       ----------------------------                -----------------------------------
                                                                     RESTRICTED      SECURITIES
                                                                       STOCK         UNDERLYING         ALL OTHER
    NAME AND PRINCIPAL POSITION        YEAR    SALARY($)   BONUS($)    AWARDS      OPTIONS/SARS(#)     COMPENSATION($)
    ---------------------------        ----    ---------   --------  ----------    ----------------    ---------------
Stephen D.  Halliday,  President
and Chief Executive Officer ........   1999     $487,500   $100,000                     27,296                --
                                       1998     $128,462         --                         --          $127,500(1)

Kerry A. Smith, Vice President .....   1999     $215,000    $50,000                         --                --
                                       1998     $ 17,917         --                         --                --


(1) These amounts represent payments made to Mr. Halliday prior to his becoming the Company's President and Chief Executive Officer.

The following table sets forth the information regarding the options granted to the Chief Executive Officer of the Company in 1999:

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                             POTENTIAL REALIZABLE VALUE AT
                                                                                          ASSUMED ANNUAL RATES OF STOCK PRICE
                                                   INDIVIDUAL GRANTS                         APPRECIATION FOR OPTION TERM
                                 ----------------------------------------------------    ------------------------------------
                                                 PERCENT OF
                                  NUMBER OF         TOTAL
                                  SECURITIES    OPTIONS/SARS   EXERCISE
                                  UNDERLYING     GRANTED TO     OR BASE
                                 OPTIONS/SARS    EMPLOYEE IN     PRICE     EXPIRATION
             NAME                 GRANTED(#)     FISCAL YEAR    ($/SH)        DATE         0%          5%         10%

Stephen D. Halliday.............    6,824            25%        $28.86    July 1, 2004   $86,255    $164,497    $259,149
                                    6,824            25%        $28.86    July 1, 2005   $86,255    $182,569    $304,758
                                    6,824            25%        $28.86    July 1, 2006   $86,255    $201,545    $354,928
                                    6,824            25%        $28.86    July 1, 2007   $86,255    $221,469    $410,115

HALLIDAY EMPLOYMENT AGREEMENT

    Effective as of May 26, 2000 (the "Commencement Date"), the Company entered into an amended and restated employment agreement with an initial effective date of October 1, 1998 (the "Halliday Employment Agreement") with Stephen D. Halliday, President, Chief Executive Officer and a director of the Company. The initial term of the Halliday Employment Agreement is for five years, with automatic one-year extensions. Pursuant to the Halliday Employment Agreement, Mr. Halliday initially received an annual salary of $450,000 which was increased to $600,000 on October 1, 1999, subject to annual review by the board of directors of the Company, which shall increase his salary at the annual consumer price index rate of increase and may further increase but not decrease such salary at the board of directors discretion. Mr. Halliday is also entitled to receive various medical, dental and group insurance, pension and other retirement benefits, disability and other benefit plans and vacation as the Company makes available to its senior executive officers. Mr. Halliday may be terminated in the event of his disability, for cause (as defined in the Halliday Employment Agreement) or without cause and Mr. Halliday may terminate his employment for good reason (as defined in the Halliday Employment Agreement, which includes any termination of Mr. Halliday's employment by the Company other than for cause and any change of control of the Company). If Mr. Halliday is terminated for cause or without cause (subject to the right of Mr. Halliday to terminate his employment for good reason) because of his death, he or his estate, as the case may be, will receive his salary and other benefits accrued as of the date of termination or death. If Mr. Halliday's employment is terminated as a result of his disability, Mr. Halliday will receive his salary and other benefits accrued as of the date of disability and 60% of his base salary for the period of disability but not exceeding the remaining term of the Halliday Employment Agreement. If Mr. Halliday terminates his employment for good reason, he is entitled to continue to receive his base salary for the remaining term of the Halliday Employment Agreement and, in addition, all his Common Stock and options to purchase Common Stock will continue to vest and he will receive upon each vesting date a cash bonus which will equal all taxes payable by Mr. Halliday as a result of the vesting of the Common Stock and the payment of this bonus. If the Company intends to terminate Mr. Halliday's employment without cause, it must give him notice and he is entitled to terminate his employment for good reason.

    Pursuant to the Halliday Employment Agreement, as of July 1, 2000, the Company issued Mr. Halliday 4,549 shares of Common Stock subject to certain vesting requirements. This issued stock vests as follows: 50% of the shares vested on July 1, 2000 and 25% of the shares will vest on each July 1 thereafter. If Mr. Halliday fails to serve as an officer of the Company, all unvested shares will be forfeited unless Mr. Halliday terminated his employment for good reason. Additionally, Mr. Halliday is to receive a cash bonus after any portion of these shares vests that will equal all taxes payable by him as a result of the vesting and the payment of this bonus.

    The Halliday Employment Agreement also granted Mr. Halliday two options to purchase shares of Common Stock. The first option effective as of the Commencement Date granted Mr. Halliday options to purchase 27,296 shares (3% of fully diluted outstanding Common Stock as of such date) at $28.86 per share (the fair value of the Common Stock as of February 1, 1998, as was determined by a third party appraiser) (the "Exercise Price"). These options are subject to the following vesting schedule: 25% of the options vested on July 1, 1999, 25% of the options vested on July 1, 2000 and 25% of the options vest on each July 1 thereafter. The second option, which will be effective three years after the Commencement Date, will entitle Mr. Halliday to purchase 2% of the fully diluted outstanding Common Stock as of such date at the Exercise Price plus 25%. The second option vests as follows: 50% of the options vest four years after the Commencement Date and 50% of the options vest five years after the Commencement Date. If Mr. Halliday fails to serve as an officer of the Company, unless he terminated his employment for good reason, the vesting will immediately cease; however, Mr. Halliday can exercise all vested options after such time until the termination of the options. All of these options will vest upon any sale of the Company. Once an option to purchase shares has vested it will remain exercisable for five years from such vesting date.

    Tracy Freeny also individually agreed that for as long as Mr. Halliday is employed by the Company to vote all of his shares of Common Stock for Mr. Halliday and for a period of five years from the Commencement Date for each of the other current directors of the Company for election to the board of directors of the Company. Also, pursuant to an employment agreement, which was replaced by the Halliday Employment Agreement, Carl Thompson agreed to vote for Messrs. Halliday, Damoose and Sekulow's election to the board of directors of the Company. In June 1999, Mr. Thompson executed an agreement pursuant to which he agreed to honor his agreements contained in such prior employment agreement.

EVANS EMPLOYMENT AGREEMENT

    Effective August 1, 2000, the Company entered into a two-year employment agreement (the "Evans Employment Agreement") with Philip G. Evans, Vice President & General Counsel of the Company. Pursuant to the Evans Employment Agreement, Mr. Evans receives an annual base salary of $170,000 in year one, and $190,000 in year two. Mr. Evans is also eligible to receive a bonus of up to $30,000 annually. The Company may terminate the Evans Employment Agreement at any time and for any reason whatsoever upon ninety (90) days' notice to Mr. Evans. If the Company notifies Mr. Evans of its election to terminate Mr. Evans before the first anniversary of the Effective Date, Mr. Evans shall be entitled to receive severance pay equal to six (6) months pay (payable in a lump sum or over the course of such period, at the option of the Company) and health insurance for such period. If the Company notifies Mr. Evans of its election to terminate Mr. Evans between the first anniversary of the Effective Date and the second anniversary of the Effective Date, Mr. Evans shall be entitled to receive severance pay equal to four (4) months pay (payable in a lump sum or over the course of such period, at the option of the Company) and health insurance for such period.

SMITH EMPLOYMENT AGREEMENT

    Effective as of January 1, 2001 (the "Effective Date"), the Company entered into a one-year employment agreement (the "Smith Employment Agreement") with Kerry A. Smith, a Vice President of the Company. Pursuant to the Smith Employment Agreement, Mr. Smith receives an annual base salary of $240,000 and a bonus of $35,000. The Company may terminate this Agreement at any time during the term in which case Mr. Smith shall be entitled to receive severance pay equal to four (4) months of base salary plus guaranteed bonus.

FREENY EMPLOYMENT AGREEMENT

    Effective as of the Commencement Date (i.e., May 24, 1999), the Company entered into an employment agreement (the "Freeny Employment Agreement") with Tracy C. Freeny, Chairman of the Board of the Company, as consideration for the additional services Mr. Freeny performs for the Company. The initial term of the Freeny Employment Agreement is for five years, with automatic one-year extensions. Pursuant to the Freeny Employment Agreement, Mr. Freeny receives an annual salary of $300,000, subject to annual review by the board of directors of the Company, which shall increase his salary at the annual consumer price index rate of increase and may further increase but not decrease such salary at the board of directors discretion. Mr. Freeny is also entitled to receive various medical, dental and group insurance, pension and other retirement benefits, disability and other benefit plans and vacation as the Company makes available to its senior executive officers. Mr. Freeny may be terminated in the event of his disability, for cause (as defined in the Freeny Employment Agreement) or without cause and Mr. Freeny may terminate his employment for good reason (as defined in the Freeny Employment Agreement, which includes any termination of Mr. Freeny's employment by the Company other than for cause and any change of control of the Company). If Mr. Freeny is terminated for cause or without cause (subject to the right of Mr. Freeny to terminate his employment for good reason) because of his death, he or his estate, as the case may be, will receive his salary and other benefits accrued as of the date of termination or death. If Mr. Freeny's employment is terminated as a result of his disability, Mr. Freeny will receive his salary and other benefits accrued as of the date of disability and 60% of his base salary for the period of disability but not exceeding the remaining term of the Freeny Employment Agreement. If Mr. Freeny terminates his employment for good reason, he is entitled to continue to receive his base salary for the remaining term of the Freeny Employment Agreement and, in addition, one year following the date of his termination. If the Company intends to terminate Mr. Freeny's employment without cause, it must give him notice and he is entitled to terminate his employment for good reason. Pursuant to a separate written agreement, Mr. Freeny has agreed to defer certain accrued distributions allegedly owed to him by the Company and has been paid for such agreement. See Item 7 - Certain Relationships and Related Transactions - Transactions with Messrs. Freeny and Thompson.

TELLING AGREEMENTS

    Effective as of the Commencement Date (i.e., May 24, 1999), the Company entered into an employment agreement (the "Telling Employment Agreement") with John E. Telling, a former director of the Company and former executive of the Internet department of the Company. The Telling Employment Agreement restated an agreement originally entered into in 1997 by Mr. Freeny (on behalf of the Company) and Mr. Telling. The initial term of the Telling Employment Agreement was for five years, with automatic one-year extensions. Pursuant to the Telling Employment Agreement, Mr. Telling was to receive an annual salary of $500,000, subject to annual review by the board of directors of the Company. Mr. Telling was also entitled to receive various medical, dental and group insurance, pension and other retirement benefits, disability and other benefit plans and vacation as the Company made available to its senior executive officers. Effective with the May 1999 restated employment agreement, Mr. Telling's annual salary was reduced to $250,000.

    Pursuant to the Telling Employment Agreement, as of the Commencement Date, the Company issued Mr. Telling 9,099 shares of Common Stock (1.0% of the fully diluted outstanding Common Stock on such date) (the "Restricted Shares"), subject to certain vesting requirements. The Telling Employment Agreement also granted Mr. Telling options to purchase 27,296 shares (3% of fully diluted outstanding Common Stock as of such date) ("Options") at the Exercise Price, which were to vest over time. These Options were granted subject to the following vesting schedule: 25% of the shares vested on July 1, 1999 and 25% of the shares vest on each July 1 thereafter.

     Effective as of December 31, 1999, Mr. Telling resigned as a director and employee of the Company and in connection with such resignation, the Company and Mr. Telling entered into a letter agreement (the "Resignation Agreement"). The Resignation Agreement provides for the same terms as the Telling Employment Agreement and as a result Mr. Telling received payments totaling $500,000 in 2000 and will receive $250,000 per year from January 1, 2001 until May 1, 2004. Mr. Telling received total compensation of $736,000 in 2000 composed of $500,000 in salary and severance pay, $187,000 in stock grants and $49,000 for taxes owed on prior stock options. Also, the Resignation Agreement provides (a) that the Restricted Shares immediately vested and required the Company to pay Mr. Telling a cash bonus equal to all taxes payable by him as a result of the vesting and the payment of the bonus and (b) the Options remain in effect and will become exercisable on the terms provided in the Telling Employment Agreement. The Resignation Agreement also provided for a mutual release between Mr. Telling and the Company and Mr. Telling agreed to certain non-competition covenants.

    Mr. Telling prior to joining the Company had been a founder and president of Hebron. He continued that position while employed by the Company and holds that position currently.

STOCK AGREEMENTS

    Each of Jay A. Sekulow and John B. Damoose (each a "Party"), directors of the Company, have entered into amended and restated stock agreements with an initial effective date of October 1, 1998 with the Company (the "Stock Agreements"). The Stock Agreements are also effective May 26, 2000, and provide that the party thereto (the "Party") shall receive certain compensation for his agreement to continue service as a director of the Company. On July 1, 2000, the Company issued each Party 4,549 shares of Common Stock, subject to certain vesting requirements. This issued stock vests as follows: 50% of the shares vested on July 1, 2000 and 25% of the shares vest on each July 1 thereafter. If a Party fails for any reason to serve as a director, all unvested shares will be forfeited. Additionally, each Party is to receive a cash bonus after any portion of these shares vests that will equal all taxes payable by the Party as a result of the vesting and the payment of this bonus.

     The Stock Agreements also grant each Party options to purchase a certain number of shares of Common Stock at the Exercise Price. Messrs. Sekulow and Damoose received options to purchase 27,296 shares (3.0% of fully diluted outstanding Common Stock as of such date) and 9,099 shares (1.0% of fully diluted outstanding Common Stock on such date), respectively. These options are subject to the following vesting schedule: 25% of the options vested on July 1, 1999, 25% of the options vested on July 1, 2000 and 25% of the options vest on each July 1 thereafter. If a Party ceases to serve as a director, the vesting will immediately cease; however, the Party can exercise all vested options after such time until the termination of the options. All of the options will vest upon any sale of the Company. Once an option to purchase shares has vested it will remain exercisable for five years from such vesting date.

    Tracy Freeny also individually agreed for a period of five years from the execution of such agreement to vote all of his shares of Common Stock for the Party for election to the board of directors of the Company. Also pursuant to a stock agreement with Mr. Sekulow which was replaced by the Stock Agreement, Carl Thompson agreed to vote for Messrs. Halliday, Damoose and Sekulow's election to the board of directors of the Company. In June 1999, Mr. Thompson executed an agreement pursuant to which he agreed to honor his agreements contained in such prior agreement.


SEPARATION AGREEMENT WITH CARL THOMPSON


    In April 1998, Mr. Thompson resigned as Senior Vice President and director of the Company. In connection with such resignation, the Company authorized by Mr. Freeny and Mr. Thompson entered into an agreement pursuant to which Mr. Thompson will receive (a) $40,000 a month until all accrued and unpaid distributions ($995,952 as of the date of the agreement) have been paid, (b) $20,000 a month for the remainder of his life so long as Mr. Thompson does not take any action significantly detrimental to the Company. The Company paid Mr. Thompson the last of his accrued and unpaid distributions in March 2000, and has been paying Mr. Thompson $20,000 per month since April 1998. The agreement also contains certain non-competition provisions, which Mr. Thompson was required to comply with until April 1999.

STOCK INCENTIVE PLAN

     The Board of Directors has approved a 1999 Stock Incentive Plan (the "Plan") relating to up to 40,000 shares of Common Stock of the Company ("Shares"). The Plan permits the granting of stock options to employees, directors and consultants, and includes additional features (such as restricted shares and stock appreciation rights), described in more detail below, that enhance the flexibility of the Company in hiring, retaining and motivating key individuals. The Plan provides that it shall be administered by the compensation committee of the Board of Directors of the Company (the "Committee"). The Plan may be amended without shareholder approval, except as specified in the Plan.

     Pursuant to the Plan, the Company may from time to time grant to employees, directors and consultants of the Company and its affiliates, Shares, options to purchase Shares ("Options"), and stock appreciation rights. Shares issued under the Plan shall be restricted shares which are subject to cancellation upon such terms and conditions as may be determined by the Company.

     Options under the Plan may be either incentive stock options which receive special tax treatment or non-qualified options which do not receive such special tax treatment. Incentive stock options will expire not more than ten years from the date of grant. In addition, it is expected that non-qualified options will generally expire not more than ten years from the date of grant.

     The purchase price per Share to be specified in each Option granted under the Plan may not be less than the fair market value of a share of Common Stock of the Company on the date the Option is granted. The Plan permits the adjustment of outstanding Options to accommodate for mergers, acquisitions and other events, and to specify a lower purchase price, through amendment of outstanding options or through cancellation of outstanding options and the grant of replacement options.

     The Plan permits the Company to provide that payment of the purchase price upon exercise of options may be made in cash, shares owned by the optionee, any other lawful form of consideration or a combination thereof, in each case acceptable to the Committee. Any shares received by the Company in payment of the purchase price will be valued at their fair market value on the date of exercise.

     Stock appreciation rights may be granted in tandem with options or may be free-standing. The terms of stock appreciation rights may be amended from time to time by the Committee. Payment to participants upon the exercise of stock appreciation rights will generally be made in cash or in shares (such shares to be valued at their fair market value on the date of exercise of the stock appreciation rights). Tandem stock appreciation rights may be granted at the time a grant is made under the Plan or added to outstanding grants, provided that in the case of stock appreciation rights granted in tandem with incentive stock options, such grant may only be made at the time of the grant of the incentive stock option.

    The Committee has approved grants of Options to purchase up to 24,500 Shares effective July 1, 2000, of which Options to purchase 3,000 Shares, 1,500 Shares and 1,500 Shares have been issued to Mr. Smith, Mr. Evans and Mr. Grose, respectively. The remainder of the options have been issued to nonofficer employees.


POTENTIAL ACTIONS AGAINST CHAIRMAN


    Company Directors John Damoose and Jay Sekulow (the "Investigative Committee") are conducting an inquiry into whether the Company has causes of action against Mr. Freeny arising out of certain transactions involving Mr. Freeny. In September 2000, the Investigative Committee retained the Washington, D.C. law firm Wilmer, Cutler & Pickering to assist the Investigative Committee in its inquiry. The Investigative Committee and its attorneys have conducted a review of a variety of transactions.

The Investigative Committee has discussed with Mr. Freeny that it believes the Company has causes of action against Mr. Freeny. The Investigative Committee intends to address the claims against Mr. Freeny as appropriate and also to address any other claims that the Company may have.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH MESSRS. FREENY AND THOMPSON


    Each of Messrs. Freeny and Thompson is a founder of the Company and acquired his original shares of Common Stock upon formation of the Company without payment of cash consideration. These shares represent substantially all of the shares of Common Stock owned by each of them.

    From 1994 until 1997, the Company paid distributions to all shareholders including distributions of $443,100 to Mr. Freeny and $160,100 to Mr. Thompson. From July 1, 1995, the Company paid distributions to all shareholders except Messrs. Freeny and Thompson. As to them, the Company accrued distributions for 1995 to 1997 of $849,118, $1,659,443 and $1,260,343, respectively, to Mr. Freeny and accrued distributions of $301,827, $582,459 and $433,010, respectively, to Mr. Thompson on their shares of Common Stock. These distributions were accrued on the same per share basis as paid to all other shareholders of the Company. As of September 30, 2000, the Company's financial statements reflect outstanding non-interest bearing accrued distributions alleged payable to Mr. Freeny of $3,200,000. Pursuant to the Thompson Separation Agreement [See Item 6], the Company began paying Mr. Thompson monthly installments of $40,000 towards these accrued but unpaid distributions and such amounts have been paid in full.

    In a letter agreement dated July 14, 1999, the Company and Mr. Freeny agreed to defer payment of such amounts allegedly owed to Mr. Freeny until such time as the Company's financial condition further improved and it had funds available, legally and in good business practice, to pay any such accrued distributions. In consideration for this deferral and Mr. Freeny's subordination of the accrued distributions to the Coast Loan, the Company agreed to pay him, in addition to his salary, $300,000 per year until the payment of the accrued distributions was resumed and, if resumed, all amounts paid to Mr. Freeny pursuant to the agreement would be credited against his accrued distributions. During the year ended December 31, 1999 and for the nine months ended September 30, 2000, these payments totaled $150,000 and $225,000, respectively.

    In January 1995, the Company redeemed 2,140 shares of Common Stock for $214,164 from Mr. Freeny and 250 shares of Common Stock for $25,000 from Mr. Thompson.

    In 1995 and 1996, Tracy Freeny, at that time President and a director of the Company; Carl Thompson, at that time Senior Vice President and a director of the Company; and Willeta Thompson, Mr. Thompson's wife, sold 21,204 shares of Company Common Stock to 100 individuals at an aggregate price of approximately $2,480,000. The selling price ranged from $40 per share to $150 per share averaging $117 per share. In connection with each sale, Mr. Freeny caused the Company to issue a redemption agreement to the purchaser obligating the Company to buy back the stock at the purchase price plus a guaranteed return. (See Note H for a description of the redemption agreements.)

    The Company believes that these sales were initially made as new issuances of the Company's stock in consideration for monies received by the Company. The Company believes that subsequently these sales were characterized as sales of Mr. Freeny's (and Mr. and Mrs. Thompson's) shares (the "Stock Transactions"). However, the redemption agreements discussed above continued to remain in place and obligated the Company to redeem shares sold by Mr. Freeny (and Mr. and Mrs. Thompson).

    As discussed above, the monies from the sale of stock characterized as sales by Mr. Freeny (and Mr. and Mrs. Thompson) in the amount of $2,480,000 had been received by the Company. These amounts were treated as loans to the Company (at 8% per annum with a two year maturity) by Mr. Freeny (and Mr. and Mrs. Thompson). The Company repaid these loans in 1997 and 1998, and all such notes were repaid in full by March 31, 1998, as set out in the chart below. The end result of these loan payments was that Mr. Freeny (and Mr. and Mrs. Thompson) had completed the sale of $2,480,000 of their stock at an average purchase price of $117 per share, which utilized Company redemption agreements.

         DATE                 PAYEE         ORIGINAL PRINCIPAL AMOUNT      MATURITY DATE          PAYMENT STATUS
         ----                 -----         -------------------------      -------------          --------------

     June 1, 1995         Carl Thompson            $ 100,000                May 31, 1997     paid in full at maturity
    August 31, 1995      Willeta Thompson            658,813              August 31, 1997    paid in full in March 1998
  September 30, 1995       Tracy Freeny              318,134             September 30, 1997  paid in full at maturity
   October 31, 1995        Tracy Freeny              962,120              October 31, 1997   paid in full at maturity
   November 30, 1995       Tracy Freeny               29,765             November 30, 1997   paid in full at maturity
   December 31, 1995       Tracy Freeny                9,399             December 31, 1997   paid in full at maturity
    March 31, 1996         Tracy Freeny              343,501               March 31, 1998    paid in full at maturity
 October 23, 1996          Tracy Freeny              345,000                demand note      paid in full in May 1997

    Mr. Freeny never fully disclosed all relevant information to the current Board regarding the history of the Stock Transactions. Consequently, in January 1999, the Board approved a settlement with a shareholder, believing incorrectly that the shareholder had purchased $750,000 worth of stock from the Company in October 1995 and received a redemption agreement from the Company. The Board subsequently discovered that the stock had been purchased from Mr. Freeny and not the Company, yet the Company had been caused by Mr. Freeny to issue a redemption agreement. Through December 31, 1999, the Company has redeemed 5,278 shares and paid a total of $1,060,000 in connection with this and another redemption. The amounts paid consisted of $790,000 for the amounts paid by the stockholders and $270,000 for the specified rate of return, as described in the agreements for a total payment of $200.72 per share.

    In December 1997, Mr. Thompson borrowed $400,000 from a shareholder of the Company, Aubrey Price, and subsequently loaned all of the proceeds therefrom to the Company. Mr. Thompson then directed the Company to make all payments in respect of his loan to the Company to the shareholder in satisfaction of his loan to Mr. Thompson. This loan bore interest at an imputed rate of 51% based on repayment of the loan in 10 monthly payments of $50,000. This loan has been paid in full.

    Additionally, during 1996, 1997 and 1998, Messrs. Freeny and Thompson and Tom Anderson, Mr. Thompson's son-in-law, periodically made short-term, non-interest bearing loans to the Company for working capital that remained outstanding from one day to up to three months. The following table sets forth the amounts advanced and repaid during such periods:

                             1996                     1997                    1998
      PARTY           LOANS     REPAYMENTS     LOANS     REPAYMENTS    LOANS     REPAYMENTS
      -----           -----     ----------     -----     ----------    -----     ----------

   Tracy Freeny     $ 845,000   $ 500,000    $ 601,000   $ 946,000    $497,824   $ 400,000
  Carl Thompson       155,000     155,000      120,000     120,000          --          --
   Tom Anderson       120,000     120,000           --          --          --          --

    From 1996 to 1998, Messrs. Freeny and Thompson received sales commissions from the Company, which were based on the amount of revenue the Company derived from certain customers. The total amount of commissions was 5% of the revenue generated from all customers of the Company for which no other sales agent or representative of the Company was receiving a commission. The total commissions from such sales were split among Messrs. Freeny, Thompson and a third employee. In 1996, 1997 and 1998, commissions paid to Messrs. Freeny and Thompson were $228,176 and $228,176; $238,195 and $231,314; and $246,111 and
$85,004, respectively.

    Mr. Freeny received payments of $606,000 and $525,000 in 1999 and 2000, respectively, consisting of salary, bonus and distributions.

TRANSACTIONS WITH VISIONQUEST

    The Company, Messrs. Freeny and Thompson and Shawn Rohrer, Mr. Freeny's son-in-law, formed VisionQuest in March 1993 to contract with the Company to outsource substantially all of the Company's telemarketing service requirements. Messrs. Freeny and Thompson served as directors and officers of VisionQuest and Mr. Rohrer is the President and a director of VisionQuest.

    The Company compensated VisionQuest for its service through a variety of arrangements including commissions, hourly fees and overhead and expense reimbursements. In 1995, 1996, 1997 and 1998, the Company's total payments to VisionQuest were $11,103,000, $8,987,000, $5,274,000 and $6,209,000, respectively, which resulted in the Company paying VisionQuest an effective hourly rate of $36, $31, $33 and $50, respectively, in those years. The Company now believes it paid higher rates for VisionQuest's services than it would have paid to an independent service provider. The Company believes that the amounts it paid to VisionQuest for telemarketing services were approximately $4.0 million higher than what it could have obtained in an arms-length transaction from an unaffiliated third-party.

    Mr. Freeny received compensation from VisionQuest in 1995, 1996 and 1997 totaling approximately $303,600, $414,000 and $6,500, respectively; Mr. Thompson received compensation from VisionQuest in 1995, 1996 and 1997 totaling approximately $292,000, $378,000 and $5,800, respectively; and Mr. Rohrer received compensation from VisionQuest in 1995, 1996 and 1997 totaling approximately $367,000, $503,000, and $590,000, respectively. The amount of compensation received by Mr. Rohrer in 1998 is not known. In January 1997 all compensation paid to Messrs. Freeny and Thompson from VisionQuest was discontinued.

    Periodically during 1997, VisionQuest made short-term working capital loans to the Company. These loans ranged from $50,000 to $100,000, did not bear interest and were repaid within three to five business days. All of these loans have been paid in full. In 1997, the total loans made by VisionQuest were $400,000 and repayments totaled $300,000 in 1997 with the remaining $100,000 repaid in 1998.

    In connection with its telemarketing services, VisionQuest utilized the Company's telecommunication services and paid the Company's out-of-pocket expenses for such services. In 1995, 1996, 1997 and 1998, VisionQuest paid the Company approximately $930,000, $1,030,000, $788,000 and $1,001,000 for
telecommunication services.

    Effective January 1, 1999, pursuant to various written agreements, the Company and VisionQuest terminated their business relationship. The Company purchased from VisionQuest the rights to use all of VisionQuest's assets related to its call center located in Tahlequah, Oklahoma through December 1999 ("Tahlequah Assets") for the following consideration (i) 1,099,850 shares of common stock of VisionQuest, which represented approximately 48% of the outstanding stock of VisionQuest (397,100 of these shares were owned by the Company and 702,750 of these shares were owned by Tracy Freeny which he conveyed to the Company for no consideration immediately prior to the consummation of this transaction) and (ii) cancellation of all remaining amounts owed by VisionQuest to the Company pursuant to a promissory note dated December 31, 1997 in the original principal amount of $670,000 ($520,000 was owed as of the effective date of the transaction). Also, in connection with and as consideration for the transaction, each of the Company and VisionQuest executed mutual releases related to all prior dealings between the parties including all contracts or obligations between the two parties.

TRANSACTIONS WITH HEBRON


    Messrs. Telling, Freeny, Thompson and others formed Hebron in December 1995 to provide certain telecommunications services to the Company. Hebron's primary assets consisted of various equipment and leases for equipment utilized in telecommunications switching network services ("Switching Assets"), a 20-story, 195,000 square foot office tower in Oklahoma City, Oklahoma, where the Company's principal executive offices and some of its operations are located, and certain assets jointly-developed with the Company and used in connection with the Company's Internet operations ("Internet Assets").

    In 1995, the Company purchased equipment, which was then sold to Hebron in March 1996 for the Company's cost basis in such equipment. Also in 1995, the Company entered into a lease agreement with a third party to lease additional switching network equipment. In March 1996, the Company sublet this equipment to Hebron on identical terms as the Company's lease terms and ultimately assigned the lease to Hebron in July 1996, with the Company remaining a guarantor of all lease obligations. Additionally, the Company assigned a telecommunications services agreement to Hebron.

    During 1996, 1997, 1998 and for the month of January 1999 the Company incurred telecommunications services expense payable to Hebron of approximately $4,685,000, $13,529,000, $14,736,000 and $1,469,000, respectively and in the total amount of $34,419,000. In 1997, the Company believes that it could have obtained the services provided by Hebron on more favorable terms in an arm's length transaction with an unaffiliated third party. The Company's primary carrier lowered its rates in 1997. However, in 1998 the Company and Hebron adjusted the rates being charged so that the Company was paying Hebron generally what the Company would pay for similar services in an arm's length transaction with an unaffiliated third party. The Company believes that the amounts it paid to Hebron for telecommunication services in 1997 were approximately $1.0 million higher than what it could have obtained from its primary carrier.

    In December 1995, the Company advanced Hebron $170,000 to make the cash payment to purchase the office building owned by Hebron. This advance was interest free and repaid in March 1996. Beginning in 1996, the Company leased office space from Hebron. Since January 1998, the Company's principal executive offices and office space for some of its operations were being leased from Hebron. During 1997, 1998, 1999 and for the nine months ended September 30, 2000, the Company incurred rent expense payable to Hebron of approximately $110,000, $380,000, $583,000 and $411,000, respectively. The Company believes that the terms of the lease with Hebron were as favorable to the Company as could have been obtained in an arm's length transaction with an unaffiliated third party.

    In December 1996, Hebron began providing advance funding to the Company on billings transmitted by the Company to certain LECs. Certain shareholders of Hebron, including Judith Telling, Mr. Telling's wife, and Art Richardson and David Dalton, each directors of Hebron, loaned Hebron money at 18% per annum so that Hebron could make the loans to the Company. The Company assigned specific LEC tapes to an independent escrow agent designated by Hebron, who would forward the tapes to the applicable LEC and, upon confirmation of receipt of the tape, advance up to 75% of the net tape amount to the Company. When the escrow agent received payment from the LEC it would remit payment to the Company of any remaining amounts owed to the Company after deducting interest of 18% per annum on the advance amount and factoring fees charged by Hebron of 2% of the tape amount plus $0.02 per call record. In 1996, 1997 and 1998, the Company incurred expenses in connection with these advances of approximately $57,000, $908,000 and $720,000, respectively. At December 31, 1998, all amounts had been repaid. Based on the amount of interest and factoring fees charged on these loans to the Company by Hebron pursuant to this program, the effective costs of funds on such loans was approximately 58% per annum. Based upon financing rates subsequently received by the Company from third party lenders, the Company believes that it could have obtained. unaffiliated third party financing on significantly more favorable terms.

    In 1996 and 1997, Hebron paid Mr. Telling and his wife aggregate dividends of $31,500 and $70,500, respectively, with respect to the stock they owned in Hebron. Hebron also paid dividends of $23,625 to each of Mr. Freeny and Mr. Thompson in 1996 and dividends of $52,875 to each of Messrs. Freeny and Thompson in 1997.

    John Telling, a former director and executive of the Company, has been the President and Chief Executive Officer and a director of Hebron since its formation in December 1995 and is also a major shareholder of Hebron. In 1997, 1998 and 1999, Hebron paid Mr. Telling $112,308, $187,308 and $125,000, respectively, as salary and cash bonuses for his services to Hebron and in 1998 Mr. Telling received a bonus of Hebron stock valued at $225,000.

    Each of Messrs. Freeny and Thompson served as directors and officers of Hebron from its formation until November 1996 and are shareholders of Hebron and John Damoose, a former director of the Company, is a director of Hebron. Messrs. Telling, Freeny and Thompson received stock in Hebron for serving as directors of Hebron. As of December 31, 1999, Mr. Telling and his wife, collectively, and Messrs. Freeny and Thompson owned 8.80%, 5.87%, and 5.87%, respectively, of the outstanding stock of Hebron. Mr. Damoose does not own any stock in Hebron and receives no compensation for serving as a director of Hebron. In December 1998, Messrs. Freeny and Thompson each returned the 2,500 shares of Hebron stock they received for serving as directors of Hebron.

    Effective February 1, 1999, the Company began operating the Switching Assets and the Internet Assets and, in April 2000 acquired all of such assets (the "Hebron Acquisition"). At the closing of the Hebron Acquisition, the Company paid to Hebron the following: (i) as consideration for the Switching Assets, $567,073 in the form of a promissory note (the "Switch Note") and (ii) as consideration for the Internet Assets, $584,295 in the form of a promissory note ("Internet Note"). Also, the Company issued to Hebron a promissory note ("Payables Note") in the amount of $2,274,416 as consideration for amounts owed by the Company directly to Hebron for switching services prior to February 1, 1999. Also, in connection with the Hebron Acquisition, the Company assumed the following liabilities of Hebron: (a) all liabilities under contracts related to the Switching Assets and Internet Assets, (b) the costs of Hebron in excess of its revenues in winding up its business from February 1, 1999 until May 1, 2001 with such costs not to exceed $1,156,000, with any such payments to be credited against the outstanding principal balance of the Switch Note and Internet Note, and (c) all outstanding accounts payable of Hebron to unaffiliated third parties which result from the use by the Company of the Switching Assets which totaled $2,338,580. One of the contracts to be assumed by the Company is a six year contract between Hebron and IXC pursuant to which Hebron contracts for services guaranteeing IXC a minimum of $550,000 monthly revenue from such contract.

    All of the Company's obligations pursuant to the Switch Note, Internet Note and Payables Note are guaranteed by Mr. Freeny, with such guaranty being secured by a pledge of 50,000 shares of Common Stock owned by Mr. Freeny. At the closing of the Hebron Acquisition, each of Messrs. Freeny and Thompson and another individual delivered 20,000 shares of Hebron Stock owned by each of them to Hebron and in return Hebron transferred to each 2,000 shares of Amerivision Common Stock owned by Hebron.

    The Switch Note and the Internet Note both dated as of April 1, 2000 have identical terms which are as follows: interest accrues at 12.50% per annum for the first nine months after issuance and 16.25% per annum thereafter, accrued interest is paid monthly in arrears, principal is payable in six equal installments with the first payable due 13 months from issuance and continuing each month thereafter until paid in full 18 months from such issuance and all obligations under these notes is subordinated to the Coast Loan. The Payables Note was issued effective as of February 1, 1999 and its terms are identical to the Switch Note and the Internet Note except that the outstanding principal amount of the Payables Note was due and payable in one installment on August 31, 2000, which the Company has not paid due to certain bank covenant restrictions. Accordingly, the interest rate for the Payables Note has increased to 18.0% per annum. The balance of the Payables Note has been reduced to $1.5 million as of November 2000 from the original note amount of $2.3 million.


    Hebron has announced plans to liquidate. Hebron has informed the company that it intends to sell the office building in Oklahoma City in which the Company leases office space and to distribute the proceeds from the sale of Hebron's assets to Hebron's shareholders.

    Mr. Telling became a director of the Company in October 1998 and an officer in January 1999. See Item 6 above regarding Mr. Telling's agreement with the Company.

TRANSACTIONS WITH DIRECTORS

    Jay A. Sekulow, a director of the Company, is Chief Executive Officer, a director and 50% shareholder of Regency Productions, Inc. ("Regency") and, through Regency, hosts a daily nationally syndicated radio talk show and Mr. Sekulow advertises the long distance services of the Company during the show. Through July 2000, the Company paid Regency as much as $159,000 per month to fund a portion of the cost that Regency incurs in creating this show. This amount was reduced to $130,000 in August 2000, $50,000 in September 2000 and a total of $95,350 for October to December 2000. Payments starting in October 2000 are based on a sales formula but in any event will not exceed $50,000 per month. In 1997, 1998, 1999 and for the nine months ended September 30, 2000, these payments were $1,803,000, $1,918,000, $1,908,000 and $1,293,000, respectively.
The Company estimates that it has received over 150,000 customer subscriptions as a result of advertising during Mr. Sekulow's show.

    Regency also receives 10% of certain collected long distance revenues from the customers subscribed as a result of the advertising during the show, the same consideration paid to all unaffiliated non-profit organizations by the Company for their endorsement. Mr. Sekulow is also Chief Counsel of ACLJ and President and a director of CASE, each of which provides its membership list to the Company in return for receiving 10% of certain collected revenues from members of such organizations who become customers of the Company, the same arrangement that all other non-profit organizations have with the Company. For 1997, 1998, 1999 and for the nine months ended September 30, 2000, Regency, ACLJ and CASE collectively received aggregate payments from the Company as a result of these 10% payments (but not including amounts funded by the Company in respect of the radio show) of approximately $775,000, $1,060,000, $1,107,000 and $825,508, respectively. Additionally, these non-profit organizations receive an agent commission ranging between 2% and 5% of certain collected revenues, which for 1997 and 1998, were approximately $168,000, and $497,000, respectively. Effective January 1, 1999, the Company entered into Royalty Agreements with each of Regency and CASE, pursuant to which the Company agreed to pay (a) Regency $110,500 in 1999 and $102,000 in each of 2000 and 2001 and (b) CASE $386,500 in
1999 and $395,000 in each of 2000 and 2001, in each case as settlement for all past royalties and agency claims by Regency and CASE, elimination of any agent commissions due after 2001 and certain non-competition agreements of Regency and CASE, and also in partial settlement of issues arising from the CASE Loan described below. The terms of the royalty agreements are substantially the same as arrangements under which the Company phased out the compensation of certain of its sales agents.

    From August 1997 through November 1997, CASE loaned the Company an aggregate of $1,000,000 ("CASE Loan"). To obtain the CASE Loan, the Company made representations to CASE regarding the use of the CASE Loan proceeds and the effect of such uses on agent commission payments which would be made to CASE. The CASE Loan accrued interest at 10% and was due within two years. Although some principal payments were made, the Company did not have the financial ability to fully repay the CASE Loan within the two year time period. Furthermore, the Company had failed to fulfill representations the Company had made on agent commissions that could be obtained as a result of the CASE Loan. Nonetheless, CASE consented to Coast's requirement that CASE subordinate the CASE Loan to the Coast loan. In April 1999, the outstanding principal balance and all accrued interest thereon of the CASE Loan was converted into a new note payable to CASE in the principal amount of $850,000, of which $588,183 was the remaining principal balance and accrued interest on the CASE Loan and $261,817 was a new loan from CASE to the Company (the "CASE Note"). The CASE Note bears interest at 10% per annum which is payable monthly and the entire outstanding principal balance is payable in full in April 2004 which can be extended at CASE's option for an additional five years on the same terms and conditions. The CASE Note is subordinated to the Coast Loan and is convertible at any time into shares of Common Stock, at the option of CASE, at a per share price equal to the lower of (i) the fair market value of the Common Stock on January 1, 1998, as determined by an appraisal, or (ii) the lowest publicly traded price of the Common Stock three months following the establishment of a public trading market for the Common Stock. Prior to the fourth anniversary of the Note, the Company has the right to prepay the CASE Note at a 10% premium to its then appraised value (including conversion value) ("Prepayment Right"). In connection with the issuance of the CASE Note, the Company has issued CASE warrants to purchase 3,400 shares of Common Stock for $0.01 per share. The Company believes that the terms and conditions of the CASE Loan and CASE Note were at least as favorable as the Company could have obtained in an arm's length transaction with an unaffiliated third party.


    In June 1998, John Damoose, a director of the Company, loaned the Company $150,000. The loan accrued interest at 18% and $50,000 of the principal was repaid in May 1999. In May 1999, the outstanding principal balance and all accrued interest thereon of the Damoose Loan was converted into a new note payable to Mr. Damoose in the original principal amount of $100,000 ("Damoose Note"). The terms of the Damoose Note and the terms of the CASE Note are identical other than the amounts and the length of the extension. The Damoose Note matures in April 2001 and can be extended, at Mr. Damoose's option, for an additional three years on the same terms and conditions. In connection with the issuance of the Damoose Note, the Company has issued Mr. Damoose warrants to purchase 400 shares of Common Stock for $0.01 per share. The Company believes that the terms and conditions of the Damoose Loan and Damoose Note were at least as favorable as the Company could have obtained in an arm's length transaction with an unaffiliated third party.

    From 1997 until October 1998, Mr. Halliday, the President, Chief Executive Officer and a director of the Company, was a partner in the law firm of WRF and Mr. Halliday continues to serve as Of Counsel with WRF for matters which do not involve the Company. In 1997, 1998, 1999 and for the nine months ended September 30, 2000, the Company paid WRF $69,000, $741,000, $767,000 and $398,867, respectively, for legal fees and expenses. Mr. Halliday does not share in or otherwise benefit from the legal fees paid to WRF by the Company. WRF billed the Company its standard billing rates for work performed for the Company.

    In addition, Messrs. Halliday, Damoose and Sekulow received and are entitled to receive certain other payments from the Company more particularly described in Item 6 above.

OTHER MISCELLANEOUS TRANSACTIONS

    In 1997, the Company entered into 25-year sales representative agreements with 25 of its sales representatives, including, Tom Anderson, Mr. Thompson's son-in-law; Diana Riske, Mr. Telling's daughter; and Jeff Cato, Mr. Freeny's son-in-law. The agreements provide that the sales representatives will receive a commission of 3% of the net domestic billings of customers who subscribe to the Company's telecommunication services either directly or indirectly through any subscriber, business or organization procured as a result of the sales representatives contact with such subscriber, business or organization. In addition, the sales representatives will receive a commission of 1% of the net domestic billings of customers subscribed through any sales representative of the Company recruited by the sales representative. The sales representatives will receive substantially all of the payments under these agreements if they die or are terminated, with or without cause, during the term of the agreement. Another sales representative who also had a 25-year sales representative agreement, David Dalton, has received salary and commissions of $928,960, $757,255, and $667,585 for each of 1997, 1998 and 1999 under his agreement. For 1997, 1998, 1999 and 2000, Mr. Anderson, Ms. Riske and Mr. Cato received salary and commissions of approximately $232,000, $206,000, $150,000 and $73,800;
$99,000, $55,000, $93,000 and $85,133; and $94,000, $134,000, $133,000 and
$142,500, respectively. In April 1998, Mr. Anderson resigned as an employee of the Company and, pursuant to the terms of a separation agreement with Mr. Anderson, the Company will pay him 100% of all amounts under his agreement until the Company completes an initial public offering at which point he will receive 75% of such amounts for so long as the customer continues long distance service with the Company. In January 1999, all but 10 of the sales representatives who had 25-year sales representative agreements, including Mr. Dalton and Ms. Riske, entered into new agreements with terms no longer than six years. In July 1999, Mr. Cato voluntarily agreed to terminate his contract, and continues to work for the Company as a salaried employee. Of the remaining 9 sales representatives with 25-year agreements, the Company settled with 5 of them and will make payments that will conclude by September 2002, and terminated the agreements with the other four. With respect to these four former sales representatives, the Company is obligated to pay them commissions for twenty-five years from the date of their termination.

ITEM 8. LEGAL PROCEEDINGS

INVESTIGATION BY THE SECURITIES AND EXCHANGE COMMISSION

    In 1995, the Company determined that it may not have registered its securities with the Commission when it was obligated to do so under the federal securities laws and that, consequently, it may have engaged in the sale or delivery of unregistered securities in violation of the federal securities laws. In July 1996, the Company voluntarily reported this information to the Commission, which then instituted an investigation into whether the (a) Company;
(b) Tracy L. Freeny, the Company's Chairman of the Board and, at that time, the Company's President; and (c) Carl D. Thompson, at that time, the Company's Senior Vice President had violated any of the federal securities laws. In 1997, the Commission requested documents relating to Hebron's sale and delivery of securities. The Company, Freeny, Thompson, and Hebron cooperated with the Commission during this investigation. Mr. Freeny and Mr. Thompson voluntarily gave sworn statements to the Commission in 1997. Hebron also voluntarily provided documents to the Commission when requested to do so.

    On September 24, 1997, the Commission's staff attorney who was conducting the investigation informed the Company that she intended to recommend to the Commission that it institute cease-and-desist proceedings against the Company based upon the staff's belief that the Company violated Sections 5(a) and 5(c) of the Securities Act of 1933, as amended ("Securities Act"), and Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 12g-1 promulgated under the Exchange Act ("Rule 12g-1"). Also on September 24, 1997, the Commission's staff attorney informed Messrs. Freeny and Thompson, and Hebron that she intended to recommend that the Commission institute cease-and-desist proceedings against them. On July 15, 1998, the Company and Messrs. Freeny and Thompson each executed an offer of settlement (the "Offers") that were contingent upon the Commission accepting the staff attorney's recommendation. In the Offers, the Company and Messrs. Freeny and Thompson consented to the entry of a cease-and-desist order which provided that they would cease and desist from committing or causing any violations or future violations of Sections 5(a) and 5(c) of the Securities Act and Section 12(g) of the Exchange Act and Rule 12g-1. Additionally, in the Offers, Hebron consented to the entry of a cease-and-desist order which provided that it would cease and desist from committing or causing any violations or future violations of Sections 5(a) and 5(c) of the Securities Act.

    On July 23, 1998, the Commission approved the Commission's staff attorney's recommendation and accepted the Offers. On July 30, 1998, the Commission issued a cease-and-desist order which stated that (a) the Company, Messrs. Freeny and Thompson, and Hebron had violated Sections 5(a) and 5(c) of the Securities Act;
(b) the Company had violated Section 12(g) of the Exchange Act and Rule 12g-1; and (c) Messrs. Freeny and Thompson had caused the violation of Section 12(g) of the Exchange Act and Rule 12g-1. The Commission ordered the Company, Messrs. Freeny and Thompson, and Hebron to cease and desist from committing or causing any violations and any future violations of Sections 5(a) and 5(c) of the Securities Act and the Company and Messrs. Freeny and Thompson to cease and desist from committing or causing any violations or future violations of Section 12(g) of the Exchange Act and Rule 12g-1.

INVESTIGATIONS BY STATE SECURITIES COMMISSIONS


    In December 1994, the Washington Department of Financial Institutions - Securities Division ("WDS") notified the Company that it was aware that the Company may have offered unregistered securities to residents of the State of Washington and instructed the Company to cease and desist such offers and to provide information with respect to any sales of such securities. In April 1997, the WDS told the Company that it was trying to close its file on the Company and attempted to serve a subpoena on the Company that sought various documents relating to the Company's shareholders in Washington state. The Company voluntarily produced documents in response to the improperly served subpoena in May 1997. The WDS has not corresponded with the Company since May 1997.

    In February 1996, the Oklahoma Department of Securities ("ODS") made an inquiry to the Company with regard to the basis upon which the Company and Hebron had offered and sold securities and effected issuances of short-term notes under an advance payment loan program, without registration under the Oklahoma Securities Act. The Company responded to such inquiry in February 1996 advising the ODS that neither the Company nor its Oklahoma counsel believed that the short-term notes issued under the advance payment loan program constituted securities, and claiming that the Common Stock was exempt from registration under Section 401(b)(9)(B) of the Oklahoma Securities Act. Hebron responded to the ODS inquiry under separate cover in February 1996. In its response, Hebron stated that it had not engaged in an advance payment loan program, that it had authorized a private offering and sale under Section 4(6) of the Securities, Rule 505 of Regulation D promulgated under the Securities Act and, as applicable, state Uniform Limited Offering Exemptions. Neither the Company nor Hebron have had any further contact with the ODS regarding this matter since their responses.

LIABILITIES FOR BREACH OF SECURITIES LAW


    Substantially all of the Company's sales of Common Stock and certain notes, other than sales to officers and directors of the Company, failed to comply with Sections 5 (a) and (c) of the Securities Act, registration requirements of certain states' securities laws and, possibly, Section 10 (b) of the Exchange Act and Rule 10 b-5 promulgated under the Exchange Act and any similar anti-fraud provisions under state securities laws. The Company and two of its officers, after voluntarily presenting these facts to the Commission in August 1996, consented in July 1998 to the entry of a cease and desist order from the Commission concerning violations of the federal securities laws.

    The federal securities laws provide legal causes of action against the Company by persons buying the securities from the Company including action to rescind the sales. With respect to the offerings described above, the statutes of limitations relating to such actions appear to have expired for sales made by the Company more than three years ago. The Company made all of these sales more than three years ago.

    While certain suits under the federal acts may be barred, similar laws in many of the states provide similar rights. The Company sold stock to persons in over forty states, and those states typically provide that a purchaser of securities in a transaction that fails to comply with the state's securities laws can rescind the purchase, receiving from the issuing company the purchase price paid plus an interest factor, frequently 10% per annum from the date of sales of such securities, less any amounts paid to such security holder. While the statutes of limitations for many of these rights appear to have expired, some have not. Accordingly, the Company has a contingent liability under state securities laws for those sales of approximately $330,000 at September 30, 2000.

    Additionally, the Company may be liable for rescission or other remedies under states securities laws to the purchasers of the Hebron common stock because of the relationships of the two companies, creating an additional contingent liability to the Company. While the Company may have liability for rescission of the sales of the Hebron securities, the holders of Hebron securities will not have any damages under the rescission rights if Hebron successfully completes its currently proposed liquidation. If the liquidation is completed as currently proposed, and the Company pays the notes it owes Hebron in full, the Company anticipates that the Hebron shareholders would receive assets in the liquidation with a value greater than the value of their rescission rights. The statutes of limitations for these rights under state securities laws also appear to have expired.

    If purchasers of securities of either the Company or Hebron are successful in asserting any of the above-described claims, it could have a material adverse effect on the Company.

POTENTIAL ACTIONS AGAINST CHAIRMAN AND OTHER LEGAL PROCEEDINGS

    As discussed in Item 6 above, the Investigative Committee is conducting an inquiry into whether the Company had a cause of action against Mr. Freeny, arising out of transactions engaged in by Mr. Freeny. In September 2000, the Investigative Committee retained the Washington, D.C. law firm Wilmer, Cutler & Pickering to assist the Investigative Committee in its inquiry. The Investigative Committee and its attorneys have conducted a review of a variety of transactions. The Investigative Committee has advised Mr. Freeny that it believes the Company has causes of action against Mr. Freeny.

    On or about March 9, 2001, Mr. Jerry Parry, a shareholder of the Company, filed a shareholder derivative action on behalf of the Company in the District Court of Oklahoma County, Oklahoma against Messrs. Tracy Freeny, Jay Sekulow, John Telling and Carl Thompson. The Company was not named as a defendant in the suit. After taking a deposition of Mr. Sekulow and reviewing other relevant information provided by the Company, Mr. Parry moved the court to dismiss Mr. Sekulow as a defendant and the court entered an order dismissing Mr. Sekulow on March 27, 2001.

    Subject to court approval, which the Company intends to seek in the next two weeks, the Company and Mr. Parry have agreed to convert Mr. Parry's shareholder derivative suit on behalf of the Company into a suit which the Company will control. The suit raises, among others, issues which have already been the subject of examination by the Investigative Committee.

    The Company will consider what further steps to take regarding this suit and regarding all other issues examined by the Investigative Committee. The Company has incurred and will continue to incur legal fees and expenses in connection with this matter.


ITEM 9. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

    There is no established public trading market for the shares of Common Stock and the Company currently does not intend to seek inclusion of the shares of Common Stock in any established public trading market. At September 30, 2000, there were 838,927 outstanding shares of Common Stock owned by approximately 1,200 holders of record. All of the outstanding shares of Common Stock can be sold pursuant to Rule 144 of the Securities Act without limitations except for 251,280 shares of Common Stock held by affiliates of the Company. All but 13,647 shares of the shares held by affiliates may be sold subject to the limitations provided for in Rule 144. As of September 30, 2000, the Company had issued (i) options to purchase an aggregate of 36,346 shares of Common Stock to certain of its officers and directors, (ii) warrants to purchase an aggregate of 3,800 shares of Common Stock to certain creditors of the Company and (iii) convertible notes in the aggregate principal amount of $385,800 ("Convertible Notes"). The Convertible Notes generally have no specified maturity date and are convertible into Common Stock at the option of the Company. The Convertible Notes contain varying terms with respect to conversion price. Some of the Convertible Notes contain specific conversion prices while others do not set forth a conversion price. With respect to the Convertible Notes, which do not contain specific conversion prices, the Company has assumed between $135 and $150 per share conversion prices. Based on the foregoing assumptions, the Company estimates that the outstanding Convertible Notes are convertible into 2,765 shares of Common Stock. Additionally, if the Company employs Mr. Halliday on May 24, 2002, the Company is required to issue him options to purchase shares of Common Stock equal to 2% of the fully diluted outstanding Common Stock on such date. The Company has not granted any registration rights to any holder of its Common Stock or any person who has the right to acquire Common Stock.

    During 1996 and 1997, the Company declared distributions on its shares of Common Stock of $8,137,721 and $6,193,684, respectively, all of which were paid when declared or have been subsequently paid except for $3,200,000 which was accrued and is allegedly payable as of September 30, 2000 to Mr. Freeny. The Company has not declared any distributions or other cash dividends on its shares of Common Stock since December 31, 1997. The Company does not anticipate paying any other cash dividends in the foreseeable future and anticipates that future earnings will be retained to finance operations. Furthermore, the terms of the Coast Loan limit the payment of any distributions or other dividends to its shareholders.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

    In May 1999, the Company issued 9,099 shares of Common Stock to Mr. Telling, a former director of the Company, pursuant to the Resignation Agreement. The shares were issued as consideration for past services by Mr. Telling to the Company and the Company did not receive any cash proceeds in connection with such issuances. Exemption from registration for such issuance was claimed under
Section 4(2) of the Securities Act regarding transactions not involving any public offering. No commissions were paid by any person in connection with such issuance.

    In July 2000, the Company issued 4,549 shares of Common Stock to each of Messrs. Halliday, Demoose and Sekulow pursuant to the terms of the Halliday Employment Agreement and the Stock Agreements. The shares were issued for past and future services and the Company did not receive any cash proceeds in connection with such issuances. Exemption from registration for all of such issuances was claimed under Section 4(2) of the Securities Act regarding transactions not involving any public offering. No commissions were paid by any person in connection with such issuances.

ITEM 11. DESCRIPTION OF COMPANY'S SECURITIES TO BE REGISTERED

GENERAL

    The Company has authorized capital stock consisting of 1,000,000 shares of Common Stock, $0.10 par value. As of September 30, 2000, there were 838,927 outstanding shares of Common Stock owned by approximately 1,200 holders of record. All holders of Common Stock have full voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Votes are not cumulated in the election of directors. Shareholders have no preemptive or subscription rights. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and are entitled, upon liquidation to share ratably in all assets remaining after payment of liabilities. The Company is the transfer agent and registrar for the Common Stock, but reserves the right to retain a third party to perform such services.

REDEMPTION RIGHTS


     While the Company's Certificate of Incorporation authorizes the Company only to issue a single class of Common Stock, the Company has from time to time entered into various contracts with certain of its shareholders pursuant to which the Company agreed, upon request of such shareholders, to redeem the shares of Common Stock owned by such shareholder. The Company entered into these agreements with a majority of its shareholders who paid cash to the Company for their stock, a total of 236,430 shares, 28% of the stock outstanding. The Company also entered agreements as to certain shares sold by Messrs. Freeny and Thompson. See Item 7. "Transactions with Messrs. Freeny and Thompson."


    The Company has entered into four variations of redemption agreements, which it classifies as Type A, Type B, Type C and Type D. Generally, each redemption agreement provides that the shares of Common Stock shall be repurchased for an amount that gives the shareholder a specified rate of return based on the length of time the shareholder owned such shares. Type A agreements were issued primarily between October 1992 and December 1992 and Type B agreements were issued primarily between January 1993 and May 1995. Both the Type A and Type B agreements provide that shareholders owning their shares of Common Stock between 6 months and one year receive a 12% annual return; between one year and 18 months receive a 15% annual return; and between 18 months and two years receive an 18% annual return. All of the Type A and Type B agreements are no longer exercisable pursuant to their terms.


     Type C agreements were issued primarily between July 1992 and September 1992 and have terms identical to the Type A and Type B agreements except that these agreements remain exercisable without limitation and the Company agreed to redeem the shares of Common Stock owned for more than two years for the highest price shares of Common Stock have been sold to an investor. Type D Agreements have no expiration and were issued from May 1995 until the Company discontinued issuing redemption agreements altogether in February 1996. Type D agreements provide that shareholders owning their shares of Common Stock less than one year receive a 10% annual return; between one year and 18 months receive a 15% annual return; between 18 months and three years receive an 18% annual return; and over three years an amount based on the estimated market price for the shares of Common Stock, as determined by management. The Company has for financial accounting purposes segregated its Common Stock into two distinct groups, redeemable and non-redeemable. Of the 838,927 shares of Common Stock outstanding at September 30, 2000, 15,537 shares are characterized as redeemable and are held of record by approximately 150 shareholders and 809,741 shares are characterized as non-redeemable and are held of record of by approximately 1,050 shareholders. At September 30, 2000, of the 15,537 shares of Common Stock that were classified as redeemable, 0 shares, 0 shares, 1,577 shares and 13,960 shares were subject to Type A, Type B, Type C and Type D agreements, respectively. Irrespective of the existence of these redemption obligations, availability of funds, restrictions in financing agreements and corporate law considerations may affect or restrict the ability of the Company to make redemption.


ANTI-TAKEOVER STATUTES

    Section 1090.3 of the Oklahoma General Corporation Act ("OGCA") contains provisions prohibiting a broad range of business combinations, such as a merger or consolidation, between an Oklahoma corporation with a class of voting stock that is listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system or held of record by 1,000 or more shareholders, and an "interested shareholder" (which is defined as any owner of 15% or more of the corporation's stock) for three years after the date on which such shareholder became an interested shareholder, unless, among other things, the stock acquisition which caused the person to become an interested shareholder was approved in advance by the corporation's board of directors. Because the Company has more than 1,000 shareholders, it is subject to this Section 1090.3.

    Sections 1145 through 1155 of the OGCA also contain provisions regulating a "control share acquisition" which effectively deny voting rights to shares of an Oklahoma corporation acquired in control share acquisitions unless a resolution granting such voting rights is approved at a meeting of shareholders by affirmative majority of all voting power, excluding all interested shares. A control share acquisition is one in which a purchasing shareholder acquires more than one-fifth, one-third, or a majority, under various circumstances, of the voting power of the stock of an "issuing public corporation." An "issuing public corporation" is an Oklahoma corporation that has (i) any class of securities registered pursuant to Section 12 or subject to Section 15(d) of the Exchange Act; (ii) 1,000 or more shareholders; and (iii) either (a) more than 10% of its shareholders are Oklahoma residents; (b) more than 10% of its shares owned by Oklahoma residents; or (c) at least 10,000 shareholders are Oklahoma residents. Upon filing of this Form 10, the Company will meet the statutory definition of an "issuing public corporation" and will be subject to the control share acquisition provisions of the OGCA.

RIGHT OF FIRST REFUSAL

    The Bylaws of the Company provide that any shareholder desiring to transfer its shares of Common Stock ("Selling Shareholder") must first comply with a right of first refusal in favor of Tracy Freeny, Aubrey Price, Carl Thompson and any other shareholder owning 11,000 or more shares of Common Stock (a "Major Shareholder") and, if the Major Shareholders decline such right, the Company. A Selling Shareholder must give written notice to the Company of its intention to sell and the Company will forward notice of the same to each Major Shareholder. A Major Shareholder has 15 days from mailing of notice by the Company to express its intention to purchase the shares being sold. If none or less then all of the shares are purchased by the Major Shareholders and the Company, the Selling Shareholder shall thereafter be entitled to sell all shares not purchased.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 1031 of the OGCA empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to actions or suits by or in the right of the corporation, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit. Further, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Additionally, a corporation is required to indemnify its directors and officers against expenses to the extent that such directors or officers have been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein.

    An indemnification can be made by the corporation only upon a determination made in the manner prescribed by the statute that indemnification is proper in the circumstances because the party seeking indemnification has met the applicable standard of conduct as set forth in the OGCA. The indemnification provided by the OGCA shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. A corporation also has the power to purchase and maintain insurance on behalf of any person covering any liability incurred by such person in his capacity as a director, officer, employee or agent of the corporation, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability. The indemnification provided by the OGCA shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

    The Company's Bylaws provide that the Company shall indemnify its officers, directors, employees and agents to the extent permitted by the OGCA.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

    The financial statements and supplementary data are set forth following the signature page hereof beginning on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial Statements

    The Financial Statements listed below are filed as part of this Registration Statement on Form 10 following the signature page hereof beginning on page F-1.


                  Index to Consolidated Financial Statement
                  Independent Auditors' Report
                  Consolidated Balance Sheets as of December 31, 1998
                       and 1999 and September 30, 2000
                  Consolidated Statements of Operations for the Years
                       Ended December 31, 1997, 1998 and 1999
                       and the nine months ended September 30,
                       1999 and 2000
                  Consolidated Statements of Stockholders'
                       Deficiency for the Years Ended December
                       31, 1997, 1998 and 1999 and the nine
                       months ended September 30, 1999 and 2000
                  Consolidated Statements of Cash Flows for
                       the Years Ended December 31, 1997, 1998
                       and 1999 and the nine months ended
                       September 30, 1999 and 2000

                   Notes to Consolidated Financial Statements

     (b) Exhibits


          3.1         -  Certificate of Incorporation of the Company
          3.2         -  Bylaws of the Company
          3.3         -  Secretary certificate regarding amended and restated bylaws
          4.1         -  Form of certificate representing shares of the Company's common stock
          4.2         -  Form of Type A Redemption Agreement
          4.3         -  Form of Type B Redemption Agreement
          4.4         -  Form of Type C Redemption Agreement
          4.5         -  Form of Type D Redemption Agreement
          4.6         -  Form of Convertible Note
          4.7         -  Promissory Note dated April 20, 1999, payable by the Company to
                         C.A.S.E., Inc.
          4.8         -  Promissory Note dated April 20, 1999, payable by the Company to John
                         Damoose
          10.1        -  Agreement, dated as of April 13, 1998, between the Company and Carl
                         Thompson
          10.2        -  First Amendment to April 13, 1998 Agreement between Amerivision
                         Communications, Inc. and Carl Thompson, dated as of December 31,
                         1998, among the Company, Carl Thompson and Willeta Thompson
          10.3        -  Amended and Restated Employment Agreement, dated as of May 24, 1999 between the Company and Stephen D. Halliday
          10.4        -  Amended and Restated Stock Agreement, dated as of May 24, 1999, among the Company, Jay A. Sekulow and Tracy Freeny
          10.5        -  Amended and Restated Stock Agreement, dated as of May 24, 1999, among the Company, John Damoose and Tracy Freeny
          10.6        -  Employment Agreement, dated as of May 24, 1999, between the
                         Company and John E. Telling
          10.7        -  Employment Agreement dated as of May 24, 1999 between the
                         Company and Tracy Freeny
          10.8        -  Reaffirmation of Commitments made in Employment Agreement of
                         Stephen D. Halliday dated as of June 30, 1999
          10.9        -  Reaffirmation of Commitments made in Stock Agreement of Jay A.
                         Sekulow dated as of June 30, 1999
          10.10       -  Agreement effective January 1, 1999, between the Company and
                         VisionQuest
          10.11       -  Telemarketing Services Agreement, effective as of January 1, 1999
                         Between the Company and VisionQuest
          10.12       -  Clarification to Agreement, effective as of June 9, 1999, by and
                         Between the Company and VisionQuest
          10.13       -  Asset Purchase Agreement, dated as of April 30, 1999, among Hebron, the Company, Tracy Freeny, Carl Thompson and S. T. Patrick.
          10.14       -  Lease/License Agreement, dated as of April 30, 1999 between Hebron and the Company.
          10.15       -  Form of Promissory Note payable by the Company to Hebron (form to be used with respect to Switch Note and Internet Note)
          10.16       -  Promissory Note dated February 1, 1999, in the original principal amount of $2,274,416 payable by the Company to Hebron
          10.17       -  Capital Stock Escrow and Disposition Agreement dated April 30,
                         1999 among Tracy C. Freeny, Hebron and Bush Ross Gardner Warren
                         & Rudy, P.A.
          10.18       -  Loan and Security Agreement dated as of February 4, 1999 between
          10.18.1     -  Amendment Number One to Loan and Security Agreement dated as of
                         October 12, 1999 between the Company and Coast Business Credit
          10.18.2     -  Amendment Number Two to Loan and Security Agreement dated as of May
                         10, 2000 between the Company and Coast Business Credit
          10.19**     -  Telecommunications Services Agreement dated April 20, 1999 by and between the Company and WorldCom Network Services, Inc.
         +10.20**     -  Program Enrollment Terms dated April 20, 1999 between the Company and WorldCom Network Services, Inc.
          10.21       -  Security Agreement dated April 20, 1999 by and between the Company and WorldCom Network Services, Inc.
          10.22       -  Letter Agreement dated July 14, 1999 between the Company and Tracy
                         C. Freeny
          10.23       -  Employment Agreement dated December 31, 1998, between the Company and Kerry Smith
          10.24       -  Letter Agreement dated as of December 31, 1999 between the Company and John Telling
          10.25       -  Royalty Agreement dated as of January 1, 1999 between the Company and Regency Productions, Inc.
          10.26       -  Royalty Agreement effective as of January 1, 1999 between the
                         Company and Christian Advocates Serving Evangelism, Inc.
          10.27       -  Stock Incentive Plan
          21.1        -  List of subsidiaries of the Company
         +23.1        -  Consent of Cole & Reed, P.C.
          27.1        -  Financial Data Schedule
          27.2        -  Financial Data Schedule



 +     Filed herewith.


** Information from this agreement has been omitted because the Company has requested confidential treatment. The information has been filed separately with the Securities and Exchange Commission.

                                    SIGNATURE

    Pursuant to the requirements of the Section 12 of Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AMERIVISION, INC.



Date: June 5, 2001                         By: /s/ Stephen D. Halliday
                                              --------------------------
                                           Stephen D. Halliday
                                           President and Chief Executive Officer

Audited Consolidated Financial Statements

AMERIVISION COMMUNICATIONS, INC.

As of December 31, 1998 and 1999, and for the Years Ended December 31, 1997,
  1998 and 1999



Independent Auditors' Report................................................ F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-5
Consolidated Statements of Stockholders' Deficiency......................... F-6
Consolidated Statements of Cash Flows....................................... F-7
Notes to Consolidated Financial Statements.................................. F-9

                          INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders
AmeriVision Communications, Inc.
Oklahoma City, Oklahoma


We have audited the accompanying consolidated balance sheets of AmeriVision Communications, Inc. as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmeriVision Communications, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

As more fully discussed in Note O to the Financial Statements, subsequent to the issuance of the Company's 1999 financial statements and our report thereon dated March 31, 2000, the Company's management and Board of Directors determined that the original employment and stock agreements entered into with certain of its officers and directors had not been considered. In addition, the Company did not properly account for certain shares of its common stock, for which redemption was outside of its control. In our original report we expressed an unqualified opinion on the 1999 financial statements and our opinion on the revised statements, as expressed herein, remains unqualified.




                                                  Cole & Reed, P.C.



Oklahoma City, Oklahoma
March 31, 2000, except for Notes N and O, for which the effective date is December 6, 2000

CONSOLIDATED BALANCE SHEETS (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


                                                                              December 31           September 30
                                                                          1998           1999           2000
                                                                       ----------     ----------    ------------
                                                                       (Restated)     (Restated)     (Unaudited)
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                          $      635     $      991     $      564
    Accounts receivable, net of allowance for uncollectible
       accounts of $393 and $500 at December 31, 1998 and 1999,
       and $428 at September 30, 2000                                      16,058         16,743         14,298
    Receivables from related parties                                          152             --             --
    Investment in and note receivable from affiliate                          578             --             --
    Prepaid expenses and other current assets                                 231            428            775
                                                                       ----------     ----------     ----------
                                            TOTAL CURRENT ASSETS           17,654         18,162         15,637



OTHER ASSETS
    Property and equipment, net                                             1,118          5,775          6,183
    Net deferred income tax benefits                                        5,577          3,600          3,223
    Covenants not to compete                                                  546          3,200          2,217
    Asset held for disposal                                                   500             --             --
    Other assets                                                              179            357            587
                                                                       ----------     ----------     ----------
                                                                            7,920         12,932         12,210
                                                                       ----------     ----------     ----------

                                                    TOTAL ASSETS       $   25,574     $   31,094     $   27,847
                                                                       ==========     ==========     ==========



The accompanying notes are an integral part of these consolidated financial statements.

AMERIVISION COMMUNICATIONS, INC.

                                                                                            December 31             September 30
                                                                                        1998            1999            2000
                                                                                     ----------      ----------     ------------
                                                                                     (Restated)      (Restated)      (Unaudited)
LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
    Revolving line of credit                                                         $       --      $   20,880      $   21,333
    Accounts payable and accrued expenses                                                21,532          14,029          12,336
    Accounts payable to related parties                                                   3,232              --              --
    Borrowings under accounts receivable based credit facilities                          7,964              --              --
    Accrued interest payable                                                                292               5              13
    Short-term notes payable to individuals                                               5,268             553             399
    Loans and notes payable to related parties, current portion                             686           2,657           2,331
    Current portion of other notes payable and capital lease obligations                  2,315           2,300           3,465
                                                                                     ----------      ----------      ----------
                                                      TOTAL CURRENT LIABILITIES          41,289          40,424          39,877


LONG-TERM DEBT TO RELATED PARTIES, net of current portion                                 4,218           5,425           4,922

ACCRUED DISTRIBUTIONS TO RELATED PARTY                                                    3,225           3,201           3,201

LONG-TERM DEBT, net of current portion                                                    1,046           3,694             950

REDEEMABLE COMMON STOCK, carried at redemption value                                      1,755           1,639           1,597
    Shares outstanding at December 31, 1998: 15,737
    Shares outstanding at December 31, 1999: 15,537

COMMON STOCK SUBJECT TO RESCISSION                                                        1,685             469             331

STOCKHOLDERS' DEFICIENCY
    Common Stock--par value $0.10 per share,                                                 82              82              82
    authorized 1,000,000 shares
      total issued and outstanding:
         December 31, 1998: 839,127
         December 31, 1999: 838,927
      net of redeemable shares:
         December 31, 1998: 823,390
         December 31, 1999: 823,390
    Additional paid-in capital                                                            8,816          10,228          10,304
    Unearned compensation                                                                  (465)           (317)           (144)
    Retained earnings (deficit)                                                         (36,077)        (33,751)        (33,273)
                                                                                     ----------      ----------      ----------

                                                 TOTAL STOCKHOLDERS' DEFICIENCY         (27,644)        (23,758)        (23,031)
                                                                                     ----------      ----------      ----------

                                 TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY      $   25,574      $   31,094      $   27,847
                                                                                     ==========      ==========      ==========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in thousands, except share and per share amounts)

AMERIVISION COMMUNICATIONS, INC.


                                                                                                               Nine Months Ended
                                                                            Years Ended December 31              September 30
                                                                        1997         1998         1999         1999         2000
                                                                      ---------    ---------    ---------    ---------    ---------
                                                                                   (Restated)   (Restated)        (Unaudited)

NET SALES                                                             $ 113,351    $ 124,232    $ 114,661    $  86,551    $  76,136

OPERATING EXPENSES
    Cost of telecommunication services                                   44,711       48,787       53,050       39,502       33,665
    Cost of telecommunication services provided by related parties       13,529       14,736        1,469        1,469           --
    Selling, general and administrative expenses                         44,530       49,523       47,645       33,833       35,035
    Selling, general and administrative expenses to related parties       5,893        6,805           --           --           --
    Depreciation and amortization                                           683        2,102        2,899        2,217        2,901
                                                                      ---------    ---------    ---------    ---------    ---------
                                            TOTAL OPERATING EXPENSES    109,346      121,953      105,063       77,021       71,601
                                                                      ---------    ---------    ---------    ---------    ---------

                                              INCOME FROM OPERATIONS      4,005        2,279        9,598        9,530        4,535

OTHER INCOME (EXPENSE)
    Interest expense and other finance charges                           (3,245)      (4,993)      (4,873)      (3,515)      (3,315)
    Interest expense and other finance charges to related parties          (924)        (974)        (698)        (524)        (597)
    (Loss) recovery on loans and other receivables                           --         (552)         182          182           --
    Net gain (loss) on long-lived assets                                     --         (215)        (103)          22           --
    Equity in income (losses) of affiliates                                 (99)          41           --           --           --
    Other income                                                             14           59           95           45           90
                                                                      ---------    ---------    ---------    ---------    ---------
                                                                         (4,254)      (6,634)      (5,397)      (3,790)      (3,822)
                                                                      ---------    ---------    ---------    ---------    ---------

                   INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)       (249)      (4,355)       4,201        5,740          713

INCOME TAX EXPENSE (BENEFIT)                                                 92         (700)       1,977        2,684          332
                                                                      ---------    ---------    ---------    ---------    ---------

                                     INCOME (LOSS) BEFORE
                                     CUMULATIVE EFFECT OF
                                     ACCOUNTING CHANGE                     (341)      (3,655)       2,224        3,056          381

                                     CUMULATIVE EFFECT OF
                                     ACCOUNTING CHANGE,
                                     NET OF TAX EFFECT                       --           --           --           --           55
                                                                      ---------    ---------    ---------    ---------    ---------
                                     NET INCOME (LOSS)                $    (341)   $  (3,655)   $   2,224    $   3,056    $     436
                                                                      =========    =========    =========    =========    =========

BASIC EARNINGS (LOSS) PER SHARE
    Income (loss) before cumulative effect of
      accounting change                                               $   (1.01)   $   (4.32)   $    2.83    $    3.76    $    0.51
    Cumulative effect of accounting change                                   --           --           --           --         0.07
                                                                      ---------    ---------    ---------    ---------    ---------
          Net income (loss)                                           $   (1.01)   $   (4.32)   $    2.83    $    3.76    $    0.58
                                                                      =========    =========    =========    =========    =========

DILUTED EARNINGS (LOSS) PER SHARE
    Income (loss) before cumulative effect of
      accounting change                                               $   (1.01)   $   (4.43)   $    2.35    $    3.23    $    0.40
    Cumulative effect of accounting change                                   --           --           --           --         0.06
                                                                      ---------    ---------    ---------    ---------    ---------
          Net income (loss)                                           $   (1.01)   $   (4.43)   $    2.35    $    3.23    $    0.46
                                                                      =========    =========    =========    =========    =========

Weighted average number of shares outstanding

    Basic earnings (loss) per share                                     799,398      804,045      823,390      823,390      823,390
                                                                      =========    =========    =========    =========    =========

    Diluted earnings (loss) per share                                   799,398      825,004      947,531      946,268      959,354
                                                                      =========    =========    =========    =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


                                                                                          Nonredeemable Common Stock
                                                                                          --------------------------   Additional
                                                                                            Number of                   Paid-in
                                                                                              Shares        Amount      Capital
                                                                                            ---------      --------    ----------

BALANCE AT JANUARY 1, 1997 (Restated)                                                         789,926      $     79     $  3,121

    Acquisition and cancellation of nonredeemable common stock                                   (100)           --           (5)
    Expiration of redemption obligations applicable to redeemable common stock                 10,617             1          686
    Expiration of potential rescission claims on nonredeemable common stock                        --            --        2,892
    Accretion of redemption value of redeemable common stock                                       --            --           --
    Distributions to nonredeemable stockholders ($7.54 per share)                                  --            --           --
    Net loss                                                                                       --            --           --
                                                                                             --------      --------     --------

BALANCE AT DECEMBER 31, 1997 (Restated)                                                       800,443            80        6,694

    Expiration of redemption obligations applicable to redeemable common stock                    199            --           19
    Expiration of potential rescission claims on nonredeemable common stock                        --            --        1,530
    Decrease in redemption value of redeemable common stock                                        --            --           --
    Shares reserved for restricted stock awards to Company officer and directors               22,748             2          545
    Vesting of restricted stock awards and stock options                                           --            --           28
    Net loss                                                                                       --            --           --
                                                                                             --------      --------     --------

BALANCE AT DECEMBER 31, 1998 (Restated)                                                       823,390            82        8,816

    Decrease in redemption value of redeemable common stock                                        --            --           --
    Expiration of potential rescission claims on nonredeemable common stock                        --            --        1,216
    Shares reserved for detachable stock warrants issued with convertible notes                    --            --          158
    Vesting of restricted stock awards and stock options                                           --            --           38
    Net income                                                                                     --            --           --
                                                                                             --------      --------     --------

BALANCE AT DECEMBER 31, 1999 (Restated)                                                       823,390      $     82     $ 10,228

    Decrease in redemption value of redeemable common stock (unaudited)                            --            --           --
    Expiration of potential rescission claims on nonredeemable common stock (unaudited)            --            --          138
    Vesting of restricted stock awards and stock options (unaudited)                               --            --          (62)
    Net income (unaudited)                                                                         --            --           --
                                                                                             --------      --------     --------

BALANCE AT SEPTEMBER 30, 2000 (unaudited)                                                     823,390      $     82     $ 10,304
                                                                                             ========      ========     ========


                                                                                                           Retained
                                                                                            Unearned       Earnings
                                                                                          Compensation     (Deficit)      Total
                                                                                          ------------     --------      --------

BALANCE AT JANUARY 1, 1997 (Restated)                                                        $     --      $(26,134)     $(22,934)

    Acquisition and cancellation of nonredeemable common stock                                     --           (10)          (15)
    Expiration of redemption obligations applicable to redeemable common stock                     --            --           687
    Expiration of potential rescission claims on nonredeemable common stock                        --            --         2,892
    Accretion of redemption value of redeemable common stock                                       --          (470)         (470)
    Distributions to nonredeemable stockholders ($7.54 per share)                                  --        (5,646)       (5,646)
    Net loss                                                                                       --          (341)         (341)
                                                                                             --------      --------      --------

BALANCE AT DECEMBER 31, 1997 (Restated)                                                            --       (32,601)      (25,827)

    Expiration of redemption obligations applicable to redeemable common stock                     --            --            19
    Expiration of potential rescission claims on nonredeemable common stock                        --            --         1,530
    Decrease in redemption value of redeemable common stock                                        --           179           179
    Shares reserved for restricted stock awards to Company officer and directors                 (547)           --            --
    Vesting of restricted stock awards and stock options                                           82            --           110
    Net loss                                                                                       --        (3,655)       (3,655)
                                                                                             --------      --------      --------

BALANCE AT DECEMBER 31, 1998 (Restated)                                                          (465)      (36,077)      (27,644)

    Decrease in redemption value of redeemable common stock                                        --           102           102
    Expiration of potential rescission claims on nonredeemable common stock                        --            --         1,216
    Shares reserved for detachable stock warrants issued with convertible notes                    --            --           158
    Vesting of restricted stock awards and stock options                                          148            --           186
    Net income                                                                                     --         2,224         2,224
                                                                                             --------      --------      --------

BALANCE AT DECEMBER 31, 1999 (Restated)                                                      $   (317)     $(33,751)     $(23,758)

    Decrease in redemption value of redeemable common stock (unaudited)                            --            42            42
    Expiration of potential rescission claims on nonredeemable common stock (unaudited)            --            --           138
    Vesting of restricted stock awards and stock options (unaudited)                              173            --           111
    Net income (unaudited)                                                                         --           436           436
                                                                                             --------      --------      --------

BALANCE AT SEPTEMBER 30, 2000 (unaudited)                                                    $   (144)     $(33,273)     $(23,031)
                                                                                             ========      ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.



                                                                                           Years Ended December 31
                                                                                       1997          1998          1999
                                                                                     --------      --------      --------
                                                                                                  (Restated)     (Restated)

OPERATING ACTIVITIES

Net income (loss)                                                                    $   (341)     $ (3,655)     $  2,224
Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Depreciation of property and equipment                                              611           464         1,890
      Amortization of intangible assets                                                    72         1,638         1,009
      Equity in undistributed net (income) losses of affiliates                            99           (41)           --
      Losses on other receivables                                                          --           552            --
      Impairment loss (recovery) on asset held for disposal                                --           215           (22)
      Loss on disposal of fixed assets                                                     --            --           125
      Deferred income tax expense (benefit)                                                92          (700)        1,977
      Issuance of detachable stock warrants                                                --            --           158
      Stock compensation expense                                                           --           110           186
      Cumulative effect of change in accounting principle,
              net of tax effect                                                            --            --            --
      Changes in assets and liabilities:
          Decrease (increase) in operating assets:
              Accounts receivable                                                      (5,575)        2,187          (685)
              Sale of accounts receivable                                               2,435            --            --
              Receivables from related parties                                           (503)          351           152
              Other receivables                                                           (85)          194            --
              Prepaid expenses and other assets                                            20           (62)          709
          Increase (decrease) in operating liabilities:
              Accounts payable and accrued expenses                                       518         5,412        (7,503)
              Accounts payable to related parties                                       1,221           410        (1,597)
              Interest payable                                                           (188)           43          (287)
                                                                                     --------      --------      --------
                            NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        (1,624)        7,118        (1,664)

INVESTING ACTIVITIES

    Purchases of property and equipment                                                  (337)         (353)       (3,338)
    Proceeds from sale of fixed assets                                                     --            --            --
    Proceeds from sale of asset held for disposal                                          --            --           522
    Release of investments pledged                                                         85            55            10
    Advances  and loans to related parties                                               (670)           --            --
    Repayments from related parties                                                        --           150            --
                                                                                     --------      --------      --------
                            NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES          (922)         (148)       (2,806)

FINANCING ACTIVITIES

    Proceeds of loans from related parties                                              3,699         1,554           262
    Repayments of loans and other obligations to related parties                       (4,324)       (3,051)       (1,297)
    Net increase (decrease) in borrowings under line of credit arrangements             6,790        (2,850)       12,916
    Loan closing fees paid                                                                 --          (169)         (345)
    Proceeds from notes payable and long-term debt                                        590           250         2,553
    Repayment of notes and leases payable                                                (224)         (304)       (4,510)
    Proceeds from short-term notes payable to individuals                                 773           150            --
    Repayment of short-term notes payable to individuals                                 (322)         (444)       (4,715)
    Accrued distributions paid to related party                                            --          (242)          (24)
    Distributions paid to other stockholders                                           (4,906)       (1,090)           --
    Redemptions of common stock                                                           (68)         (154)          (14)
                                                                                     --------      --------      --------
                            NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES         2,008        (6,350)        4,826
                                                                                     --------      --------      --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     (538)          620           356

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                          553            15           635
                                                                                     --------      --------      --------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                           $     15      $    635      $    991
                                                                                     ========      ========      ========


                                                                                        Nine Months Ended
                                                                                          September 30
                                                                                       1999          2000
                                                                                     --------      --------
                                                                                           (Unaudited)
OPERATING ACTIVITIES

Net income (loss)                                                                    $  3,056      $    436
Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Depreciation of property and equipment                                            1,402         1,918
      Amortization of intangible assets                                                   784           983
      Equity in undistributed net (income) losses of affiliates                            --            --
      Losses on other receivables                                                          --            --
      Impairment loss (recovery) on asset held for disposal                               (22)           --
      Loss on disposal of fixed assets                                                     --            29
      Deferred income tax expense (benefit)                                             2,684           377
      Issuance of detachable stock warrants                                               158            --
      Stock compensation expense                                                          137           166
      Cumulative effect of change in accounting principle,
         net of tax effect                                                                 --           (55)
      Changes in assets and liabilities:
          Decrease (increase) in operating assets:
              Accounts receivable                                                      (2,079)        2,445
              Sale of accounts receivable                                                  --            --
              Receivables from related parties                                            152            --
              Other receivables                                                            --            --
              Prepaid expenses and other assets                                           445          (292)
          Increase (decrease) in operating liabilities:
              Accounts payable and accrued expenses                                    (7,233)       (1,693)
              Accounts payable to related parties                                      (1,597)           --
              Interest payable                                                           (145)            8
                                                                                     --------      --------
                            NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        (2,258)        4,322

INVESTING ACTIVITIES

    Purchases of property and equipment                                                (1,405)       (2,375)
    Proceeds from sale of fixed assets                                                     --            20
    Proceeds from sale of asset held for disposal                                         522            --
    Investment in television pilot                                                         --          (285)
    Release of investments pledged                                                         --            --
    Advances  and loans to related parties                                                 --            --
    Repayments from related parties                                                        --            --
                                                                                     --------      --------
                            NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES          (883)       (2,640)

FINANCING ACTIVITIES

    Proceeds of loans from related parties                                                262            --
    Repayments of loans and other obligations to related parties                         (611)         (829)
    Net increase (decrease) in borrowings under line of credit arrangements             6,908           453
    Loan closing fees paid                                                               (343)           --
    Proceeds from notes payable and long-term debt                                      2,553            44
    Repayment of notes and leases payable                                              (2,662)       (1,756)
    Proceeds from short-term notes payable to individuals                                  --            --
    Repayment of short-term notes payable to individuals                               (1,904)          (21)
    Accrued distributions paid to related party                                            --            --
    Distributions paid to other stockholders                                              (24)           --
    Redemptions of common stock                                                           (15)           --
                                                                                     --------      --------
                            NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES         4,164        (2,109)
                                                                                     --------      --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    1,023          (427)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                          635           991
                                                                                     --------      --------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                           $  1,658      $    564
                                                                                     ========      ========


The accompanying notes are an integral part of these consolidated financial statements.

AMERIVISION COMMUNICATIONS, INC.


                                                                                              Years Ended December 31
                                                                                          1997         1998         1999
                                                                                        --------     --------     --------
                                                                                                    (Restated)   (Restated)


SUPPLEMENTAL CASH FLOW DISCLOSURES

    Interest and other finance charges paid                                             $  4,357     $  5,924     $  5,521
                                                                                        ========     ========     ========

    Income taxes paid                                                                   $     --     $     --     $     60
                                                                                        ========     ========     ========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

    Acquisition of assets and increase in liability to related company                  $     --     $    192     $     --
                                                                                        ========     ========     ========

    Assets acquired by incurring capital lease obligations                              $    375     $     70     $    351
                                                                                        ========     ========     ========

    Assets acquired by incurring capital lease obligations and notes payable
      to related parties                                                                $     --     $     --     $  2,983
                                                                                        ========     ========     ========

    Conversion of redeemable common stock to subordinated note payable                  $     --     $    928     $     --
                                                                                        ========     ========     ========

    Issuance of shares for restricted stock awards to Company directors                 $     --     $    547     $     --
                                                                                        ========     ========     ========

    Exchange of investment in common stock and note receivable for lease
      of telemarketing facility                                                         $     --     $     --     $    578
                                                                                        ========     ========     ========

    Conversion of trade payables to related party to notes payable
      to related party                                                                  $     --     $  1,224     $  1,635
                                                                                        ========     ========     ========

    Termination settlement obligations to former officer and employees                  $     --     $  2,184     $  3,834
                                                                                        ========     ========     ========

    Conversion of short-term notes payable to individuals to subordinated
      promissory notes                                                                  $     --     $     --     $     --
                                                                                        ========     ========     ========

                                                                                          Nine Months Ended
                                                                                             September 30
                                                                                          1999         2000
                                                                                        --------     --------
                                                                                             (Unaudited)


SUPPLEMENTAL CASH FLOW DISCLOSURES

    Interest and other finance charges paid                                             $  3,753     $  3,849
                                                                                        ========     ========

    Income taxes paid                                                                   $     --     $     --
                                                                                        ========     ========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

    Acquisition of assets and increase in liability to related company                  $     --     $     --
                                                                                        ========     ========

    Assets acquired by incurring capital lease obligations                              $    351     $     --
                                                                                        ========     ========

    Assets acquired by incurring capital lease obligations and notes payable
      to related parties                                                                $  2,926     $     --
                                                                                        ========     ========

    Conversion of redeemable common stock to subordinated note payable                  $     --     $     --
                                                                                        ========     ========

    Issuance of shares for restricted stock awards to Company directors                 $     --     $     --
                                                                                        ========     ========

    Exchange of investment in common stock and note receivable for lease
      of telemarketing facility                                                         $    578     $     --
                                                                                        ========     ========

    Conversion of trade payables to related party to notes payable
      to related party                                                                  $  1,635     $     --
                                                                                        ========     ========

    Termination settlement obligations to former officer and employees                  $  1,652     $     --
                                                                                        ========     ========

    Conversion of short-term notes payable to individuals to subordinated
      promissory notes                                                                  $     --     $    177
                                                                                        ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


(Information with respect to September 30, 2000 and for the nine months ended September 30, 1999 and 2000 is unaudited)



NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: AmeriVision Communications, Inc. (the "Company") was incorporated in Oklahoma on March 15, 1991. The Company provides long distance telecommunications services to subscribers throughout the United States, and completes subscriber calls to all directly dialable locations worldwide.

The Company is a predominantly switchless long distance reseller, and obtains the majority of its switching and long haul transmission of its service from WorldCom, Inc. ("WorldCom"). Beginning in 1996, Hebron Communications Corporation ("Hebron"), a related party, also began providing the Company with a portion of its switching and transmission services. Hebron leases switching facilities in Oklahoma City and Chicago. WorldCom bills and Hebron billed the Company, at contractual per-minute rates, which vary depending on the time, distance, and type of call, for the combined usage of the Company's nationwide base of customers. Effective February 1, 1999, the Company assumed operations of the switches.

In 1998, the Company began developing an internet service product, and in July 1999, began marketing the service under the brand name "ifriendly.com".

Principles of Consolidation: The Company owns 100% of the common stock of AmeriTel Communications, Inc. and AmeriVision Network, Inc. Neither of these companies has any operations nor any assets or liabilities.


Unaudited Interim Information: The information presented as of September 30, 2000, and for the nine months ended September 30, 1999 and 2000, has not been audited and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of September 30, 2000, and the results of its operations, stockholders' deficiency and cash flows for the nine months ended September 30, 1999 and 2000. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year.


Accounting Estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents: The Company defines cash equivalents as highly liquid, short-term investments with an original maturity of three months or less. Investments pledged as collateral for loans are not considered cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Accounts Receivable: The Company bills its customers either directly, through billing agreements with Local Exchange Carriers ("LEC"), or through unrelated billing and collection companies, collectively referred to as the Billing Agents, which bill the customer through LECs with which the Company does not have a LEC billing agreement. At December 31, 1998 and 1999, approximately 69% and 75%, respectively, of the Company's total accounts receivable were from LECs or Billing Agents. In addition, approximately 8% of total accounts receivable at both December 31, 1998 and 1999, respectively, were attributable to revenues earned in December of the respective year but not billed to the customers until the normal billing dates in January of the following year.

Property and Equipment: Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred.

Asset Held for Disposal: The Company's asset held for disposal at December 31, 1998, is carried at the lower of book value or fair value, less estimated costs to sell.

Advertising Costs: Advertising and telemarketing costs are expensed as incurred, and totaled approximately $9,942, $11,912 and $4,640 during the years ended December 31, 1997, 1998 and 1999, respectively.

Investment in and Note Receivable from Affiliate: At December 31, 1998, the investment in and note receivable from affiliate included the underlying book value of the Company's 13.25% ownership in VisionQuest Marketing Services, Inc. ("VisionQuest"), and the balance due related to a note receivable from VisionQuest. As discussed in Note B, the Company and VisionQuest terminated their business relationship effective January 1, 1999.

Interest Expense and Other Finance Charges: Interest expense and other finance charges included interest incurred on short-term and long-term borrowings, interest and related fees on the Company's line of credit facilities, and interest, penalties and late charges on amounts payable to vendors and taxing authorities.

Revenue Recognition: The Company recognizes telecommunications revenues when the Company's customers make long distance telephone calls from their business or residential telephones or by using the Company's telephone calling cards. Income from prepaid telephone calling cards is recognized as the telephone service is utilized. Income from internet service is recognized in the month that the service is provided.

Deferred Loan Closing Costs: Costs incurred in connection with the Company's revolving credit facility with a financial institution have been capitalized and are being amortized over the term of the credit facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Royalty Payments to Non-profit Organizations: The Company pays royalties of approximately 10% of a customer's commissionable long distance revenues to a non-profit organization. This royalty payment is included in selling, general and administrative expenses.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk include accounts receivable from customers and accounts payable to its carrier. The Company's customer base is distributed throughout the United States, and the Company does not require any collateral from its customers. Although significant portions of the Company's revenues are billed through the Billing Agents and LECs, the ultimate collectibility of these accounts is dependent upon the status of the individual customer. There are no significant concentrations of revenues or accounts receivable among individual customers.

The Company enlists the support of non-profit organizations to promote the Company's services in return for the Company's royalty payment. The loss of the support of one or more significant non-profit organizations could have a material, adverse impact on the Company's results of operations. Approximately 44%, 42%, and 40% of the Company's net sales during the years ended December 31, 1997, 1998 and 1999, respectively, were earned from customers that have designated the ten (10) most significant non-profit organizations as recipients of the Company's royalty payment.

The Company purchases the majority of its long distance switching and network services from WorldCom.

The Company maintains deposits at financial institutions that at times exceed federally insured limits. Management does not believe there is any significant risk of loss associated with this concentration of credit.

Redeemable Common Stock: Redeemable common stock is carried at its redemption value. Redemption value includes the proceeds received upon issuance of the common stock, and is increased by accretions resulting from the Company's agreement to redeem the stock at cost plus annual rates of return, as specified in the redemption agreements (see Note H). The carrying value is reduced by quarterly returns of capital payments made to the holders of redeemable common stock, and by the redemption price paid to each selling stockholder. As the redemption options expire, as more fully discussed in Note H, the principal amounts invested by the individual stockholders are reclassified as nonredeemable common stock.

Nonredeemable Common Stock: Nonredeemable common stock consists of stock issued to certain officers upon formation of the Company, and to other stockholders with whom the Company had not executed a redemption agreement. Nonredeemable common stock also includes the principal amounts invested by stockholders whose redemption options have expired. As discussed in Notes H and I to the financial statements, certain of the Company's nonredeemable common stock is characterized as Common Stock Subject to Rescission in the Company's consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Income Taxes: Income tax expense is based on pretax financial accounting income. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

Earnings (Loss) Per Share: The Company presents basic and diluted earnings
(loss) per share. Basic earnings (loss) per share is computed by dividing earnings (losses) available to nonredeemable common stockholders by the weighted average number of nonredeemable shares outstanding during the year. Diluted earnings (loss) per share reflect per share amounts that would have resulted if dilutive potential nonredeemable common stock had been converted to nonredeemable common stock. Potential nonredeemable common stock includes redeemable common stock, stock warrants, stock options and convertible notes payable. For 1997, conversions of potential nonredeemable common stock were not included in the computation of earnings (loss) per share, however, since they would have resulted in an antidilutive effect.

Covenants Not to Compete: Covenants not to compete are discounted to their present value based upon the terms of the agreement, and are being amortized over the effective period of the covenant, generally 2 to 4 years.

Fair Values of Financial Instruments: The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Cash and cash equivalents--The carrying amount of cash and cash equivalents approximates its fair value, because of the short maturities of such instruments.

         Short and long-term debt--Based upon the Company's current incremental borrowing rates and the general short-term nature of most debt, the carrying amount of short and long-term debt approximates its fair value.

         Redeemable Common Stock--The Company believes that the fair value of its redeemable common stock is not significantly different from its carrying amount. The redeemable common stock is not traded in the open market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Stock-Based Compensation: The Company accounts for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". Under APB 25, the Company recognizes compensation expense equal to the difference between the fair value of the common stock at the date of the grant and the exercise price of the option. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", prescribes the recognition of compensation expense based on the fair value of options on the grant date, but allows companies to apply APB 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. See Note K for pro forma disclosures required by SFAS No. 123 plus additional information on the Company's stock-based compensation plans.

Through June 30, 2000, the Company accounted for stock options granted to its non-employee directors in accordance with SFAS No. 123. Effective July 1, 2000, the Company adopted the provisions of FASB Interpretation No. 44, which permits companies to apply the provisions of APB No. 25 to its non-employee directors. The Company has reported the cumulative effects of this change in accounting principle in its statement of operations for the nine months ended September 30, 2000.

Reclassifications: Certain amounts in the prior year financial statements have been reclassified to conform to the presentation used in the current year.

NOTE B--RELATED PARTY TRANSACTIONS

During each of the three years ended December 31, 1997, 1998 and 1999, the Company participated in transactions with its officers and directors, VisionQuest, and Hebron.

Officers and Directors

The two founders of the Company acquired their original shares of Common Stock upon formation of the Company without payment of cash consideration. These shares represent substantially all of the shares of Common Stock owned by each of such founders.

From 1994 until 1997, the Company declared quarterly distributions to all of its stockholders including distributions of $3,910 to one founder and $1,368 to the other. The distributions were accrued on the same per share basis as paid to all other stockholders of the Company. Through December 31, 1997, distributions totaling $444 and $160 had been paid to the two founders. In 1998, 1999 and 2000, the Company paid accrued distributions of $241, $24 and $-0-, respectively, to one Founder, leaving a remaining balance accrued at September 30, 2000 of $3,201. In 1998, the Company paid accrued distributions totaling $273 to the other Founder until his resignation from the Company in April 1998. The Company then began paying this Founder the accrued distributions in connection with his separation agreement with the Company, as described below. All such amounts have been repaid in full at September 30, 2000.

In a letter agreement dated July 14, 1999, the Company and one of the founders, currently Chairman of the Board of Directors, agreed to defer payment of such amounts owed to this founder until such time as the Company's financial condition further improved and it had funds available, legally and in good business practice, to pay any such accrued distributions. In consideration for this deferral and, such founder's subordination of the accrued distributions to the Coast Loan, the Company agreed to pay this founder in addition to such founder's salary, $300,000 per year, until the payment of the accrued distributions was resumed and, if resumed, all amounts paid to this founder pursuant to the agreement would be credited against his accrued distributions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE B--RELATED PARTY TRANSACTIONS--Continued

Officers and Directors, Continued

In April 1998, one of the Company's founders resigned. This individual was an officer and director of the Company at the time of his resignation. In connection with his resignation, the Company and this founder agreed to the following:

     o The Company agreed to pay the accrued distributions, totaling $1,209 at December 31, 1997, in the amount of $40 per month. At December 31, 1999, the remaining payable was $98.

     o The Company agreed to pay the former officer $20 per month for the rest of his life, in exchange for the former officer's agreement to
          (1) not compete with the Company for one year from the date of the agreement, (2) agree to take no actions significantly detrimental to the Company (other than competition), and (3) waive any claims against the Company as of the date of the agreement.

The Company recorded a liability of $2,184 as of the date of the agreement, based upon the present value of the obligation over the expected life of the former officer at the date of the agreement. The Company also recorded a covenant not to compete of $2,184 at the date of the agreement, and amortized this covenant over the one-year term. The covenant not to compete was fully amortized as of March 31, 1999.

In 1995 and 1996, one of the Company's founders, who is currently Chairman of the Board of Directors, at that time President and a director of the Company; the other founder, now resigned from the Company, at that time Senior Vice President and a director of the Company; and the latter founder's wife sold 21,204 shares of Company Common Stock to 100 individuals at an aggregate price of approximately $2,480,000. The selling price ranged from $40 per share to $150 per share averaging $117 per share.

The sales of the stock were originally intended to be issuances of Company stock. The proceeds at the sales were deposited by the company, and original stock certificates were issued by the Company to the stockholders. The Company also issued redemption agreements to substantially all of the purchasing stockholders (see Note H for a description of the redemption agreements). These redemption agreements obligated the company to buy back the stock at the original purchase price plus a guaranteed return, as specified in the agreements. Subsequently, the sales of the stock were characterized as sales of his (and the other founder's and related party's) shares. The founder and the related family member then classified the transactions as loans from them to the Company. The loans carried an interest rate of 8% per annum, and matured two years from the date of issuance. The Company repaid these notes payable to the Founders and related Family member in 1997 and 1998, and all such notes have been repaid in full.

In connection with the above transactions, the company has redeemed 5,278 shares and paid a total of $1,060 through December 31, 2000, to the stockholders that originally purchased the common stock from the Company. The amounts paid consisted of $790 for the amounts originally paid by the stockholders and $270 for the specified rate of return, as described in the agreements.

Through 1998, the two founders received sales commissions from the Company, which were based on the amount of revenue the Company earned from certain customers. The total amount of commissions was 5% of the revenue generated from all customers of the Company for which no other sales agent or representative of the Company was receiving a commission. The total commissions from such sales were split evenly among the two founders and a third individual. In 1998, commissions paid to the two founders totaled $331.

A member of the Company's Board of Directors is affiliated with or controls several organizations that participate in transactions with the Company. In connection with the Company's 10% royalty program, the Company incurred approximately $775, $1,060, and $1,107 of royalty expenses in 1997, 1998 and 1999, respectively, to organizations affiliated with or controlled by this director. The Company also incurred advertising expenses of $1,803, $1,918, and $1,908 in 1997, 1998 and 1999, respectively, to organizations affiliated with or controlled by this director.

These organizations also earned sales commissions in addition to the 10% royalty payments. During the years ended December 31, 1997, 1998 and 1999, sales commissions earned by these organizations totaled approximately $168, $497 and $102, respectively. In 1999, the Company terminated the existing sales agreements with these organizations and entered into new agreements. The new agreements provide for the Company to pay the organizations an aggregate of $1,491 over three (3) years, in exchange for the organizations' release of all prior claims and obligations, and an agreement to not compete with the Company over the term of the agreements. The Company paid $497 in 1999 pursuant to these agreements. The Company accrued the present value of the obligations and is amortizing the non-complete agreements over the term of the agreements. The liability to these organizations is included in the Financial Statement caption Notes Payable and Long-Term Debt to Related Parties, and are further described in Note F.

In December 1999, a Company officer and director, who is also the President of Hebron, resigned from the Company. In connection with his termination agreement, the Company agreed to pay the former director $1,359 over four (4) years, in exchange for the director agreeing not to compete with the Company over that term. The Company accrued the present value of this obligation and is amortizing the noncompete agreement over the term of the agreement. The liability to the former director is included in the financial statement caption Notes Payable and Long-Term Debt to Related Parties, and is further described in Note F.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE B--RELATED PARTY TRANSACTIONS--Continued

Officers and Directors, Continued

During the years ended December 31, 1997, 1998 and 1999, the Company expended approximately $69, $741 and $767, respectively, to a law firm in which the Company's current President and CEO is a former partner. The CEO continues to serve as of counsel for the law firm in matters that do not involve the Company. The law firm bills the Company at its standard hourly rates for services provided to the Company.


VisionQuest

VisionQuest was related to the Company through common ownership, management, and family relationships. Through June 30, 1998, the Company, and its two principal founders collectively owned approximately 60% of the outstanding common stock of VisionQuest. In addition, the Company's two founders served on the Board of Directors of VisionQuest, and the son-in-law of one of the founders is the president of VisionQuest and also a member of the VisionQuest Board of Directors. As a result of this relationship, the Company was accounting for its investment in VisionQuest using the equity method of accounting through June 30, 1998. Effective July 1, 1998, VisionQuest acquired all of the VisionQuest common stock owned by the founder that resigned in April 1998, thus reducing the Company's effective ownership percentage in VisionQuest to 48% of the outstanding common stock. The remaining 52% was owned by members of VisionQuest management. After this transaction, the Company no longer had the ability to significantly influence the management or operations of VisionQuest, and discontinued using the equity method of accounting as of July 1, 1998. The carrying amount of the Company's investment in VisionQuest as of that date was $58. As discussed below, the Company and VisionQuest terminated all of their business relationships effective January 1, 1999.


The Company utilized VisionQuest as its provider of telemarketing services from 1993 through December 31, 1998. Total amounts paid to VisionQuest for telemarketing services during the years ended December 31, 1997 and 1998, were approximately $5,242 and $6,209, respectively.

Telemarketing expenses incurred in 1998 included the direct costs of telemarketing services provided by VisionQuest to the Company during 1998, plus reimbursement of all of VisionQuest's operating expenses and corporate overhead.

From January 1997 through October 1997, telemarketing expenses included an hourly billing rate for telemarketing services. In addition, from January 1997 through October 1997, the Company helped to fund VisionQuest's operating expenses in the amount of approximately $25 per week, for a total of approximately $1,330. In November and December 1997, the Company's telemarketing expenses incurred to VisionQuest equaled the direct costs of telemarketing services incurred by VisionQuest, plus reimbursement of all of VisionQuest's operating expenses and corporate overhead.

In November 1997, the Company and VisionQuest agreed that the portion of the operating expenses that related to VisionQuest's other clients should be repaid to the Company. In April 1998, and effective December 31, 1997, VisionQuest signed a note payable to the Company, totaling $670, to repay these expenses. In June 1998, VisionQuest repaid $150 of this note to the Company. The balance of $520 was canceled effective January 1, 1999, as part of the agreement to terminate all business relationships between the two companies, as discussed below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE B--RELATED PARTY TRANSACTIONS--Continued

VisionQuest, Continued

As a result of the Company's payment of VisionQuest's corporate payroll and operating expenses in 1997 and 1998, the Company paid VisionQuest a higher rate for its telemarketing services than VisionQuest charged independent third parties. The Company also paid VisionQuest a higher rate for telemarketing services than the Company could have obtained in an arms-length transaction with an unaffiliated third party that provides the same telemarketing services. The Company believes that the amounts it paid to VisionQuest for telemarketing services were approximately $4,000 higher than what it could have obtained in an arms-length transaction from an unaffiliated third-party.

Effective January 1, 1999, the Company and VisionQuest mutually terminated their business relationship. The Company acquired from VisionQuest the rights to use all of the assets located in VisionQuest's Tahlequah, Oklahoma telemarketing center, from January 1, 1999, through September 30, 1999, in exchange for all of the Company's ownership interests in VisionQuest, all of the Company President's ownership interests in VisionQuest (which were transferred to the Company for no consideration immediately prior to the transfer), and cancellation of the note receivable between the Company and VisionQuest. The agreement also provided for a release of all claims and obligations between the two companies. Upon transfer of the stock and cancellation of the note receivable, the Company reclassified its investment in and note receivable from VisionQuest, totaling $578, to a prepaid operating lease, and amortized the amount to expense over the term of the agreement.


Hebron

Hebron was incorporated in November 1995 to provide switching network services to the Company. Hebron has a relationship with the Company through partially integrated management and certain shared ownership. The Company's two principal founders served on Hebron's Board of Directors from its inception in November 1995 until their resignation in November 1996. In addition, the President of Hebron served on the Company's Board of Directors from October 1998 through December 1999 and another Company director is also on Hebron's Board of Directors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE B--RELATED PARTY TRANSACTIONS--Continued

Hebron, Continued

Cost of sales in 1997, 1998 and 1999 includes approximately $13,529, $14,736 and $1,469, respectively, of telecommunications services provided by Hebron. In 1997, Hebron charged the Company a higher rate for the switched one-plus interstate and intrastate services it provided to the Company than the Company could have obtained from its primary carrier. The higher rates were the result of the Company's primary carrier lowering its rates in 1997. The Company believes that the amounts it paid to Hebron for telecommunication services in 1997 were approximately $1,000 higher than what it could have obtained from its primary carrier. Effective January 1998, Hebron agreed to lower its rates so that they matched those of the Company's primary carrier.

Hebron also charged the Company interest of 18% per annum on the accounts payable for telecommunication services that are over 55 days from the invoice date. This interest rate is comparable to the rate charged by the Company's primary carrier. During 1997, 1998 and 1999, the Company incurred interest expense of approximately $35, $129 and $22, respectively, related to past due accounts payable invoices.

The Company's principal operating and administrative offices are located in an office building owned by Hebron. Total rent expense incurred to Hebron was approximately $110, $380 and $583 in 1997, 1998 and 1999, respectively.

From December 1996 through October 1998, Hebron provided the Company with an account receivable line of credit facility (the "Hebron Loan Program"). The Hebron Loan Program provided for the Company to pay 18% interest on the amounts advanced under the credit facility, plus fees of 2% of billings processed and 2 cents per call record. As a result of the stated interest rate and the fees, the effective interest rate of this financing arrangement was approximately 58% in 1997 and 1998. This effective interest rate was higher than what the Company could have obtained in an arrangement with independent third parties. The Company incurred total interest and other related financing costs of approximately $908 and $720 in 1997 and 1998, respectively, under the Hebron Loan Program.

At December 31, 1998, all advances under the Hebron Loan Program credit facility had been repaid. Receivables from related parties of $152 at December 31, 1998, consists of amounts that had been withheld as a reserve for interest and escrow fees under the Hebron Loan Program but which were reimbursed to the Company in January 1999.

In 1997 and through July 1998, the Company transmitted a portion of its accounts receivables through one of its Billing Agents through an account maintained at the Billing Agent under Hebron's name. Hebron charged the Company a fee equal to 2% of the net revenues transmitted under this arrangement. The total fees incurred by the Company in 1997 and 1998 were approximately $135 and $101, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE B--RELATED PARTY TRANSACTIONS--Continued

Hebron, Continued

In 1997 and 1998, Hebron periodically made loans to the Company for working capital purposes. The loans generally carried an interest rate of 10%. Total interest expense incurred on loans made by Hebron to the Company was approximately $46 and $6, respectively, during the years ended December 31, 1997 and 1998.

At December 31, 1998, the Company owed Hebron $3,892 for telecommunications and other services incurred through that date. In addition, the Company agreed to reimburse Hebron for costs and expenses totaling approximately $563 incurred by Hebron in connection with the development of an internet service product. At December 31, 1998, $1,224 of this liability has been reclassified as a long-term obligation, as a result of the transactions described below.

In April 1999, and effective February 1, 1999, the Company and Hebron entered into an asset purchase agreement (the "Hebron APA"). Under the terms of the Hebron APA, the Company agreed to:

     (1) pay Hebron for all expenses that Hebron incurred prior to January 31, 1999, related to the switch network, and convert the balance owed to Hebron for telecommunications services previously provided, totaling approximately $2,300, to a note payable,

     (2) reimburse Hebron for its costs and expenses incurred on the Company's behalf in connection with the development of an internet service product, totaling approximately $584, and acquire the rights to the assets and assume all of the related lease obligations incurred by Hebron in connection with the internet service product, totaling approximately $1,200, and

     (3) purchase all of the switch assets at their net book value, assume all of the related switch lease obligations totaling approximately $1,300, and issue a note payable to Hebron for the net amount of $567.

In connection with the Hebron APA, the Company issued a promissory note payable to Hebron totaling approximately $2,300 for item (1) discussed above. This note payable has been subordinated to the Company's credit facility described below. Effective April 1, 2000, the Hebron APA was closed, and the Company issued notes payable for the internet and switch assets, which were also subordinated to the Company's credit facility.

The $2.3 million note payable matured on August 1, 2000, however due to limitations on the Company's ability to repay the note under the subordination agreement, the Company is now in default on this note payable. As a result of the default the interest rate on the note was increased to 18%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE B--RELATED PARTY TRANSACTIONS--Continued

Hebron, Continued

Pursuant to a lease license agreement between the Company and Hebron, the Company assumed operations of the switch and internet assets effective February 1, 1999. Under the terms of the lease license agreement, the Company and Hebron agreed that Hebron would transfer to the Company custody and control of the switch and internet assets, and the Company shall hold and operate such assets as if the Company owned the assets. The terms of the lease license agreement also provided that the Company will assume all of the rights and obligations associated with owning and operating the switch and internet assets. The lease license agreement also provides that the Company will pay Hebron a monthly fee equal to the amount of interest that is payable on the switch and internet assets. Accordingly, the Company has recorded the assets and the related lease and note payable obligations in its financial statements effective February 1, 1999, and the statement of operations from February 1999 forward reflect the costs of operating those switches and internet assets.

NOTE C--PROPERTY AND EQUIPMENT

Property and equipment consists of the following:


                                                            December 31        September 30
                                                         1998         1999         2000
                                                       --------     --------   ------------

     Computer and other equipment                      $  2,477     $  3,150     $  3,572
     Billing system                                          --          355        1,920
     Switch equipment                                        --        1,938        1,940
     Internet equipment                                      98        1,169        1,277
     Leasehold improvements                                  30          734          920
     Other fixed assets                                     119          523          552
                                                       --------     --------     --------
                                                          2,724        7,864       10,181
     Less accumulated depreciation                        1,606        2,094        3,998
                                                       --------     --------     --------
                                                       $  1,118     $  5,775     $  6,183
                                                       ========     ========     ========




As discussed in Note B above, the Company recorded the Oklahoma City and Chicago switches and the internet assets effective February 1, 1999. The total cost of these assets acquired by assuming the related lease obligations and issuing notes payable to Hebron for the net book value was approximately $2,926. The total cost of all assets held under capital lease obligations was $493 and $3,776 at December 31, 1998 and 1999, respectively and $3,566 at September 30, 2000. Accumulated depreciation of leased equipment was approximately $160 and $1,468 at December 31, 1998 and 1999, respectively, and $2,356 at September 30, 2000.



Depreciation expense on property and equipment, including depreciation on assets held under capital leases, was approximately $611, $464, and $1,890 during the years ended December 31, 1997, 1998, and 1999, respectively, and $1,918 and $1,402 for the nine months ended September 30, 1999 and 2000, respectively.



At September 30, 2000, the billing system had not yet been placed into service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE C--PROPERTY AND EQUIPMENT--Continued

In 1998, the Company determined that the carrying amount of the office building it owned but was no longer utilizing was impaired. The Company reduced the carrying amount from $715 to $500, which was the estimated fair value of the building based upon an appraisal, less the estimated costs to sell the building. The Company recognized a loss of $215 in 1998. In February 1999, the Company sold the building for $522, and realized a recovery of $22.


NOTE D--LINE OF CREDIT ARRANGEMENTS

The Company has a $30,000 line of credit facility (the "Credit Facility") with a financial institution. Borrowing availability is based upon collections multiples and earnings ratios, subject to the maximum line of credit. At December 31, 1999, the Company could borrow up to the full amount of the $30,000 available under the Credit Facility. The outstanding balance at December 31, 1999, was $20,880.

The Credit Facility matures on January 30, 2003, and carries an interest rate of prime plus 3.5%. The interest rate at December 31, 1999, was 11.5%. The Credit Facility is secured by substantially all of the Company's assets, including accounts receivable and the Company's customer base.

The Credit Facility is classified as a current liability in the Company's financial statements, because under the terms of the agreement, the Company is required to maintain a lockbox, and apply collections from customers to the outstanding amounts under the Credit Facility, and because the terms of the agreement provide the lender with the discretionary ability to declare the note due and payable.

The Company incurred $169 and $345 in loan closing fees in 1998 and 1999, respectively, in connection with the Credit Facility. These fees are included in other assets and are being amortized over the term of the Credit Facility.

In connection with closing the Credit Facility, several of the Company's creditors agreed to subordinate the Company's obligations to them in favor of the financial institution providing the Credit Facility. These creditors include Patrick Enterprises, Hebron, two members of the Company's Board of Directors, a Company founder, and a former stockholder who redeemed his stock in exchange for a note payable from the Company. Repayment of these obligations is limited as specified in the loan and security agreement between the Company and the financial institution. The total outstanding debt owed to subordinated creditors as of December 31, 1999, was approximately $5,259. In addition, one of the Company's founders agreed to subordinate accrued distributions, totaling $3,201 at December 31, 1999, in favor of the Credit Facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE D--LINE OF CREDIT ARRANGEMENTS--Continued


The Credit Facility contains various financial and other covenants with which the Company must comply, including a minimum net worth requirement, as defined in the agreement, of negative ($12,000), restrictions on asset acquisitions, restrictions on the payment of dividends, and restrictions on principal and interest payments to subordinated creditors. At December 31, 1999, the Company was not in compliance with the restrictions on principal payments to certain subordinated creditors. However, the Company received a letter from the lender waiving the deficiencies. At September 30, 2000, the Company was in compliance with the covenants contained in the agreement.


In 1997 and 1998, the Company had various line of credit arrangements with Hebron, as described in Note B, and with various unrelated third parties. The aggregate outstanding balance on the lines of credit was $7,964 at December 31, 1998. The effective interest rates ranged from 12.5% with one lender to 58% with Hebron during both 1997 and 1998. The average effective interest rates for all of the various agreements were approximately 28% and 18% in 1997 and 1998, respectively. As discussed in Note B, the line of credit arrangement with Hebron was discontinued in October 1998, and all outstanding advances had been paid in full as of December 31, 1998. The Company repaid the other credit facilities in full upon closing of the Credit Facility in February 1999.





NOTE E--SHORT-TERM NOTES PAYABLE TO INDIVIDUALS

Short-term notes payable to individuals consist of the following:


                                                       December 31        September 30
                                                    1998         1999         2000
                                                  --------     --------   ------------

     Convertible notes payable                    $    421     $    399     $    399
     Advance payment loan program notes              4,077          154           --
     Direct bill program notes                         770           --           --
                                                  --------     --------     --------
                                                  $  5,268     $    553     $    399
                                                  ========     ========     ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE E--SHORT-TERM NOTES PAYABLE TO INDIVIDUALS--Continued

Convertible Notes Payable: In 1995, the Company issued promissory notes payable to approximately seventy-five (75) individuals, substantially all of which are convertible to common stock. These notes generally have no specified maturity date and are convertible to common stock at the option of the Company. Interest accrues at 10% and is payable quarterly. All of these notes are classified as current liabilities. The individual notes contain varying terms with regard to the conversion agreements. Some of the notes do not specify any conversion terms other than they are convertible at the option of the Company. Other notes specify that the conversion will be based on a specific price per share.

Notes Payable - Advance Payment Loan Program: In November 1995, the Company initiated an Advance Payment Loan Program (APLP), under which individuals have lent the Company money to finance working capital needs. Although the loan agreements indicated that the loans were to be secured by accounts receivable from the LECs, no security agreements were perfected and all of the Company's LEC accounts receivables are pledged under the Company's Credit Facility, as discussed in Note D. Therefore, these loans are effectively unsecured. Interest on the APLP notes is 18% per annum, payable quarterly. In June 1999, the Company repaid in full the outstanding balances of substantially all lenders with a balance of $10 or less. In October 1999, the Company offered the remaining lenders to either (a) have their balances paid in full or (b) options to convert their notes to subordinated debt under various terms. Such conversions would be subject to the lenders qualifying as accredited investors. Substantially all of the investors chose to either have their notes repaid or did not respond to the Company's offer, and the Company repaid these amounts in December 1999. In February 2000, the Company repaid APLP notes of $26, and converted the remaining APLP notes totaling $128 to subordinated promissory notes. The Company also received proceeds totaling $49 of additional subordinated promissory notes.

Notes Payable - Direct Bill Program: In the fourth quarter of 1997, the Company obtained a series of loans from third parties, for the purpose of financing working capital operations. The loan agreements indicate that the security for the loans are the Company's accounts receivable arising from its customers which are billed directly by the Company, although no security agreements were perfected. These loans bore interest at rates of 20% to 25% per annum, payable quarterly. All of these notes were repaid in full in June 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE F--NOTES PAYABLE AND LONG-TERM DEBT

Related Parties

Notes payable and long-term debt to related parties consists of the following:


                                                     December 31         September 30
                                                  1998         1999          2000
                                                --------     --------    ------------

     Loan payable to a Company founder,
       made May 1998, unsecured, no
       specified interest rate or
       maturity date, balance paid in
       full in 1999                             $     98     $     --     $     --

     Accrued distributions payable to a
       Company founder, unsecured, no
       stated interest rate, monthly
       payments of $40 until paid in
       full, subordinated to the Credit
       Facility in February 1999                     575           98           --

     Accrued termination obligation
       payable to a Company founder,
       effective April 1998, payment
       terms of $20 per month with an
       imputed interest rate of 11.25%
       over his estimated life at the
       date of the agreement, unsecured            2,169        2,161        2,156

     Accrued payable to former Company
       director and current President of
       Hebron, effective December 1999,
       payment terms of $42 per month
       beginning in January 2000, and
       $21 per month beginning January
       2001 through May 2004, imputed
       interest rate of 11.75%,
       unsecured                                      --        1,120          807

     Accrued payable to Christian
       Advocates Serving Evangelism
       (C.A.S.E.), an organization
       affiliated with a Company
       director, effective January 1999,
       payment terms of $33 per month
       beginning in January 2000 through
       December 2001, imputed interest
       rate of 11.75%, unsecured                      --          708          459

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE F--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Related Parties, Continued


                                                   December 31         September 30
                                                1998         1999         2000
                                              --------     --------    ------------


     Accrued payable to Regency
       Productions, a company affiliated
       with a Company director,
       effective January 1999, payment
       terms of $9 per month beginning
       in January 2000 through December
       2001, imputed interest rate of
       11.75%, unsecured                      $     --     $    183     $    119

     Note payable to C.A.S.E., dated
       July 1997, unsecured,
       subordinated to the Credit
       Facility, restructured in April
       1999, as described below                    688          850          850

     Note payable to Company director,
       dated June 2, 1998, unsecured,
       subordinated to Credit Facility,
       restructured in April 1999, as
       described below                             150          100          100

     Note payable to Hebron, dated
       February 1, 1999, with an
       original principal amount of
       $2,274, interest rate of 12.5%
       through November 1999, increased
       to 16.25% effective December
       1999, subordinated to Credit
       Facility, monthly interest only
       payments plus specified
       prepayments of principal not to
       exceed $1,234 through March 2000,
       balance due August 1, 2000,
       currently in default (See Note B),
       current interest rate of 18%,
       secured by 50,000 shares of
       Company common stock owned by a
       Company founder                              --        1,711        1,611

     Payable to Hebron, converted to
       note payable effective February
       1, 1999, as described above               1,224           --           --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE F--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Related Parties, Continued


                                                   December 31        September 30
                                                1998         1999         2000
                                              --------     --------   ------------

     Note payable to Hebron for switch
       assets, effective upon closing of
       transaction, initial interest
       rate of 12.5%, interest only
       payments for 12 months, matures
       18 months from effective date                --          567          567

     Note payable to Hebron for internet
       assets and reimbursement of
       related expenses, effective upon
       closing of transaction, initial
       interest rate of 12.5%, interest
       only payments for 12 months,
       matures 18 months from effective
       date                                         --          584          584
                                              --------     --------     --------

                                                 4,904        8,082        7,253
     Amounts due within one year                   686        2,657        2,331
                                              --------     --------     --------

                                              $  4,218     $  5,425     $  4,922
                                              ========     ========     ========



In April 1999, the note payable with C.A.S.E. was restructured. The new note provided for additional advances of approximately $260, bringing the total outstanding balance to $850, and monthly interest only payments at 10% for five years, with the unpaid principal due at maturity in April 2004. The lender has the option to convert the note to common stock at a per share price equal to the lower of (1) the fair market value of the common stock on January 1, 1998, as determined by an appraisal, or (2) the lowest publicly traded price of the common stock three months following the establishment of a public trading market for the common stock. The terms of the agreement also provide for the Company to issue the organization warrants to purchase 3,400 shares of Company common stock at a strike price of $0.01 per share. In connection with the warrants, the Company valued the warrants using a minimum value of $41.50 dollars per share. The value was based upon an appraised value of the Company's common stock as of June 30, 1999. The Company does not believe that the appraised value of its common stock as of June 30, 1999 differed significantly from what the results of an appraisal in April 1999 would have been. Accordingly, the Company recorded paid-in-capital and a corresponding charge to interest and other financing charges of $141 for the stock warrants. As a result of the stated interest rate in the note and the costs associated with the warrants, the effective interest rate of this agreement is 15.7%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE F--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Related Parties, Continued

The note payable to the Company director was also restructured in April 1999. The balance was paid down to $100, and the new payment terms provide for monthly interest only payments at 10%, with the unpaid principal due in April 2001. The note may be extended for an additional three years at the option of the Company. This note also contains conversion options similar to the ones described above. The terms of the agreement also provide for the Company to issue the director warrants to purchase 400 shares of Company common stock at a strike price of $0.01 per share. In connection with the warrants, the Company valued the warrants using a minimum value of $41.50 dollars per share, based upon the same appraisal described above. Accordingly, the Company recorded paid-in-capital and a corresponding charge to interest and other financing charges of $17 for the stock warrants. As a result of the stated interest rate in the note and the costs associated with the warrants, the effective interest rate of this agreement is 15.9%.

Other Notes Payable, Long-Term Debt and Capital Lease Obligations

Notes payable, long-term debt and capital lease obligations to others consists of the following:


                                                    December 31        September 30
                                                 1998         1999         2000
                                               --------     --------   ------------

     Notes payable to unaffiliated
       companies and third parties,
       dated at various dates in 1996
       through 1998, described in the
       agreements as being secured by
       the Company's customer base or
       direct bill accounts receivable,
       but not perfected, agreements
       totaling $1,205 contained the
       personal guaranties of the
       Company founders, interest of 18%
       payable monthly (one note had a
       stated interest rate of 25%
       payable quarterly), all notes
       were repaid in full during 1999         $  1,655     $     --     $     --

     Loans payable to two individuals,
       originating in December 1997 and
       May 1998, maturing in December
       2005 and May 2006, monthly
       payments of $8 in the aggregate,
       including interest with an
       effective rate of approximately 58%          183          182          180

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE F--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Other Notes Payable, Long-Term Debt and Capital Lease Obligations, Continued


                                                   December 31        September 30
                                                1998         1999         2000
                                              --------     --------   ------------

     Note payable to seller of building,
       secured by first mortgage on
       office building, monthly payments
       of $10 including interest at 10%,
       matures April 1, 2001 (repaid
       upon sale of building in February
       1999)                                  $    245     $     --     $     --

     Note payable to individual,
       interest at 18% payable monthly,
       principal due upon maturity in
       January 2000, subordinated to the
       Credit Facility, secured by
       50,000 shares of Company common
       stock owned by a Company founder,
       restructured in January 2000 with
       the Company making a $500
       principal reduction, and the
       balance of the note allocated
       among two individuals with a new
       maturity date of January 2001,
       effective interest rates reduced
       to 15%, no change in security                --        2,500        2,000

     Note payable to individual for
       redemption of 5,000 shares of
       Type D redeemable common stock,
       imputed interest rate of 14%,
       payable in monthly installments
       with the balance paid in full in
       August 1999, subordinated to the
       Credit Facility                             928           --           --

     Subordinated promissory notes to
       individuals, unsecured, interest
       rates ranging from 9% to 11%,
       maturity dates ranging from
       February 15, 2001 to February 15,
       2005                                         --           --          177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE F--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Other Notes Payable, Long-Term Debt and Capital Lease Obligations, Continued


                                                   December 31        September 30
                                                1998         1999         2000
                                              --------     --------   ------------

     Accrued liabilities to former
       salesmen, effective at various
       dates from June 1999 through
       September 1999, aggregate monthly
       payments of $46 per month with
       imputed interest rate of 10.5%,
       maturing at various dates from
       April 2002 through September
       2002, unsecured                        $     --     $  1,213     $    919

     Capital lease obligation for
       telephone system, effective
       February 1997 with subsequent
       amendments, effective interest
       rate of 21.5%, payable in monthly
       installments of $16 through
       August 2002                                 315          352          250

     Capital lease obligation for
       internet equipment, assumed from
       Hebron, monthly payments of $39
       through June 2001, effective
       interest rate of 12%                         --          666          369

     Capital lease obligation for switch
       equipment, assumed from Hebron,
       monthly payments of $26 through
       December 2000, effective interest
       rate of 13.25%                               --          368          103

     Capital lease obligation for switch
       equipment, assumed from Hebron,
       monthly payments of $20 through
       March 2002, effective interest
       rate of 12%                                  --          473          343

     Other notes payable and capital
       leases                                       35          240           74
                                              --------     --------     --------

                                                 3,361        5,994        4,415
     Amounts due within one year                 2,315        2,300        3,465
                                              --------     --------     --------

                                              $  1,046     $  3,694     $    950
                                              ========     ========     ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE F--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Future maturities of notes payable and long-term debt as of September 30, 2000, are as follows:


                               Related
                               Parties         Others          Total
                              ----------     ----------     ----------
    2001                      $    2,331     $    3,465     $    5,796
    2002                           1,573            739          2,312
    2003                             237             48            285
    2004                             151             51            202
    2005                             864             98            962
Thereafter                         2,097             13          2,110
                              ----------     ----------     ----------

                              $    7,253     $    4,415     $   11,668
                              ==========     ==========     ==========


NOTE G--INCOME TAXES

Income tax expense (benefit) consists of the following:


                                     1997          1998          1999
                                   --------      --------      --------
Current
     Federal and state             $     --      $     --      $     --
Deferred
     Federal and state                   92          (700)        1,977
                                   --------      --------      --------
                                   $     92      $   (700)     $  1,977
                                   ========      ========      ========


At December 31, 1999, the Company has net operating loss carryforwards totaling approximately $5,100 that may be used to offset future taxable income. These net operating loss carryforwards expire in the years 2009 through 2014.

Income tax expense (benefit) for the years ended December 31, 1997, 1998 and 1999, differs from the expected rate of 34% for the following reasons:


                                                              1997          1998          1999
                                                            --------      --------      --------
     Federal income tax (benefit) at statutory rate            (34.0)        (34.0)         34.0
     Expenses and losses not providing a tax benefit            81.9           8.7           2.3
     Change in valuation allowance                                --          14.9           5.1
     State income tax (benefit), net                            (5.5)         (5.7)          5.7
                                                            --------      --------      --------
                                                                42.4         (16.1)         47.1
                                                            ========      ========      ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE G--INCOME TAXES--Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:


                                                        December 31          September 30
                                                     1998          1999          2000
                                                   --------      --------    ------------
Tax effect of future tax deductible items
     Allowance for uncollectible receivables       $    158      $    200      $    172
     Deferred telemarketing costs                     2,516           858           360
     Accrued termination obligation                     650           865           865
     Depreciable assets                                  75           153           272
     Loss carryforwards                               2,228         2,235         2,257
     Other reserves and settlements                     600           154           162
                                                   --------      --------      --------
Total deferred tax assets                             6,227         4,465         4,088
Less valuation allowance                               (650)         (865)         (865)
                                                   --------      --------      --------

     Net deferred tax asset                        $  5,577      $  3,600      $  3,223
                                                   ========      ========      ========



The Company believes that the improvements in its operating results, as discussed in Note J, provides sufficient positive evidence to indicate that it is more likely than not that it will realize the net deferred tax benefit of $3,600 recorded in the financial statements. The Company's actual operating results in 1999 and projections for future taxable income provide for full utilization of the deferred tax asset, net of the valuation allowance, over the periods in which the temporary differences are anticipated to reverse.



At December 31, 1998 and 1999, the Company has provided a valuation allowance of $650 and $865, respectively, for the tax effects of the accrued termination obligation to the former Company Founder, because the Company cannot assess that it is more likely than not that it will realize these benefits. The change in the total valuation allowance for the year ended December 31, 1999, is due to the excess of expenses recorded in the financial statements for the accrued termination obligation over the amounts that were currently deductible for income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE H--REDEEMABLE AND NONREDEEMABLE COMMON STOCK


From time to time, the Company entered into various agreements with certain of its shareholders pursuant to which the Company agreed, upon request of one or more of such shareholders, to redeem the shares of Common Stock owned by such shareholder. While the Company's Certificate of Incorporation authorizes the Company to issue a single class of Common Stock, the Company has, for financial accounting purposes, segregated its Common Stock into two distinct groups, redeemable and nonredeemable. Of the 838,927 shares of Common Stock outstanding at December 31, 1999, 15,537 shares are characterized as redeemable common stock and 823,390 shares are characterized as nonredeemable common stock.


The Company has entered into four variations of the redemption agreements, which it classifies as Type A, Type B, Type C and Type D. Generally, each redemption agreement provides that the shares of Common Stock shall be repurchased for an amount that gives the shareholder a specified rate of return based on the length of time the shareholder owned such shares. Type A agreements were issued primarily between October 1992 and December 1992 and Type B agreements were issued primarily between January 1993 and May 1995. Type A redemption agreements provide that shareholders owning their shares of Common Stock between 6 months and one year receive a 12% annual return; between one year and 18 months receive a 15% annual return; and between 18 months and two years receive an 18% annual return. Type B redemption agreements provide that shareholders owning their shares of common stock between one year and 18 months receive a 15% annual return, and between 18 months and two years receive an 18% annual return. Each of the Type A and Type B agreements expires two years after issuance. All of the Type A and Type B agreements have now expired pursuant to their terms.

Type C agreements were issued primarily between July 1992 and September 1992 and have terms identical to the Type A agreements except that Type C agreements have no expiration. The Company has agreed at its option to redeem the shares of Common Stock owned for more than two years for the last highest price that the shares of Common Stock have been sold to an investor. Type D Agreements have no expiration and were issued from May 1995 until the Company discontinued issuing redemption agreements altogether in February 1996. Type D agreements provide that shareholders owning their shares of Common Stock less than one year receive a 10% annual return; between one year and 18 months receive a 15% annual return; between 18 months and three years receive an 18% annual return; and over three years an amount based on a formula specified in the agreement.

During the years ended December 31, 1998 and 1999, substantially all of the outstanding Type D redeemable common stock had been outstanding for over three years. Accordingly, the redemption price was based upon the formula specified in the Type D redemption agreements for stock held over three years. Application of the formula to the carrying amount of Type D redeemable common stock resulted in a net reduction of the redemption price of approximately $179 and $102, respectively, during the years ended December 31, 1998 and 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE H--REDEEMABLE AND NONREDEEMABLE COMMON STOCK--Continued

At December 31, 1998 and 1999, the carrying amount of redeemable common stock is as follows:

                                                                   1998         1999
                                                                 --------     --------

     Principal amount invested by stockholders                   $  1,506     $  1,492
     Accumulated accretion of agreed upon redemption
              price, net of periodic distributions paid to
              the stockholders                                        249          147
                                                                 --------     --------
                                                                 $  1,755     $  1,639
                                                                 ========     ========

The carrying amounts of redeemable common stock applicable to the various types of redemption agreements were as follows at December 31, 1998 and 1999:


                                                                   1998         1999
                                                                 --------     --------
     Type C redemption agreements                                $    237     $    237
     Type D redemption agreements                                   1,518        1,402
                                                                 --------     --------

                                                                 $  1,755     $  1,639
                                                                 ========     ========



A summary of activity of redeemable common stock during each of the years ended December 31, 1997, 1998 and 1999, and the nine months ended September 30, 2000, is as follows:



                                                                                                 Nine Months
                                                                                                    Ended
                                                                Year Ended December 31           September 30
                                                           1997          1998          1999          2000
                                                         --------      --------      --------    ------------
Balance at beginning of period                           $  3,853      $  3,035      $  1,755      $  1,639

Redemptions of redeemable common stock                        (53)       (1,082)          (14)           --

Expiration and cancellation of redemption options            (687)          (19)           --            --

Change in redemption value of redeemable
    common stock                                              470          (179)         (102)          (42)

Distributions to redeemable stockholders                     (548)           --            --            --
                                                         --------      --------      --------      --------

Balance at end of period                                 $  3,035      $  1,755      $  1,639      $  1,597
                                                         ========      ========      ========      ========

As discussed in Note I, certain of the Company's nonredeemable common stock may be subject to rescission by the shareholder because of the Company's failure to register its securities. Rescission rights for individual stockholders vary, based upon the states in which the stockholder resides. Common stock that is subject to rescission is recorded separately from stockholders deficiency in the Company's balance sheet. As the statute of limitations expire in the respective states, such amounts are reclassified to stockholders' deficiency. A summary of the common stock subject to rescission and reclassifications to stockholders' deficiency is as follows:

Balance at January 1, 1997                            $ 6,107
Amount reclassified to stockholders' deficiency        (2,892)
                                                      -------
Balance at December 31, 1997                            3,215
Amount reclassified to stockholders' deficiency        (1,530)
                                                      -------
Balance at December 31, 1998                            1,685
Amount reclassified to stockholders' deficiency        (1,216)
                                                      -------
Balance at December 31, 1999                              469
Amount reclassified to stockholders' deficiency          (138)
                                                      -------
Balance at September 30, 2000                         $   331
                                                      =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE I--COMMITMENTS AND CONTINGENCIES

Violations of Federal and State Securities Laws

In 1995, the Company determined that it may not have registered its securities with the Securities and Exchange Commission (the "Commission") when it was obligated to do so under Federal securities laws and that, consequently, it may have engaged in the sale or delivery of unregistered securities in violation of the Federal securities laws. In July 1996, the Company voluntarily reported this information to the Commission, which then instituted an investigation into whether the Company and its two principal founders had violated any of the Federal securities laws. The Company and its two founders cooperated with the Commission during this investigation.

In September 1997, the Commission's staff attorney who was conducting the investigation informed the Company that the staff intended to recommend to the Commission that it institute cease-and-desist proceedings against the Company, based upon the staff's belief that the Company had violated Sections 5(a) and 5(c) of the Securities Act of 1933, as amended ("Securities Act"), and Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 12g-1 promulgated under the Exchange Act. Also in September 1997, the Commission's staff attorney informed the two founders and Hebron that the staff intended to recommend that the Commission institute cease-and-desist proceedings against them.


On July 15, 1998, the Company, the two founders and Hebron executed an offer of settlement in which they consented to the entry of a cease-and-desist order contingent upon the Commission accepting the Commission's staff's recommendation. The offers provided that the Company and the two founders would cease and desist from committing or causing any violations or future violations of Sections 5(a) and 5(c) of the Securities Act and Section 12(g) of the Exchange Act and Rule 12g-1. Additionally, in the offers, Hebron consented to the entry of a cease-and-desist order which provided that it would cease-and-desist from committing or causing any violations or future violations of Sections 5(a) and 5(c) of the Securities Act.

On July 23, 1998, the Commission approved the Commission's staff attorney's recommendation and accepted the offers of settlement. On July 30, 1998, the Commission issued a cease-and-desist order which stated that (a) the Company, the two founders and Hebron had violated Sections 5(a) and 5(c) of the Securities Act; (b) the Company had violated Section 12(g) of the Exchange Act and Rule 12g-1; and (c) the two founders had caused the violation of Section 12(g) of the Exchange Act and Rule 12g-1. The Commission ordered the Company, the two founders, and Hebron to cease and desist from committing or causing any violations and any future violations of Sections 5(a) and 5(c) of the Securities Act and Section 12(g) of the Exchange Act and Rule 12g-1. The Commission did not order any monetary penalties, fines, sanctions, or disgorgement against the Company, the two founders, Hebron or anyone else associated with the Company or any of the other parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE I--COMMITMENTS AND CONTINGENCIES--Continued

Violations of Federal and State Securities Laws, Continued

The Federal securities laws provide legal causes of action against the Company by persons buying the securities from the Company, including action to rescind the sales. With respect to the sales described above, the statutes of limitations relating to such actions appear to have expired for sales made by the Company more than three years ago. The Company made substantially all of the stock sales more than three years ago. However, with respect to such sales, other causes of actions may exist under federal law, including causes of action for which the statute of limitations may not have expired.


Each of the states in which the Company has effected sales of common stock has its own securities laws, which likely have equal applicability to the Company's activities discussed above. The Company sold stock to persons in over forty states, and those states typically provide that a purchaser of securities in a transaction that fails to comply with the state's securities laws can rescind the purchase, receiving from the issuing company the purchase price paid plus an interest factor, frequently 10% per annum from the date of sales of such securities, less any amounts paid to such security holder. The statutes of limitations for these rights typically do not begin running until a purchaser discovers the violation of the law, and therefore in most instances, and depending on individual circumstances, the statute of limitations do not appear to limit those rights for most purchasers of securities from the Company. Also, depending on the law of the state and individual circumstances, monetary damages and other remedies may be granted for breach of state securities laws.

The Company and its attorneys have completed an evaluation of the statutes of limitations for each of the states in which the Company sold stock to a stockholder. The Company believes that it may have a liability at September 30, 2000 of $331 to stockholders whose rights of rescission have not expired under applicable state securities laws. As discussed in Note H, the Company has recorded this potential liability as Common Stock subject to rescission in the balance sheet.

In addition, the Company may be liable for rescission under state securities laws to the purchasers of the Hebron common stock because of the prior relationship of the two companies. The Company cannot predict how many of the Hebron stockholders will exercise their right of rescission, and no liability has been accrued at December 31, 1999.


Other Securities Matters

In December 1994, the Washington Department of Financial Institutions - Securities Division ("WDS") notified the Company that it was aware that the Company may have offered unregistered securities to residents of the State of Washington and instructed the Company to cease and desist such offers and to provide information with respect to any sales of such securities. In April 1997, the WDS told the Company that it was trying to close its file on the Company and served a subpoena on the Company that sought various documents relating to the Company's shareholders in Washington State. The Company voluntarily produced documents in response to the subpoena in May 1997. The WDS has not corresponded with the Company since May 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE I--COMMITMENTS AND CONTINGENCIES--Continued

Other Securities Matters

In February 1996, the Oklahoma Department of Securities ("ODS") made an inquiry to the Company with regard to the basis upon which the Company had offered and sold securities and effected issuances of short-term notes under the APLP without registration under the Oklahoma Securities Act. The Company responded to such inquiry in February 1996 advising the ODS that neither the Company nor its Oklahoma counsel believed that the short-term notes issued under the APLP constituted securities, and claiming that the common stock was exempt from registration under Section 401(b)(9)(B) of the Oklahoma Securities Act. The Company has not received a response from ODS and consequently has not had any further contact with the ODS on such matters since its response.

Commitments with Providers and Others


In April 1999, the Company entered into a telecommunications contract with WorldCom, its primary provider of switchless telecommunications services. The term of the contract is for three years, with early termination provided for based on meeting specified purchase commitments during the term of the contract. In connection with the contract, WorldCom agreed to subordinate its interests in the Company's customer base, as well as its accounts payable and other rights and obligations, to the financial institution providing the Company's Credit Facility. WorldCom has a second security lien on all of the assets in which the financial institution has a first security lien. The agreement provided for reduced rates and credits for disputed payables. The Company recognized these credits as a reduction of expenses during the year ended December 31, 1999. The Company is required to maintain minimum purchase commitments under the terms of its contract with WorldCom. During the year ended December 31, 1999, the Company met the minimum purchase commitments, and expects to be able to continue to meet these requirements. At December 31, 1999, the remaining purchase commitment over the remainder of the contract was approximately $51.6 million.

In connection with the Asset Purchase Agreement with Hebron, as described in Note B, the Company also assumed responsibility for the telecommunications contract between Hebron and Broadwing (Formerly IXC Communications, Inc.), the underlying carrier that transports the Company's call records through the Oklahoma City and Chicago switches. This contract is effective through September 2003, and requires the Company to maintain minimum monthly purchase commitments of $550. The Company met the minimum purchase commitments during 1999.

At December 31, 1999, the Company has commitments to purchase equipment and system software totaling approximately $4,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE I--COMMITMENTS AND CONTINGENCIES--Continued

Deferred Compensation Contracts

In 1997, and as amended in 1998, the Company entered into non-qualified deferred compensation agreements with certain salespersons. The deferred compensation plan, which is not funded, allowed these salespersons to defer portions of their current compensation. The Company agreed to pay the salespersons an amount equal to their deferred compensation plus an effective rate of return, ranging from 45% to 55%. In 1999, the Company repaid in full all but one of these obligations. The liability for the deferred compensation contracts is included in accounts payable and accrued expenses, and totaled approximately $385 and $43 at December 31, 1998 and 1999, respectively.

Long-Term Agreements with Salespersons

In 1997, the Company entered into long-term agreements with certain salespersons. The agreements were effective for twenty-five (25) years, and provide for a 3% commission of the net domestic phone billings, as defined in the agreement, to be paid to the salespersons, plus additional commissions through recruitment efforts, death and termination benefits, and other benefits as described in the agreements. The termination benefits defined in the original agreement provide for the salespersons to receive 75% of the commissions earned under the contract for current subscribers assigned to the salesperson at the termination date, plus 50% of the commissions earned for all additional subscribers who enroll under the salespersons' existing non-profit organizations, for a period of 25 years. In exchange for the extended contract terms and death and termination benefits, the Company received non-competition agreements, as defined in the agreements, with each of the salespersons. In 1999, the Company renegotiated or terminated the agreements with these salespersons, by (1) replacing the original agreements with full-time or part-time employment contracts, or independent contractor agreements ranging from three to five years; (2) entering into negotiated settlement agreements with the salespersons, or (3) continuing to pay the salespersons under the termination provisions of the original contract.

Non-Cancelable Operating Leases

The Company leases office space, copiers and other equipment under agreements that are accounted for as operating leases. These lease agreements expire in varying years through 2004. Total lease expense was approximately $229, $472, and $692 in 1997, 1998 and 1999, respectively. Future commitments under non-cancelable operating leases are as follows:

Year Ended December 31
              2000                                   $         614
              2001                                             420
              2002                                             431
              2003                                             111
              2004                                             105
                                                     -------------
                                                     $       1,681
                                                     =============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE I--COMMITMENTS AND CONTINGENCIES--Continued

Other Matters

From time to time, the Company may be party to litigation, claims and assessments arising in the normal course of business. In the opinion of management, the outcomes of such proceedings will not be material to the Company's financial position, results of operations or cash flows.


NOTE J--FINANCIAL CONDITION AND RESULTS OF OPERATIONS


From its inception through December 31, 1998, the Company had incurred cumulative net operating losses totaling approximately $12,000. In 1999, the Company implemented a series of cost reduction measures that enabled the Company to realize net income of $2,224. Despite the profitability, however, the Company's total net sales declined by 7.7% from 1998 to 1999, and the net sales from long distance revenues, exclusive of the pass-through charges that began in 1998, declined from $113,000 and $114,000 in 1997 and 1998, respectively, to $102,000 in 1999. In addition, the accumulated stockholders' deficiency was ($23,758) at December 31, 1999. These factors, among others, indicate that the Company will be unable to continue as a going concern for a reasonable period of time.


Beginning in 1998 and continuing into 1999 and 2000, the Company has taken several steps which management believes will enable the Company to continue to realize profitability, as well as improve the Company's overall financial position and liquidity. These steps include:

     o Despite recurring net losses, the Company previously had a policy of declaring distributions to its stockholders. From 1994 through 1997, the Company declared cumulative distributions to nonredeemable stockholders totaling approximately $15,700. Through December 31, 1999, approximately $12,400 had been paid, and $3,300 was payable at December 31, 1999. The amounts payable at December 31, 1999, were to the Chairman and the former Senior Vice President. When declared, the distributions were recorded as a charge to retained earnings (deficit). In addition, accretions of the redemption value of the redeemable common stock, as described in Note H, were also recorded as a charge to retained earnings (deficit). Through December 31, 1999, the cumulative charge to retained earnings (deficit) as a result of accretions to the redeemable common stock was approximately $3,400. The Company reduced this liability through payments of the distributions to redeemable stockholders as well. Cumulative payments of distributions to redeemable stockholders totaled approximately $3,300. The deficit in retained earnings is larger by approximately $19,100 as a result of the distributions to nonredeemable stockholders and accretions of the redemption value of redeemable stock to the redeemable stockholders.

          The Company discontinued the policy of declaring distributions to its stockholders at the end of 1997. Future dividends or distributions to owners are restricted under the Company's revolving line of credit agreement, as described in Note D to the financial statements. The Company believes that retaining earnings will enable the Company to sustain profitability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE J--FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Continued


     o As discussed in Note D, the Company has obtained funding from a financial institution for a $30,000 line of credit. The proceeds of this line of credit have enabled the Company to become and remain current on its operating liabilities, and to repay existing loans and notes that carried higher interest rates. The proceeds have also provided the Company with the necessary capital to upgrade its core computer systems. The Company has been notified by the financial institution that it has been approved for an increase in the line of credit to $35,000.


     o In April 1999, the Company entered into a new telecommunications contract with WorldCom, as discussed in Note I to the financial statements. The new agreement provides the Company with reduced rates on its switchless long distance services. The Company has passed some of the savings from reduced rates to its customers, in order to compete with industry-wide rate reductions, and has retained the benefit of some of the savings. The agreement provides for further periodic reviews of the rates, and in December 1999, the Company received an additional rate reduction from WorldCom.

     o Effective February 1, 1999, the Company acquired the rights and responsibilities of the switched services operations that were previously provided by Hebron, as discussed in Note B to the financial statements. The Company realized significant savings in 1999 from operation of the switches as compared to purchasing the switched services from Hebron, and the Company expects these savings to continue in the future.

     o Beginning in January 1999, the Company began operating its telemarketing department internally, rather than outsourcing those services to VisionQuest. Internally operating the telemarketing department resulted in significant cost savings in 1999, and the Company expects these savings to continue in the future. In the fourth quarter of 1999, the Company began acquiring new telemarketing equipment, and opened a new telemarketing facility in Tahlequah, Oklahoma in January 2000. In an effort to increase its revenues and customer base, the Company plans to increase its telemarketing efforts in 2000.

Management believes that the above factors will enable the Company to continue to realize profitable operations and reduce its deficits, improve its liquidity ratios, and continue to meet its obligations on an ongoing basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE K--STOCK BASED COMPENSATION (Dollars in thousands, except per share amounts)

Description of Company Stock Compensation Plans

The Company has entered into various stock option and stock bonus plans with officers, non-employee directors, key employees, and certain consultants and independent contractors. For stock-based compensation awards granted to employees, the Company follows the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees. For stock-based compensation awards granted to non-employee directors, the Company followed the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, through June 30, 2000. Effective July 1, 2000, the Company adopted the provisions of APB Opinion No. 25 for its non-employee directors, as permitted by FASB Interpretation No. 44, "An Interpretation of APB Opinion No. 25." The Company has recorded the effect of this accounting change as a cumulative effect of change in accounting principle, net of tax, in its statement of operations for the nine months ended September 30, 2000.

Stock Option Plans

Board of Directors Stock Option Plan

Effective October 1, 1998 and January 1, 1999, the Company's Board of Directors granted two employee directors and two non-employee directors options to purchase Company stock. Three of the options granted entitle the individuals to purchase 3% of the fully diluted common stock as of the grant date. The other option originally entitled the non-employee director to purchase 0.5% of the fully diluted common stock; this option was amended in May 1999 to 1% of the fully diluted common stock. For the employee directors, the fair value of the common stock, as determined by an independent appraiser, as of the grant date was less then the exercise price; accordingly, the Company did not recognize any compensation expense for the employee directors. Stock option expense recognized under the fair value method prescribed by SFAS No. 123 for non-employee directors totaled $28, $38 and $36 for 1998, 1999, and through June 30, 2000. On July 1, 2000, the Company adopted the APB Opinion No. 25 intrinsic value method of accounting for stock options. The $102 of expense recognized under SFAS No. 123 was recorded as a cumulative effect of an accounting change, net of applicable income taxes of $45. For the additional options granted to one non-employee director effective July 1, 1999, as discussed above, the Company recognized expense of $8, based upon the difference between the fair value of the common stock as of the grant date ($41.50 per share) and the exercise price of the stock options ($28.86).

Effective with the May 1999 amendments to the employment agreements with the employee directors and the stock agreements with the non-employee directors, the stock options are exercisable at 25% on July 1, 1999, and 25% each July 1 thereafter, until fully vested. Each exercise right shall continue in force for a period of five years following its commencement, irrespective of the individual's subsequent employment status with the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE K--STOCK-BASED COMPENSATION--Continued

Employee Stock Incentive Plan

In December 1999, the Company's Board of Directors approved the 1999 Stock Incentive Plan (the "Plan"), which authorized 40,000 shares of the Company's common stock to be reserved for issuance to employees, directors, consultants and other individuals. The Plan enables the Company to reward participants with
(i) incentive stock options and/or non-qualified stock options to purchase shares of Company common stock, (ii) stock appreciation rights with respect to shares of Company common stock, (iii) shares of Company common stock, (iv) performance share awards which are designated as a specified number of shares of Company common stock and earned based on performance, and (v) performance unit awards which are designated as having a certain value per unit and earned based on performance. Effective July 1, 2000, the Company granted options totaling 24,500 shares to certain Company employees.

The following table summarizes the Company's stock option transactions from January 1, 1998 through September 30, 2000:

                                                        WEIGHTED                   WEIGHTED
                                                        AVERAGE     SHARES         AVERAGE
                                          SHARES        EXERCISE    SUBJECT TO     EXERCISE
                                          SUBJECT TO    PRICE       EXERCISABLE    PRICE
                                          OPTIONS       PER SHARE   OPTIONS        PER SHARE
                                          ----------    ---------   -----------    ---------
Outstanding, December 31, 1997                  --          n/a            --          n/a
     Granted                                59,142       $28.86         5,914       $28.86
     Exercised                                  --           --            --           --
     Canceled/forfeited                         --           --            --           --
                                           -------       ------       -------       ------
Outstanding, December 31, 1998              59,142        28.86         5,914        28.86
     Granted                                31,845        28.86        16,833        28.86
     Exercised                                  --           --            --           --
     Canceled/forfeited                         --           --            --           --
                                           -------       ------       -------       ------
Outstanding, December 31, 1999              90,987        28.86        22,747        28.86
     Granted                                24,500        25.20        22,747        28.86
     Exercised                                  --           --            --           --
     Canceled/forfeited                         --           --            --           --
                                           -------       ------       -------       ------
Outstanding, September 30, 2000            115,487       $28.08        45,494       $28.86
                                           =======       ======       =======       ======

Following is a recap of the outstanding stock options at September 30, 2000:

                                 Options Outstanding
                               -----------------------     Options Exercisable
                               Weighted                    -------------------
                               Average        Weighted               Weighted
                               Remaining       Average                Average
Range of                       Contractual     Exercise               Exercise
Exercise Prices     Shares     Life (Years)      Price     Shares       Price
---------------     -------    ------------   --------     ------    --------
$25.20               24,500         10.0       $25.20         -0-     $ 0.00
 28.86               90,987          5.0        28.86      45,494      28.86
------              -------       ------       ------      ------     ------
$25.20 to 28.86     115,487          7.1       $28.08      45,494     $28.86
===============     =======       ======       ======      ======     ======

Pursuant to SFAS No. 123, the Company is required to disclose the pro forma net earnings and earnings per share effects of the stock options, as if the stock options had been accounted for under the provisions of SFAS No. 123. SFAS No. 123 prescribes that the compensation cost be recorded equal to the fair value of the options as of the grant date, and that compensation costs be recognized ratably over the vesting period of the options. Had compensation costs been determined in accordance with SFAS No. 123, the Company's net income (loss) and net income (loss) per share amounts for the years ended December 31, 1998 and 1999 would have been reduced (increased) to the pro forma amounts indicated below:

                                                                         Year Ended
                                                                        December 31,
                                                                    1998           1999
                                                                  --------       --------
              Net income (loss)
                  As reported                                     $ (3,655)      $ 2,224
                  Pro forma                                         (3,671)        2,198

              Basic earnings (loss) per share
                  As reported                                     $  (4.32)      $  2.83
                  Pro forma                                          (4.34)         2.80

              Diluted earnings (loss) per share
                  As reported                                     $  (4.43)      $  2.35
                  Pro forma                                          (4.45)         2.32

The Company has obtained an independent appraisal of its common stock for each date that it granted stock, options and bonuses to employees and non-employee directors. Stock options granted in January 1999 and October 1998 have an exercise price of $28.86 per share, which exceeds the fair value of the Company's common stock as of the grant date. The weighted average estimated fair value of the options granted in January 1999 and October 1998 were $2.83 per share and $3.94 per share respectively. The stock options granted in July 1999 have an exercise price of $28.86 per share, which is lower than the fair value of the Company's common stock as of the grant date. The weighted average estimated fair value of these options was $20.05 per share.

Because the Company's stock is not publicly traded, the fair value of the Company stock options was estimated on the date of the grant using the minimum valuation method, as prescribed by SFAS No. 123. Under the minimum value method, expected stock price volatility is set at a level that approximates 0%. The estimated weighted-average fair value of the options granted during 1998 and 1999 was calculated using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                                  1998        1999
                                                                --------    --------
              Expected stock price volatility                     0.0001%     0.0001%
              Risk-free rate                                        4.27%       4.55%
              Expected dividend yield                                0.0%        0.0%
              Weighted-average expected life                    8.3 years   7.1 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. The Company's stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE K--STOCK-BASED COMPENSATION--Continued


The stock bonuses were granted as of October 1, 1998 and January 1, 1999, and provided for the employee and non-employee directors to collectively receive 2.5% of the fully diluted common stock as of the grant dates. The number of shares granted in 1998 and 1999 was 13,647 and 9,099, respectively. Compensation expense is recognized on a straight-line basis over the vesting period. In addition, the agreements provide for the Company to pay a cash bonus equal to the amount of income taxes for which the recipients will be liable as a result of the vesting of the stock bonus, and an additional cash bonus equal to the amount of income taxes for which the recipient will be liable as a result of the first cash bonus. During the years ended December 31, 1998 and 1999, the Company recognized compensation expense of $83 and $147, respectively, pursuant to the stock bonus. Additional compensation expense of $45 and $80, respectively, was recognized for the related tax bonus arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE L--EARNINGS (LOSS) PER SHARE  (per share amounts not in thousands)

The computation of basic and diluted earnings (loss) per share is as follows:


                                                                                                           Nine Months Ended
                                                                      Years Ended December 31                September 30
                                                                 1997          1998          1999          1999         2000
                                                               --------      --------      --------      --------     --------
                                                                            (Restated)    (Restated)
Basic Earnings (Loss) Per Share

Net income (loss)                                              $   (341)     $ (3,655)     $  2,224      $  3,056     $    436
Decrease (increase) in redemption value of
    redeemable common stock                                        (470)          179           102            43           42
                                                               --------      --------      --------      --------     --------
Net income (loss) available to nonredeemable
    common stockholders                                        $   (811)     $ (3,476)     $  2,326      $  3,099     $    478
                                                               ========      ========      ========      ========     ========

Average shares of nonredeemable common stock outstanding            799           804           823           823          823
                                                               ========      ========      ========      ========     ========

    Basic Earnings (Loss) Per Share                            $  (1.01)     $  (4.32)     $   2.83      $   3.76     $   0.58
                                                               ========      ========      ========      ========     ========

Diluted Earnings (Loss) Per Share

Net income (loss) available to nonredeemable
    common stockholders                                        $   (811)     $ (3,476)     $  2,326      $  3,099     $    478
Decrease (increase) in redemption value of
    redeemable common stock                                          --          (179)         (102)          (43)         (42)
                                                               --------      --------      --------      --------     --------
Net income (loss) available to nonredeemable common
    stockholders and assumed conversions                       $   (811)     $ (3,655)     $  2,224      $  3,056     $    436
                                                               ========      ========      ========      ========     ========

Average shares of nonredeemable common stock outstanding            799           804           823           823          823
Employee stock options                                               --            --           106           105          116
Stock warrants                                                       --            --             3             2            4
Conversion of redeemable common stock                                --            21            16            16           16
                                                               --------      --------      --------      --------     --------

Average shares of common stock outstanding
    and assumed conversions                                         799           825           948           946          959
                                                               ========      ========      ========      ========     ========

Diluted Earnings (Loss) Per Share                              $  (1.01)     $  (4.43)     $   2.35      $   3.23     $   0.46
                                                               ========      ========      ========      ========     ========


The average shares listed below (in thousands) were not included in the computation of diluted earnings (loss) per share because to do so would have been antidilutive for the periods presented:


                                                                                      Nine Months Ended
                                                  Years Ended December 31               September 30
                                               1997         1998         1999         1999         2000
                                             --------     --------     --------     --------     --------

Conversion of convertible notes                     3            3            3            3            3

Conversion of redeemable common stock              23           --           --           --           --

Employee stock options                             --           18           --           --           --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE M--QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                          Three Months Ended
                                   ------------------------------------------------------------------
                                     March 31,         June 30,        September 30,     December 31,
                                       1998              1998              1998              1998
                                   ------------      ------------      ------------      ------------
                                              (in thousands except per share data restated)
Net sales                          $     30,842      $     31,810      $     31,494      $     30,086
Net loss                                   (520)             (999)             (699)           (1,437)
Basic earnings (loss)
     per share                            (0.79)            (1.28)            (0.58)            (1.66)
Diluted earnings (loss)
     per share                            (0.79)            (1.28)            (0.85)            (1.72)



                                                          Three Months Ended
                                   ------------------------------------------------------------------
                                     March 31,         June 30,        September 30,     December 31,
                                       1999              1999              1999              1999
                                   ------------      ------------      ------------      ------------
                                              (in thousands except per share data restated)
Net sales                          $     29,040      $     28,141      $     29,371      $     28,109
Net income (loss)                           193             2,339               524              (832)
Basic earnings (loss)
     per share                             0.23              2.86              0.67             (0.94)
Diluted earnings (loss)
     per share                             0.21              2.47              0.55             (0.94)



                                        Three Months Ended
                         --------------------------------------------------
                         March 31,           June 30,         September 30,
                           2000                2000                2000
                         ---------           --------         -------------
                                (in thousands except per share data)
Net sales                $ 26,363            $ 25,550             $ 24,223
Net income (loss)             176                (323)                 583
Basic earnings (loss)
  per share                  0.26               (0.39)                0.71
Diluted earnings (loss)
  per share                  0.18               (0.39)                0.60





In the second quarter of 1999, the Company received significant credits in connection with its new telecommunications service agreement with WorldCom. The Company also recovered $182 of the loss on the advances made to an unrelated long-distance reseller, as described below.

In the fourth quarter of 1998, the Company recorded pre-tax losses of $215 in connection with the impairment of its former corporate headquarters and $552 for a loss on a receivable from an unrelated long-distance reseller.


For the first and second quarters of 1998, the fourth quarter of 1999, and the second quarter of 2000, diluted earnings (loss) per share is the same as basic earnings (loss) per share, because potentially dilutive securities were antidilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE N--SUBSEQUENT EVENTS

In May 2000, the Company and lender entered into an amendment to the Credit Facility, which increased the maximum availability under the line of credit to $35,000, subject to the collections and earnings multiples contained in the original agreement, and as amended.


Also effective July 1, 2000, the Company granted options totaling 8,000 shares to a nonprofit organization that participates in the Company's rebate program. The terms of the agreement provide that none of the shares are exercisable until the organization reaches certain sales levels.

Effective September 1, 2000, the Company adopted the 401k AmeriVision Retirement Plan (the "401k Plan"). The 401k Plan provides for all employees meeting certain eligibility requirements to participate in the 401k Plan. The Company may make discretionary profit-sharing contributions to the 401k Plan. The Company did not make any such discretionary contributions during September 2000.

In September 2000, the Investigative Committee of the Board of Directors authorized an independent investigation into the past actions of the Chairman of the Board of Directors, as discussed in Note B. This matter is currently ongoing, and the Company cannot predict what the ultimate outcome of this matter will be.

NOTE O -- PRIOR PERIOD ADJUSTMENTS

Subsequent to the issuance of the Company's 1999 Financial Statements, the Company's management and Board of Directors determined that the original employment and stock agreements entered into with certain of its officers and directors had not been considered. These agreements had effective dates ranging from October 1998 to January 1999. In May 1999, the Company entered into new agreements with each of the officers and directors, all of which superceded their prior agreements. However, except in the case of one non-employee director, the only changes to the stock options and stock bonuses were to change the vesting period of the awards. For one non-employee director, the stock option was increased from 4,550 shares to 9,099 shares. Thus, the Company believes that the stock options and stock bonuses are more properly accounted for in accordance with the terms of the original agreements, with subsequent modifications to the awards and vesting periods accounted for in the period that the changes occurred.

In addition, the Company has also restated its financial statements to reclassify common stock subject to rescission by the stockholder separately from stockholders' deficiency, as discussed in Notes H and I to the financial statements.

The following table summarizes the effects of the restatements described above to the prior period financial statements:



                                             As Previously Reported                                 As Restated
                                ------------------------------------------------ ------------------------------------------------
                                                            Basic      Diluted                               Basic      Diluted
                                                           Earnings    Earnings                             Earnings    Earnings
                                Stockholders'  Net Income   (Loss)      (Loss)   Stockholders'  Net Income   (Loss)      (Loss)
                                 Deficiency      (Loss)    Per Share   Per Share  Deficiency      (Loss)    Per Share   Per Share
                                -------------  ----------  ----------  --------- -------------  ----------  ---------   ---------
As of January 1, 1997            $(16,827)      $   N/A     $  N/A     $  N/A      $(22,934)     $   N/A     $  N/A      $  N/A
                                 ========       =======     ======     ======      ========      =======     ======      ======
As of and for the year ended
   December 31, 1997             $(22,612)      $  (341)    $(1.01)    $(1.01)     $(25,827)     $  (341)    $(1.01)     $(1.01)
                                 ========       =======     ======     ======      ========      =======     ======      ======
As of and for the year ended
   December 31, 1998             $(25,971)      $(3,557)    $(4.22)    $(4.33)     $(27,644)     $(3,655)    $(4.32)     $(4.43)
                                 ========       =======     ======     ======      ========      =======     ======      ======
As of and for the year ended
   December 31, 1999             $(23,229)      $ 1,913     $ 2.50     $ 2.14      $(23,758)     $ 2,224     $ 2.83      $ 2.35
                                 ========       =======     ======     ======      ========      =======     ======      ======

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

          3.1         -  Certificate of Incorporation of the Company
          3.2         -  Bylaws of the Company
          3.3         -  Secretary certificate regarding amended and restated bylaws
          4.1         -  Form of certificate representing shares of the Company's common stock
          4.2         -  Form of Type A Redemption Agreement
          4.3         -  Form of Type B Redemption Agreement
          4.4         -  Form of Type C Redemption Agreement
          4.5         -  Form of Type D Redemption Agreement
          4.6         -  Form of Convertible Note
          4.7         -  Promissory Note dated April 20, 1999, payable by the Company to
                         C.A.S.E., Inc.
          4.8         -  Promissory Note dated April 20, 1999, payable by the Company to John
                         Damoose
          10.1        -  Agreement, dated as of April 13, 1998, between the Company and Carl
                         Thompson
          10.2        -  First Amendment to April 13, 1998 Agreement between Amerivision
                         Communications, Inc. and Carl Thompson, dated as of December 31,
                         1998, among the Company, Carl Thompson and Willeta Thompson
          10.3        -  Amended and Restated Employment Agreement, dated as of May 24, 1999 between
                         the Company and Stephen D. Halliday
          10.4        -  Amended and Restated Stock Agreement, dated as of May 24, 1999, among the
                         Company, Jay A. Sekulow and Tracy Freeny
          10.5        -  Amended and Restated Stock Agreement, dated as of May 24, 1999, among the
                         Company, John Damoose and Tracy Freeny
          10.6        -  Employment Agreement, dated as of May 24, 1999, between the
                         Company and John E. Telling
          10.7        -  Employment Agreement dated as of May 24, 1999 between the
                         Company and Tracy Freeny
          10.8        -  Reaffirmation of Commitments made in Employment Agreement of
                         Stephen D. Halliday dated as of June 30, 1999
          10.9        -  Reaffirmation of Commitments made in Stock Agreement of Jay A.
                         Sekulow dated as of June 30, 1999
          10.10       -  Agreement effective January 1, 1999, between the Company and
                         VisionQuest
          10.11       -  Telemarketing Services Agreement, effective as of January 1, 1999
                         Between the Company and VisionQuest
          10.12       -  Clarification to Agreement, effective as of June 9, 1999, by and
                         Between the Company and VisionQuest
          10.13       -  Asset Purchase Agreement, dated as of April 30, 1999, among Hebron, the Company, Tracy Freeny, Carl Thompson and S. T. Patrick.
          10.14       -  Lease/License Agreement, dated as of April 30, 1999 between Hebron and the Company.
          10.15       -  Form of Promissory Note payable by the Company to Hebron (form to be used with respect to Switch Note and Internet Note)
          10.16       -  Promissory Note dated February 1, 1999, in the original principal amount of $2,274,416 payable by the Company to Hebron
          10.17       -  Capital Stock Escrow and Disposition Agreement dated April 30,
                         1999 among Tracy C. Freeny, Hebron and Bush Ross Gardner Warren
                         & Rudy, P.A.
          10.18       -  Loan and Security Agreement dated as of February 4, 1999 between
          10.18.1     -  Amendment Number One to Loan and Security Agreement dated as of
                         October 12, 1999 between the Company and Coast Business Credit
          10.18.2     -  Amendment Number Two to Loan and Security Agreement dated as of May
                         10, 2000 between the Company and Coast Business Credit
          10.19**     -  Telecommunications Services Agreement dated April 20, 1999 by and between the Company and WorldCom Network Services, Inc.
         +10.20**     -  Program Enrollment Terms dated April 20, 1999 between the Company and WorldCom Network Services, Inc.
          10.21       -  Security Agreement dated April 20, 1999 by and between the Company and WorldCom Network Services, Inc.
          10.22       -  Letter Agreement dated July 14, 1999 between the Company and
                         Tracy C. Freeny
          10.23       -  Employment Agreement dated December 31, 1998, between the
                         Company and Kerry Smith
          10.24       -  Letter Agreement dated as of December 31, 1999 between the Company and John Telling
          10.25       -  Royalty Agreement dated as of January 1, 1999 between the Company and Regency Productions, Inc.
          10.26       -  Royalty Agreement effective as of January 1, 1999 between the
                         Company and Christian Advocates Serving Evangelism, Inc.
          10.27       -  Stock Incentive Plan
          21.1        -  List of subsidiaries of the Company
         +23.1        -  Consent of Cole & Reed, P.C.
          27.1        -  Financial Data Schedule
          27.2        -  Financial Data Schedule



 +     Filed herewith.


** Information from this agreement has been omitted because the Company has requested confidential treatment. The information has been filed separately with the Securities and Exchange Commission.